Annual Report 2008 二零零八年年報

C H A N G E S 改 變

SCMP Group Limited SCMP集團有限公司


ClassifiedPost
Career switch
City
Business
Mainland trade tumbles
HKEx sets 2pc cap on closing auction prices
Mother in plea to mortuary workers
Building binge
Heavy metal
South China Morning Post
HKMA chief fears 'financial protectionism'
Homes in
COSMO girl!
夏日遊玩
POP GIRLIE SHOPS IN HK

Table of Contents 目錄

Financial Highlights 財務摘要

(HK$ millions, unless stated otherwise 百萬港元，另有註明除外)

	2008	2007
Revenue 收益	1,045.3	1,251.5
Total operating expenses 總經營開支	819.0	853.8
Operating profit from principal activities 主要業務之經營盈利	226.3	397.7
Profit attributable to shareholders 股東應佔盈利	172.8	548.1
Earnings per share 每股盈利 (HK cents 港仙)	11.1	35.1
Dividend per share 每股股息 (HK cents 港仙)	8.0	18.0
Dividend payout ratio 派息比率	72%	51%
No. of shares outstanding 已發行股份數目	1,560,945,596	1,560,945,596
Property, plant & equipment 物業、機器及設備	502.6	534.2
Investment properties 投資物業	986.1	1,040.1
Available-for-sale financial assets 可供出售之金融資產	105.1	292.7
Cash and bank balances 現金及銀行結餘	272.0	257.7
Bank loans and overdraft 銀行貸款及透支	-	19.2
Net current assets 流動資產淨值	310.3	307.8
Net assets 資產淨值	1,910.3	2,171.6
Return on invested capital 資本投資回報	9%	16%
Gearing 資產負債比率	-	-

Corporate Profile 公司簡介

SCMP Group Limited (SEHK: 00583) is the holding company of South China Morning Post Publishers Limited and other subsidiaries engaged primarily in newspaper and magazine publishing. *South China Morning Post*, the flagship publication, is the leading English language newspaper in Hong Kong with a circulation of over 100,000 affluent and influential readers. SCMP Group also publishes Chinese language editions of *Cosmopolitan*, *Harper's Bazaar*, *CosmoGirl!*, *Automobile*, *Maxim* and *InStyle*.

SCMP集團有限公司（聯交所股份代號：00583）為南華早報出版有限公司及其他附屬公司的控股公司，主要從事報章及雜誌出版業務。其旗艦報章*《南華早報》*為香港具領導地位的英文報章，發行量逾100,000份，讀者均為富裕及具影響力之人士。SCMP集團亦出版中文版之*《Cosmopolitan》*、*《Harper's Bazaar》*、*《CosmoGirl!》*、*《車主》*、*《風度》*和*《型時代》*。

Chairman's Statement 主席函件

In 2008, the SCMP Group faced a range of challenges and changes. With the departure at the end of February of Ms Nancy Valiente as Group Chief Financial Officer and Managing Director of the *South China Morning Post*, I assumed an active role working closely with Ms Kuok Hui Kwong and her management team. During this period, the Group weathered increasingly challenging economic conditions which were first felt towards the middle of the year. Our business continued to be adversely affected as the financial crisis escalated in the second half of 2008. Despite these setbacks, the Group's financial health remains sound and we are in a strong position to meet the challenges ahead. As part of the initiatives started in 2008 to manage our operating cost structure, we shall relocate our offices to more cost-efficient premises.

On the editorial front, some of the major achievements during the year include our coverage of the historic Beijing Olympics on both our print and digital platforms as well as our extensive in-depth reports that chronicled the transformation and progress of China over the past 30 years. As in previous years our reporters, designers and editors held to the highest standards of journalism and won for themselves many prestigious awards that stand as testament to their professionalism and contributions to the industry.

However, the role of media should extend beyond merely reporting on misfortunes and tragedies. Following soon after the devastating earthquake in early May in Sichuan province, which our news team widely reported on, we launched the SCMP Homes for Hope Project to help victims in Sichuan rebuild their homes and hopes for the future. We also continued our engagement with the community through the annual Operation Santa Claus programme organised in conjunction with our partner, RTHK. Despite the economic downturn, Operation Santa Claus 2008 raised over HK$11 million for 13 charities.

Over the past 10 years it has been a great privilege for me to have been part of the SCMP story. As I step down from my role as Chairman I would like to express my deepest appreciation to my fellow Board members for their unwavering support and guidance over the years. I also wish to acknowledge and thank all my colleagues at the SCMP. They are an outstanding team of professionals who are passionate and proud of their trade and love Hong Kong. I wish them all continuing success in their endeavours and encourage them to carry on the SCMP tradition of reporting factually without fear or favour.

I extend a very warm welcome to Dr David Pang who succeeds me as Chairman and I congratulate Ms Kuok Hui Kwong on her appointment as Chief Executive Officer. Despite the present challenges brought about by the economic downturn, I am confident that under their leadership the SCMP Group will continue to produce many more success stories.

Lastly, my sincere thanks to our readers, advertisers and to you, our shareholders, for your encouragement and strong support of the SCMP Group all these years.

Thank you.

Kuok Khoon Ean
Chairman
March 2009

於二零零八年，SCMP集團面對一連串挑戰及轉變。集團財務總監及南華早報出版有限公司行政總裁施蓮茜女士於二月底離職後，本人積極與郭惠光女士及其管理團隊緊密合作。在年中，本集團開始受到日益嚴峻的經濟狀況所帶來的衝擊。隨著金融危機於二零零八年下半年擴大，本集團業務持續受到不利影響。儘管遇到上述阻礙，本集團的財政狀況保持穩健，並作好準備迎接挑戰。為配合二零零八年所推行的控制經營成本措施，本集團的辦公室將遷至更具成本效益的物業。

編輯方面，本集團於年內取得多項重要成果，其中包括以報章連同數碼平台報導歷史性的北京奧運盛況，以及廣泛深入報導中國過去三十年的改革及發展。一如以往，本集團的記者、設計人員及編輯堅守高水準的報導精神，並奪得多項殊榮，足證其專業水平及對行業的貢獻。

然而，傳媒的角色不應局限於報導不幸及悲慘事件。於五月初發生四川大地震後，本集團的新聞團隊除作出廣泛報導外，亦迅即發起「南華早報希望之家」計劃，幫助四川災民重建家園，為他們帶來希望。本集團亦繼續與香港電台合作籌辦「愛心聖誕大行動」，以貢獻社會。儘管經濟低迷，二零零八年「愛心聖誕大行動」仍為十三家慈善團體籌得超過一千一百萬港元善款。

對於在過去十年能夠參與SCMP集團的發展，本人深感榮幸。於本人辭任主席職務，謹此對各董事多年來的堅定支持及指導致以由衷謝意。本人亦謹此對集團全體員工致謝，他們乃傑出的專業團隊，對工作充滿熱誠及自豪，並熱愛香港。本人祝願他們繼續在工作上獲得成功，並鼓勵他們堅守《*南華早報*》的傳統，昂然無懼及不偏不倚地作出真實報導。

本人熱烈歡迎彭定中博士接任主席職務，並恭賀郭惠光女士獲委任為行政總裁。儘管現時經濟放緩帶來不少挑戰，本人相信在他們的領導下，SCMP集團將繼續創造更多成功故事。

最後，本人向我們的讀者、廣告客戶及股東這些年來對SCMP集團的堅定支持及鼓勵表示衷心謝意。

謝謝。

主席
郭孔演
二零零九年三月

New Chairman's Statement 新任主席函件

The year 2008 was a difficult time for businesses around the world. The SCMP Group, which started in a buoyant position at the beginning of the year, has felt the effects of the market crunch and, like businesses across the globe, acted by enhancing productivity and streamlining its business. Management acted quickly to help steer the Group through the changes dictated by the new economic environment.

Amid the tough conditions, the Group's flagship product, the *South China Morning Post*, retained its firm commitment to being a top quality news service, breaking stories and providing topical information on Hong Kong, Greater China and the world. The newspaper continues to reinforce the SCMP's position as a trusted resource for the region's movers and shakers.

The scmp.com website is rapidly expanding and, through its many podcasts and videos of interviews with some of China's biggest thinkers, entertainers and business minds, is evolving into a varied and creative news hub.

Although the year ahead will be one of many challenges, the Group's strong brand is helping to attract advertising revenue and keep circulation figures generally stable. The Group's dedicated and expert staff deserve praise for their role in keeping our products at a standard which we can all be proud of.

As the new chairman of the SCMP, I would like to thank fellow board members for their guidance and support through the years in establishing a solid foundation for the SCMP today. I would also like to thank the management team for leading the company through the choppy seas of today's economic climate.

I look forward to working closely with the board and management to address the tough challenges ahead and to build the long-term success of the SCMP Group for the future.

Dr David Pang
New Chairman
March 2009

二零零八年對世界各行各業而言乃艱巨的一年。儘管SCMP集團於年初發展穩步上揚，但已感受到市場所帶來的影響，並一如全球企業，集團積極提高生產力及精簡業務以面對衝擊。管理層亦迅速作出反應，以助本集團應付新經濟環境所帶來的轉變。

處身於如此嚴峻的環境之中，本集團的旗艦報章*《南華早報》*仍堅守承諾，提供高質素的新聞服務、突發新聞及有關香港、大中華地區及世界各地的時局資訊。*《南華早報》*將繼續鞏固其地位，作為區內有影響力人士的可靠資訊來源。

scmp.com網站現正迅速發展，透過podcast及中國優秀思想家、演藝人士及商界人士的訪問視像，該網站正發展為一個多元化及具創意的新聞網絡中心。

儘管未來一年仍然充滿挑戰，本集團強大的品牌實力將有助吸納廣告收益，並且令發行量保持穩定。本集團忠誠及專業的員工緊守崗位，將產品維持於令人自豪的水準，值得讚賞。

作為SCMP集團的新任主席，本人謹此對各位董事多年來的指導及支持，為集團建立了今天的穩固基礎，深表謝意。本人亦感謝管理團隊帶領公司，應付現時多變的經濟氣候。

本人期待與董事會及管理層通力合作，面對眼前嚴峻的挑戰，並為SCMP集團的未來帶來長遠的佳績。

新任主席
彭定中博士
二零零九年三月

Management Report 管理層報告

The year 2008 was one of great change, with historic events for China and the world taking place in a climate of growing economic uncertainty. The news veered from the Beijing Olympics, a triumph for China and an event enjoyed all around the world, to the tragedy and despair of the Sichuan earthquake. The election of America's first black president brought with it fresh hope for global peace and stability, but came as the effects of the global financial downturn were increasingly being felt.

二零零八年是巨變的一年，在經濟日益不明朗的氣氛中，中國及世界均發生了多項歷史性事件。新聞焦點由中國成功舉辦奧運，全球各地均享受該項盛事，轉向報導四川地震悲劇。美國選出首位黑人總統為全球和平與穩定帶來新希望，但同時全球金融危機的影響越見顯現。







The SCMP Group also experienced significant changes in 2008. The year began with a record net profit of HK$548.1 million and operating profit from principal activities of HK$397.7 million in 2007. But the economic downturn in the United States soon began to have an impact on the Group's business. By June 2008, the effects were being felt and by the last quarter, the Group was facing the brunt of the downturn.

The tail end of 2008 gives a glimpse of what may lie in store for the year ahead. Therefore, we have expedited a number of initiatives to respond accordingly and better prepare us for long-term success. The Group is being proactive in streamlining operations for greater efficiencies and cost savings while also identifying new revenue opportunities across the business.

Internal change involved the promotion of Kuok Hui Kwong to Managing Director and Chief Executive Officer. Ms Kuok, who joined the company in 2003, is responsible for overseeing the group's operations and business units.


Hang Seng Index
22-01-2008 (16:01)
21757.63
恒生銀行
HANG SENG BANK

1. *Barack Obama becomes the 44th President of the United States.*
2. *The Beijing Olympic Games Equestrian events in Sha Tin.*
3. *Rescue workers assist at the earthquake site in Sichuan.*
4. *Hong Kong investors watch as the Hang Seng Index plummets.*

1. *奧巴馬成為美國第四十四任總統。*
2. *於沙田舉行的北京奧運馬術賽。*
3. *拯救人員於四川地震災區救災。*
4. *香港投資者觀看恒生指數急挫。*

Revenue 收益


11%
Magazine publishing
雜誌出版
5%
Others
其他
84%
Newspaper publishing
報章出版
2007


15%
Magazine publishing
雜誌出版
4%
Others
其他
81%
Newspaper publishing
報章出版
2008

New executives also joined the management team, including Ponch Poon as Chief Financial Officer, and other heads of business to lead marketing and online operations.

The SCMP continues to strengthen its position as a responsible and trusted member of the local community. Despite the difficult financial climate, it has underlined its status as a good corporate citizen through continued charity work. The annual Operation Santa Claus campaign last year exceeded its target and brought in an impressive HK$11 million. The Group also launched a new charitable giving programme, SCMP Homes for Hope, helping to build new homes for earthquake victims in Sichuan.

SCMP集團在二零零八年亦經歷重大轉變。由二零零七年破紀錄的純利548.1百萬港元及主要業務之經營盈利397.7百萬港元開始新一年，但不久美國經濟下滑即對本集團業務造成衝擊。至二零零八年六月，影響開始浮現，至第四季，本集團面對經濟下滑而帶來的衝擊。

二零零八年年底時的情勢已給予來年一些啟示。因此我們加快多項措施以迅速作出回應，並作好準備實現日後的長遠成功。本集團積極精簡營運，提高效率及節省成本，同時亦在各業務方面尋求新收入來源。

內部變動方面，郭惠光女士晉升為董事總經理及行政總裁。郭女士於二零零三年加入本公司，負責監督本集團的營運及業務單位。

管理團隊亦有新行政人員加盟，包括潘志偉先生出任財務總監以及領導市務及網上業務的其他業務主管。

集團繼續強化其為本地社區負責任及可信賴的一員的角色。儘管金融環境嚴峻，本集團透過持續舉辦慈善活動，突顯其良好企業公民的地位。去年度的「愛心聖誕大行動」籌得的善款超過目標，帶來善款11百萬港元，成績斐然。本集團亦推出新慈善捐贈活動「南華早報希望之家」，幫助四川地震災民重建家園。

Financial Overview 財務回顧

The global financial crisis posed significant challenges for the Group, as well as other businesses in Hong Kong and around the world, beginning mid-2008. Key areas of the Group business that were affected included recruitment revenues, notices from IPOs and display advertising.

2008 Group revenues have decreased by 16 per cent to HK$1.05 billion, compared with HK$1.25 billion in 2007. Operating profit from principal activities reached HK$226.3 million and net profit attributable to shareholders reached HK$172.8 million compared to HK$548.1 million in 2007. The variance in net profit was accounted for mainly by the HK$289 million shortfall in valuation of invested properties versus 2007 when the property market enjoyed peak conditions.

Overall market advertising spending in the fourth quarter was significantly affected by the global financial downturn. Newspaper publishing revenues, as a result, was lower by 19 per cent versus 2007, and accounted for 81 per cent of the Group's total revenues. However, advertisers continued to invest in digital media, resulting in a 35 per cent growth in display advertising revenues for scmp.com.

Revenue from the Magazine Division has improved by 11 per cent to HK$154.5 million. Advertising sales from *Cosmopolitan* and *Harper's Bazaar* remained strong. Net profit from the Hong Kong Magazine Division reported a growth of 21 per cent in 2008 compared with 2007. The Group has also launched a new women's magazine title, *InStyle*, in June 2008 on the Mainland.

The Group managed to lower its cost base by slightly more than 4 per cent in 2008 as compared to 2007. Staff costs were brought down by 8 per cent compared to the year earlier, while production costs were lower by 5 per cent despite the fact that newsprint price increased by more than 9 per cent.

The Group realised an income of HK$52.4 million by selling its Music Publishing business (Capital Artists) and its Video Film Production business. The sale of these businesses allows the Group to better focus on core publishing and digital business.

Cash and working capital positions remained strong with a HK$272.0 million net cash balance compared to HK$238.5 million in 2007. During the year, the Group has also fully settled all banking facilities without any significant exposure to foreign exchange risks. As at the end of 2008, the Group was in a debt-free position with a healthy current ratio of 2.5.

The Group continues to maintain its leadership position in the English-language media sector with strong presence in key areas of display and classified advertising. Circulation volume remained stable in 2008, and the *SCMP* brand continues to remain well-regarded and supported by a high-quality readership and advertisers.

Operating Expenses 經營開支*

* *Figures exclude depreciation and amortisation*
不包括折舊及攤銷


11%
Other production costs
其他生產成本
21%
Other opex
其他經營開支
5%
Rental & utilities
租金及設施
11%
Newsprint
新聞紙
5%
A&P
宣傳推廣
47%
Staff costs
員工成本

全球金融危機自二零零八年中起，為本集團以及香港及世界各地的其他企業帶來重大考驗。本集團業務的主要受影響範圍包括招聘廣告、首次公開招股的通告及商業廣告之收益。

本集團二零零八年收益較二零零七年的12.5億港元減少16%至10.5億港元。主要業務的經營盈利達226.3百萬港元，而股東應佔盈利達172.8百萬港元（二零零七年則為548.1百萬港元）。淨盈利之差異主要由於投資物業估值對比二零零七年物業市場的高峰時期減少289百萬港元。

第四季的整體市場廣告開支受到全球經濟下滑嚴重影響。報章出版收益因而較二零零七年減少19%，佔本集團總收益81%。然而，廣告商持續投資於數碼媒體，導致scmp.com的商業廣告收益增加35%。

雜誌出版業務收益增長11%至154.5百萬港元。《*Cosmopolitan*》及《*Harper's Bazaar*》的廣告銷售保持強勁。二零零八年香港雜誌出版業務之淨盈利較二零零七年增加21%。本集團亦在二零零八年六月於中國內地推出新女性雜誌《*型時代*》。

於二零零八年，本集團成功令基本成本較二零零七年減少逾4%。員工成本較去年下調8%，儘管新聞紙的價格上升超過9%，生產成本卻下調5%。

本集團透過出售其音樂出版業務（華星唱片）以及錄像及影片後期製作業務而獲得52.4百萬港元之收益入賬。出售該等業務讓本集團專注於核心出版及數碼業務。

現金及營運資金狀況保持穩健，現金結存淨額為272.0百萬港元，二零零七年則為238.5百萬港元。年內，本集團亦悉數償還所有銀行信貸，毋須承擔重大的外匯風險。於二零零八年底，本集團並無任何債務，其流動比率處於2.5倍的穩健水平。

本集團繼續維持其於英文媒體行業的領導地位，在商業及分類廣告的主要範疇均佔顯要地位。二零零八年發行量保持穩定，而《*南華早報*》品牌繼續受高質素的讀者及廣告商支持，口碑依然。

EBITDA Margin
未計利息、稅項、折舊及攤銷之邊際盈利率


36% 2007
27% 2008
Group集團
39% 2007
28% 2008
Newspaper報章業務

Operating Margin from Principal Activities
主要業務之經營邊際盈利率


32% 2007
22% 2008
Group集團
34% 2007
21% 2008
Newspaper報章業務

SCMP Group
Operating Profit from Principal Activities (in HK$ millions)
SCMP 集團主要業務之經營盈利（百萬港元）


$324 2001
$186 2002
$181 2003
$264 2004
$287 2005
$378 2006
$398 2007
$226 2008

SCMP Group
Net Profit (in HK$ millions)
SCMP 集團淨盈利（百萬港元）


$166 2001
$109 2002
$2 2003
$317 2004
$246 2005
$339 2006
$548 2007
$173 2008

Editorial 編輯


A8 National
National A9
改革開放 30 YEARS OF REFORM
THE FIRST OF A SERIES ON CHINA'S TRANSFORMATION INTO AN ECONOMIC POWER
TODAY: THE FIRST STEPS
Deng's bold vision of change and challenges in equal measure
Anhui villagers lead the economic transformation, writes Cary Huang
1978
2008
South China Morning Post
Millions pay silent tribute to quake victims in unprecedented display of public grief
The togetherness on show will be vital to overcoming the challenges of rebuilding
THE NATION MOURNS
A daring experiment that reaped rewards

1 2
3

1. *Melamine found in Chinese milk powder shocks nation.*
2. *Month-long series looking back at 30 Years of Reform in China.*
3. *"The Nation Mourns" the May 20, 2008 front page of the SCMP.*

1. *中國奶粉內發現三聚氰胺震驚全國。*
2. *歷時一個月的中國改革開放三十年回顧系列。*
3. *《南華早報》二零零八年五月二十日頭版「The Nation Mourns」。*

Coverage

The *South China Morning Post*, the Group's flagship publication, continues to be one of the best English-language dailies in Asia. In 2008, the paper provided outstanding and unique content, presented in the engaging and informative manner set out during the paper's redesign in 2007.

In 2008, the *SCMP* excelled in its coverage of events affecting China, particularly the snowstorm that hit southern China around Lunar New Year, the Sichuan earthquake in May, the Beijing Olympics in August, and the tainted milk scandal in September.

The editorial team also led its peers in breaking the following stories of local and regional significance: The visit of US aircraft carrier USS Nimitz to Hong Kong in April, which was a sign of restored military ties between China and the US; Exxon Mobil being warned by China over its agreement with Vietnam to explore oil in the South China Sea; and an investigation which revealed two academics teaching at local universities were among two dozen Hong Kong people who bought bogus certificates from a US diploma mill.

The *Post*'s standing as a leading newspaper in the region was evidenced by the invitation it received to interview US President George W. Bush ahead of his trip to Asia in August. Only three other newspapers in the region were invited.

Editorial Awards

The newspaper's outstanding writers and designers were once again recognised with a variety of awards. At the Hong Kong News Awards 2007, the *SCMP* took the top three prizes for Best Scoop. *SCMP* entries also won 10 other prizes for business news reporting, business news writing, science news reporting, news writing, headline writing, news photography and sports photography.

The *SCMP*'s redesign, adopted by the paper in March 2007, was recognised in the Asia Media Awards 2008 organised by IFRA. The *SCMP* and *Sunday Morning Post* won gold awards for overall newspaper design. Other awards included the

報導範圍

本集團旗艦報章《南華早報》繼續成為亞洲最佳的英文報章之一。二零零八年，《南華早報》於二零零七年新設計版面中透過感人筆觸和豐富的資訊表達出色獨特的內容。

二零零八年，《南華早報》在報導影響中國的事件上表現出色，特別是在農曆新年前後於中國南部出現的雪災、五月發生的四川地震、八月舉辦的北京奧運，以及九月發生的毒奶醜聞等。

編採隊伍亦帶領其成員採訪以下對本地及本區均別具意義的新聞：美國尼米茲號航空母艦於四月訪港，象徵中美回復軍事聯繫；埃克森美孚被中國就其與越南在南中國海開採石油的協議發出警告，以及調查發現二十四名購買美國大學偽造證書的港人中，其中兩人為於本港大學任教的學者。

《南華早報》獲邀請於美國總統喬治布殊八月出訪亞洲前進行訪問，反映其於區內的領導地位。當時區內僅有另外三份報章獲邀。

South China Morning Post Circulation*
《南華早報》發行量*

** Audited except 2H 2008 figures 經審核，二零零八年下半年除外*


106,054
103,516
107,080
102,520
1H 上半年
2H 下半年
1H 上半年
2H 下半年
2007
2008

Sunday Morning Post Circulation*
《星期日南華早報》發行量*

** Audited except 2H 2008 figures 經審核，二零零八年下半年除外*


80,865
81,935
81,827
80,620
1H 上半年
2H 下半年
1H 上半年
2H 下半年
2007
2008


Telly tales
Sunday Morning Post
Inside
Whatever next?
Van Cleef & Arpels


South China Morning Post
Past, present, future
Ten Years On



1 2 3

1. The revamped layout of the Sunday Morning Post launched on July 1, 2007.
2. Cover to the 10-year handover anniversary award-winning supplement.
3. Bronze award for Best in Photojournalism at the Asia Media Awards (IFRA) 2008, won by Ricky Chung.

1. 《星期日南華早報》於二零零七年七月一日推出革新版面。
2. 獲獎的回歸十週年特刊封面。
3. 鍾偉光奪得二零零八年亞洲媒體獎（IFRA）最佳新聞攝影銅獎。

Editorial 編輯

SCMP for breaking news infographics and the *SMP* for best front page. The handover anniversary supplement "10 Years On" won bronze, photographers were honoured for their work in sports and features, and scmp.com was honoured for the excellent design of its revamped website.

In the Society of Publishers for Asia (SOPA) 2008 awards, the *SCMP* won an unprecedented eight top prizes, including English-language Journalist of the Year and three honourable mentions. The *SCMP* picked up awards for excellence in news photography, editorial cartooning, business reporting, environmental reporting, opinion writing and reporting of breaking news. Honourable mentions included human rights reporting and news scoop. The *SMP* won an honourable mention in excellence in newspaper design, and the *Post Magazine* for excellence in magazine front cover design.



WELL LADS, AGAINST ALL THE ODDS, WE'VE DONE IT
YES... AND JUST WHAT WERE THE ODDS OF A DIRECT METEOR HIT, OR A MILITARY COUP STAGED BY ANSON CHAN?
I'll get the job done



postmagazine
One man's meat ...



The SCMP picked up an unprecedented eight awards at the 2008 SOPA Awards and an Excellence in Magazine Design award for Post Magazine.

《南華早報》於二零零八年亞洲出版業協會卓越新聞獎中，獲得創紀錄的八個獎項，而《Post Magazine》則奪得雜誌封面設計獎項。

The *SCMP* was also honoured five times in the Human Rights Press Awards and six times in the Hong Kong Press Photographers' Association awards.



South China Morning Post
scmp.com
ALL IN ONE
SCMP in print, online and on your phone
TOP BUSINESS STORIES

A mobile device displaying one of SCMP's daily Business e-newsletters.

流動電話上顯示《南華早報》其中一篇每天網上商業通訊。

New products

Recognising that China is the world's biggest news story, the *SCMP* pulled out all the stops in 2008 and created the Beijing Olympics series and a special website titled "Passport to the Beijing Olympics". The website was a major initiative to promote the *SCMP* to the international online audience created by the premier global event. The August 9 edition of the newspaper, published the day the Games opened, is regarded as a souvenir edition.

In May, the newspaper launched *Macau Focus*, a weekly package of stories dedicated to events in the neighbouring SAR, and in March launched the successful *Company Results* supplements. *Young Post* was relaunched to enhance the paper's appeal providing a more accessible read and more effective teaching tool. The website was also given a makeover to be more engaging and useful.


opinion top teen
This week's question
What's your ideal summer job?
young post
Island life
Company Results
HK ridership down, fare outlook unclear
Company Results
Insurance sector landscape changes
China Life
C8 Macau Focus
All In
Opening the floodgates

編輯獎項

《南華早報》出色的記者及設計人員再一次取得各類獎項，備受肯定。在「二零零七年香港最佳新聞獎」中，《南華早報》囊括最佳獨家新聞報導獎頭三名獎項。《南華早報》參賽作品亦贏取了十個其他獎項，包括經濟新聞報導、經濟新聞寫作、科學新聞報導、新聞寫作、標題寫作、新聞圖片及體育圖片。

《南華早報》於二零零七年三月採用的全新版面設計在IFRA舉辦的二零零八年亞洲媒體獎中獲得肯定。《南華早報》及《星期日南華早報》在整體報章設計方面榮獲金獎。其他獎項包括《南華早報》的新聞資訊圖像及《星期日南華早報》的最佳頭版。回歸週年特刊「Ten Years On」贏得銅獎。攝影記者在體育及專題報導的卓越表現亦獲嘉許，而革新後的scmp.com因其出色的網頁設計贏得稱譽。

在亞洲出版業協會二零零八年卓越新聞獎中，《南華早報》獲得創紀錄的八個大獎，包括年度記者獎（英文組）及三項優異獎。《南華早報》在新聞攝影、編輯插圖、財經報導、環境報導、評論及突發新聞報導榮獲大獎。人權報導及獨家新聞報導方面亦獲得優異獎。《星期日南華早報》獲得報章設計優異獎，而《Post Magazine》則獲得雜誌封面設計優異獎。

《南華早報》在人權新聞獎中亦獲得五個獎項，同時獲香港攝影記者協會頒發六個獎項。

新產品

《南華早報》明白到中國是全球新聞焦點所在，故在二零零八年悉力以赴，製作一系列北京奧運會特輯，並成立一個特別網站，名為「Passport to the Beijing Olympics」。此網站是帶領此世界盛事的國際網上讀者認識《南華早報》的重要媒介。於八月九日賽事開始當日出版的《南華早報》可視為紀念特刊。

在五月本報推出《Macau Focus》，每週專題報導毗鄰的澳門特區新聞，在三月推出的《Company Results》增刊則大獲好評。重新設計的《Young Post》提供更淺易的讀物及更有效的教學工具，以增強其吸引力。網站亦作出革新，以增加趣味性及裨益。

New products introduced during the year include Macau Focus, Company Results supplement as well as a Young Post print and web redesign.

於年內推出的新產品包括《Macau Focus》、《Company Results》增刊以及重新設計的《Young Post》印刷版及網頁。

Circulation 發行


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ClassifiedPost.com expands into Singapore.

ClassifiedPost.com業務擴展至新加坡。


South China Morning Post – Hong Kongs premier English language newspaper
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SCMP All-in-one package (print edition + scmp.com)
1-year Subscription
Subscription Packages
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Mon - Sun
363
HK$ 2,300
23%
Mon - Sat
311
HK$ 2,160
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258
HK$ 1,890
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The SCMP interactive subscription website, allowing readers to pick the packages that best suits their needs.

《南華早報》互動訂閱網站，讓讀者揀選最適合其需要的訂閱計劃。

Audited circulation figures remain stable, and subscription numbers remained relatively consistent as we offered attractive packages in both print and online mediums. An expanded and enhanced scmp.com also meant more opportunities for advertising and increased desire for subscriptions both locally and internationally.

Economic pressure on certain industries, especially the hospitality sector, began to affect circulation in those channels late in the year. Orders were reduced as consumer demand in hotels and airlines began to drop.

The Group's management team continued to drive synergies across the organisation especially in production operations. Although there was increased pressure from rising newsprint costs and the surge in oil prices, the Group was able to re-structure some operations to gain greater purchasing power and cost efficiencies.








South China Morning Post
South China Morning Post

1.2.3. *Town Hall meeting with newly designated CEO Kwok Hui Kwong presenting new company initiatives to all staff.*

4. *A newly decorated SCMP newsstand in Central.*

1.2.3. *新任行政總裁郭惠光女士於諮詢會上向全體員工介紹公司新措施。*

4. *位於中環全新裝修的《南華早報》報攤。*

經審核的發行量保持穩定，而由於集團在印刷及網上媒體方面提供吸引的訂閱計劃，故訂閱數目相對穩定。scmp.com在擴展及革新後，提供更多廣告機會，並吸引本地及國際讀者訂閱。

若干行業（特別是酒店業）所承受的經濟壓力於年底開始影響有關渠道的發行量。酒店及航空公司的消費需求開始下跌令訂閱量減少。

本集團的管理團隊繼續在整個集團內尋求產生協同效應的機會，特別是製作業務方面。儘管新聞紙成本上漲及油價急升增加壓力，本集團能夠重組部份業務以提升購買力，達致成本效益。

Advertising 廣告

Display

Advertising revenue grew by 6 per cent during the first eight months of 2008, but the full force of the financial crisis hit in the last quarter resulting in a 18 per cent quarterly revenue decline. Print revenue for the full year dropped 4 per cent compared to 2007. Despite the poor market sentiment, many advertisers continued to spend their promotional budgets. They reduced their spending in regular print advertising and moved their budget to special formats and executions to stand out from their competitors.

Online revenue continued to grow and our major online advertisers remained loyal. The banking and property sectors were hardest hit by the financial crisis but revenue from the fashion sector remained strong.

Recruitment

Recruitment activities in the first five months of 2008 were still active, but June saw a sudden drop in hiring demand and both print and online advertising were affected. Recruitment advertising in *Classified Post* was seriously affected, with revenue at 24 per cent below the same period a year earlier. *Jiu Jik* ended at 7 per cent below and ClassifiedPost.com at 6 per cent below 2007.

The economic situation had a smaller impact on education advertising in *Jiu Jik*. Print revenue was 8 per cent under 2007 and online revenue was down 3 per cent. Total revenue was 7 per cent under 2007.


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Special advertising project with Sun Hung Kai's The Cullinan project that culminated with a VIP event, a luxurious coffee-table book and sponsored supplements in the main paper.

為新鴻基的地產項目「天璽」進行的特別廣告項目，包括舉行貴賓活動、製作豪華的大型書冊及於報章刊登贊助特刊。

商業廣告

於二零零八年首八個月廣告收益增長6%，但金融危機爆發導致第四季的季度收益下跌18%。全年印刷廣告收益較二零零七年下跌4%。儘管市場氣氛欠佳，大部份廣告商繼續維持其宣傳預算。他們雖然削減一般印刷廣告開支，但將其預算用於創意廣告產品，以從競爭對手中突圍而出。

網上廣告收益持續增長。主要的網上廣告商繼續為集團的忠實客戶。銀行及地產是受到金融危機最沉重打擊的行業，來自該行業的收益大受影響，反而來自時裝行業的收益則保持強勁。

招聘廣告

二零零八年首五個月的招聘活動仍保持活躍，但至六月招聘需求則突然下跌，印刷及網上廣告均受影響。《*Classified Post*》的招聘廣告受到嚴重影響，收益較去年同期減少24%。《*招職*》的收益較二零零七年減少7%，而ClassifiedPost.com的收益則減少6%。

經濟狀況對《*招職*》的教育廣告造成的影響較輕微。印刷廣告收益較二零零七年減少8%，而網上廣告收益減少3%。收益總額則較二零零七年減少7%。


A marketing platform to drive results
Print
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Events
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Making an impact
South China Morning Post
MARKETING GUIDE 2009


Integrated marketing
Dynamic options maximise outreach
South China Morning Post
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Sustaining success
Optimising lines of communication

A revised Marketing Guide showcases new advertising and sponsorship opportunities across the SCMP's print, outdoor, events and digital platforms.

經過修訂的營銷指南展示《南華早報》在印刷、戶外媒體、廣告活動及數碼平台各方面的廣告及贊助新服務。

Advertising 廣告

Notices

IPO revenue was affected by the reduced number of listings as companies postponed or cancelled their listing plans in the second half of the year. Although the Group maintained its dominant market share of 93 per cent in 2008, IPO revenue was down by 79 per cent.

Digital

The SCMP Group continued to develop its digital business by creating new products, entering new deals, and expanding and improving online services.

Consumption of multimedia content continued to soar in 2008 due in part to the deployment of advanced video player features and a partnership agreement with YouTube. Compared with 2007, podcast downloads jumped 40 per cent and video more than 300 per cent. We closed new licensing deals for video during the year. Content licensing revenue rose 25 per cent in 2008. Online display advertising also witnessed growth by 35 per cent compared with 2007, due in part to the revamped scmp.com site.



招職 jiu jik
升學及就業演講



Whatever you're reaching for in your career, reach for
Every Saturday



出路要清晰
搵工進修睇招職
www.jiujik.com



TAXI

1. *The Jiu Jik booth at the Career Expo at the HKCEC.*
2. *"From Dreamer to Achiever" Classified Post outdoor media in Causeway Bay.*
3. *One of over 100 buses promoting Jiu Jik in August.*
4. *Specially designed Classified Post taxi's on the street in September.*

1. *在香港會議展覽中心舉行職業博覽的《招職》攤位。*
2. *《Classified Post》在銅鑼灣的戶外廣告「From Dreamer to Achiever」。*
3. *於八月，宣傳《招職》的逾100架巴士的其中一架。*
4. *於九月，行駛街頭的特別設計《Classified Post》的士。*

1

2

3

4


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The scmp.com homepage with more multimedia content.

載有更豐富的多媒體內容的scmp.com主頁。


South China Morning Post
scmp.com
Van Cleef & Arpels
PASSPORT TO THE BEIJING OLYMPICS
OLYMPIC GALLERY
Going for Gold
LATEST NEWS
INSIGHT
ATHLETES
PROMOTIONS
WIN
My Olympics
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BUSINESS SPOTLIGHT
CITIES & VENUES
EVENTS
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The "Passport to the Beijing Olympics" website featured news, athlete information, event highlights and insights, and was launched two months before the games started, fuelling a lot of momentum and excitement from readers.

「Passport to the Beijing Olympics」網站於奧運舉行前兩個月推出，載有專題新聞、運動員資料、各項比賽的精彩場面及詳細評論，為讀者帶來源源不絕的活力和興奮。

通告

由於本年度下半年公司延遲或取消其上市計劃，令首次公開招股的數目減少，影響首次公開招股通告收益。儘管本集團於二零零八年維持其主要市場佔有率於93%，首次公開招股通告收益下調79%。

數碼媒體

SCMP集團繼續構思新產品，訂立新交易，並擴展及改善網上服務，以發展其數碼業務。

由於採用先進的錄像播放器，並與YouTube訂立合夥協議，多媒體內容的需求於二零零八年繼續攀升。與二零零七年相比，podcast下載次數跳升40%，而錄像下載次數則激增超過300%。集團於年內達成新的錄像轉載交易。內容轉載版權收益於二零零八年上升25%。網上商業廣告亦較二零零七年增長35%，部份原因乃由於scmp.com網站進行革新。

Magazines 雜誌

Despite the global economic downturn, the magazine division continued to perform well in 2008 with significant revenue growth for SCMP Hearst titles. 2008 also saw exciting milestones with the launch of *InStyle* on the Mainland and *Harper's Bazaar's* 20th anniversary in Hong Kong.

儘管全球經濟下滑，雜誌出版業務於二零零八年的表現持續理想，SCMP Hearst旗下雜誌收益大幅增長。於二零零八年，該業務邁進新的里程碑，在中國內地推出《*型時代*》雜誌，而在香港《*Harper's Bazaar*》則踏入20週年。

Cosmopolitan

Cosmopolitan performed well in 2008, advertising revenue increased by 6 per cent from last year. Circulation dropped slightly as competition amongst women's titles remained fierce. Competitors invested heavily on newsstand sales throughout the year. However, the retail market showed signs of shrinkage starting in the fourth quarter due to the poor economic environment.

Harper's Bazaar

2008 was a solid year for *Harper's Bazaar*. Advertising revenue rose 22 per cent over last year, positively affected by the continuation of the robust economic growth in 2007 and early 2008. This year, *Harper's Bazaar* celebrated its 20th anniversary in Hong Kong with a meaningful and glitzy charity event party, featuring eight unique pieces of art created by specially invited local celebrities, artists and designers.

CosmoGirl!

Despite competition from more established titles, circulation maintained a respectable ranking thanks to the strength of the editorial content. In 2008, *CosmoGirl!* focused on reader feedback which set the groundwork for a repositioning in 2009 in terms of content and design, targeting a slightly more mature audience.

Automobile

The global financial crisis has hit the car magazine market generally and *Automobile* has been no exception. All car titles saw declines in advertising revenue. The poor performance of the automobile retail business has reduced their appetite for advertising. *Automobile*'s advertising income fell by 20 per cent from last year.

Maxim China

The past year proved to be difficult and disappointing for *Maxim*. Natural disasters and the Beijing Olympics diverted consumer demand and key advertisers' media investments in men's titles. Entertainment-themed events were deemed inappropriate and potential sponsors concentrated their spending on the Games and charity initiatives. Total revenue dropped by 5 per cent from last year.

InStyle China

InStyle was launched in July 2008. Launch campaigns encompassing above-the-line outdoor advertising and below-the-line road-shows helped create *InStyle*'s image of accessible luxury amongst readers and advertisers. Early support from key clients, such as LVMH, Chanel and Emporio Armani, has successfully laid the groundwork for further growth.

《Cosmopolitan》

《Cosmopolitan》於二零零八年表現理想，廣告收益較去年增加6%。由於女性雜誌競爭仍然激烈，發行量稍微下跌。競爭對手全年在報攤銷售投放大量資源，但由於經濟環境欠佳，零售市場於第四季開始出現萎縮現象。



《Harper's Bazaar》

《Harper's Bazaar》於二零零八年表現理想。廣告收益較去年上升22%，乃由於受到二零零七年及二零零八年初經濟持續蓬勃增長的正面影響。年內，《Harper's Bazaar》在香港慶祝二十週年，舉辦別具意義及矚目的慈善派對，並特別邀請本地名人、演藝人士及設計師創製八件獨特的藝術作品。



《CosmoGirl!》

儘管面對其他知名雜誌的競爭，但《CosmoGirl!》憑藉出色的編採內容，發行量維持理想。二零零八年，《CosmoGirl!》集中研究讀者回應，為二零零九年在內容及設計方面重新定位建立基礎，針對稍為成熟的讀者群。

《車主》

全球金融危機打擊汽車雜誌的整體市場，《車主》也不能倖免。所有汽車雜誌的廣告收入均下跌。汽車零售市場欠佳令汽車業廣告減少。《車主》的廣告收入較去年下跌20%。



《風度》

去年對於《風度》而言乃困難及令人失望的一年。自然災害及北京奧運轉移了消費者的需求及男性雜誌的主要廣告客戶在媒體的資源投放。以娛樂為主題的活動似乎並不適合，贊助商反而集中投放資源於奧運及慈善活動。總收益較去年下跌5%。

《型時代》

《型時代》於二零零八年七月創刊，其推廣活動包括戶外廣告及路演，於讀者及廣告客戶心目中為《型時代》營造高格調但非遙不可及的形像。該雜誌初期已取得主要客戶如LVMH、Chanel 及 Emporio Armani 的支持，為其進一步增長建立基礎。


型時代
InStyle
September. 2008九月号
SEPTEMBER 2008
Personal

Board of Directors 董事會

Non-executive Directors 非執行董事

Dr. David J. Pang
Aged 65, Chairman
(Appointed in December 2007)
Dr. Pang was appointed a Non-executive Director of the Company in December 2007 and became the Non-executive Chairman in January 2009. He has been a director of Kerry Holdings Limited, a substantial shareholder of the Company, since 15 March 2007. Dr. Pang also serves on the board of Visa Inc. (listed on the New York stock exchange). He previously held senior global business management positions with multinational corporations and taught at universities in North America and Asia. Dr. Pang served as Chief Executive Officer of the Airport Authority Hong Kong from January 2001 to February 2007 after a successful career with the conglomerate E.I. DuPont, where he was Corporate Vice President in charge of DuPont worldwide nonwovens business and Chairman, DuPont Greater China. During his career with DuPont, Dr. Pang held a number of progressively senior positions across various DuPont businesses and with responsibilities spanning the Asia Pacific, North America, Europe and South America since 1980.

彭定中博士
六十五歲，主席
(二零零七年十二月獲委任)
彭博士於二零零七年十二月獲委任為本公司非執行董事，並於二零零九年一月擔任非執行主席。彼於二零零七年三月十五日獲委任為本公司主要股東Kerry Holdings Limited之董事。彭博士亦是Visa Inc.(在紐約證券交易所上市)之董事。彼曾於跨國企業擔任環球商業管理之要職，並於北美及亞洲之大學講學。彭博士於二零零一年一月至二零零七年二月期間為香港機場管理局之行政總裁。於此之前，彼曾在企業集團杜邦公司工作，出任杜邦公司美國總公司副總裁，掌管杜邦集團全球非織造業務，並為杜邦集團大中華地區董事長。自一九八零年加入杜邦集團，彭博士曾出任杜邦集團不同業務之要職，而負責之區域覆蓋亞太、北美、歐洲及南美等地。

Mr. Roberto V. Ongpin
Aged 72, Deputy Chairman
(Appointed in October 1993)
Mr. Ongpin was appointed as the Deputy Chairman of the Company in October 1993. He is a Non-executive Director of Shangri-La Asia Limited, listed on The Stock Exchange of Hong Kong Limited. He is also the Chairman of PhilWeb Corporation and ISM Communications Corporation, Vice Chairman of Philex Mining Corporation and Director of Petron Corporation, all of which are listed companies on the Philippine Stock Exchange, Inc. He is also a director of Araneta Properties, Inc. and Chairman of the following companies: Eastern Telecommunications Philippines, Inc. (ETPI), Alphaland Corporation, Developing Countries Investment Corp. and La Flor de La Isabela, Inc. He was a director of E2-Capital (Holdings) Limited, listed on The Stock Exchange of Hong Kong Limited, until June 2008. Prior to 1979, Mr. Ongpin was the Chairman and Managing Partner of the SGV Group, the largest accounting and consulting firm in Asia. He was the Minister of Trade and Industry of the Republic of the Philippines from 1979 to 1986. He has an MBA from Harvard University and is a Certified Public Accountant (Philippines).

Roberto V. Ongpin先生
七十二歲，副主席
(一九九三年十月獲委任)
Ongpin先生於一九九三年十月獲委任為本公司副主席。彼為香格里拉(亞洲)有限公司(在香港聯合交易所有限公司上市)之非執行董事。彼亦為PhilWeb Corporation及ISM Communications Corporation之主席，以及Philex Mining Corporation之副主席及Petron Corporation之董事，上述公司均為在菲律賓證券交易所上市之上市公司。彼亦為Araneta Properties, Inc.之董事及下列公司之主席：Eastern Telecommunications Philippines, Inc. (ETPI)、Alphaland Corporation、Developing Countries Investment Corp.及La Flor de La Isabela, Inc。彼於二零零八年六月前曾經為金滙投資(集團)有限公司(在香港聯合交易所有限公司上市)之董事。在一九七九年之前，Ongpin先生曾是SGV集團(亞洲最大會計及顧問公司)之主席及主管合夥人。於一九七九年至一九八六年間，彼曾擔任菲律賓共和國貿易及工業部長。彼持有哈佛大學工商管理碩士學位，亦是一位執業會計師(菲律賓)。

Tan Sri Dr. Khoo Kay Peng
Aged 70
(Appointed in June 1994)
Tan Sri Dr. Khoo is the Chairman and Chief Executive of The MUI Group, which is a business corporation with diversified operations in the Asia Pacific, the United States of America ("USA") and the United Kingdom. He is the Chairman and Chief Executive of Malayan United Industries Berhad and MUI Properties Berhad (both listed in Kuala Lumpur). Dr. Khoo is also the Chairman of Laura Ashley Holdings plc (listed in London), Corus Hotels Limited (previously listed in London) and Morning Star Resources Limited (listed in Hong Kong). He is also a director of Pan Malaysian Industries Berhad (listed in Kuala Lumpur) and The Bank of East Asia, Limited (listed in Hong Kong). Dr. Khoo is a trustee of the Regent University, Virginia, USA and a board member of Northwest University, Seattle, USA. He also serves as a Council Member of the Malaysian-British Business Council, the Malaysia-China Business Council and the Asia Business Council.

邱繼炳博士
七十歲
(一九九四年六月獲委任)
邱博士為The MUI Group之主席兼行政總裁，其為一間業務多元化之企業集團，業務遍及亞太區、美國及英國。彼為Malayan United Industries Berhad 及MUI Properties Berhad(均在吉隆坡上市)之主席及行政總裁。邱博士亦為Laura Ashley Holdings plc(在倫敦上市)、Corus Hotels Limited(曾經於倫敦上市)及星晨集團有限公司(在香港上市)之主席。彼亦為Pan Malaysian Industries Berhad(在吉隆坡上市)以及東亞銀行有限公司(在香港上市)之董事。邱博士為美國維吉尼亞Regent University之信託人及美國西雅圖Northwest University之校董。彼亦為Malaysian-British Business Council、Malaysia-China Business Council及Asia Business Council之委員。

Mr. Kuok Khoon Ean
Aged 53
(Appointed in October 1993)
Mr. Kuok was appointed Chairman of the Company in January 1998 and became an Executive Director in January 2000 and assumed the role of Executive Chairman in August 2000 until his re-designation as Non-executive Director in January 2009. He is a director of Kerry Group Limited, the ultimate holding company of the Company, and Kerry Holdings Limited, a substantial shareholder of the Company. Mr. Kuok is Chairman of Shangri-La Asia Limited (listed in Hong Kong and Singapore). He is also a director of The Post Publishing Public Company Limited and Wilmar International Limited, listed in Thailand and Singapore, respectively. Mr. Kuok is also an independent non-executive director of The Bank of East Asia, Limited (listed in Hong Kong). He is a graduate in Economics from Nottingham University, UK. Mr. Kuok is the brother of Ms. Kuok Hui Kwong, the Managing Director and Chief Executive Officer of the Company.

郭孔演先生
五十三歲
(一九九三年十月獲委任)
郭先生於一九九八年一月獲委任為本公司主席，於二零零零年一月擔任執行董事，並於二零零零年八月出任執行主席，直至彼於二零零九年一月轉任為非執行董事。彼為本公司最終控股公司Kerry Group Limited及本公司主要股東Kerry Holdings Limited之董事。郭先生為香格里拉(亞洲)有限公司(在香港及新加坡上市)之主席。彼亦為The Post Publishing Public Company Limited(在泰國上市)及Wilmar International Limited(在新加坡上市)之董事。郭先生亦為東亞銀行有限公司(在香港上市)之獨立非執行董事。彼畢業於英國Nottingham University經濟系。郭先生為本公司之董事總經理及行政總裁郭惠光女士之胞兄。

Board of Directors 董事會

Independent Non-executive Directors 獨立非執行董事

The Hon. Ronald J. Arculli
GBS, CVO, OBE, JP
Aged 70
(Appointed in June 1996)
Mr. Arculli is the Independent Non-executive Chairman of Hong Kong Exchanges and Clearing Limited (listed in Hong Kong). He was the Chairman of The Hong Kong Jockey Club from 2002 to August 2006. Mr. Arculli is a practising solicitor and was an elected member of the Legislative Council until the end of the legislative session at the end of June 2000. He had served on the Legislative Council and the Provisional Legislative Council since 1988, representing the Real Estate and Construction functional constituency since 1991. Mr. Arculli has served, and continues to serve, on numerous Government committees and advisory bodies including Committee on the Review of Post-service Outside Work for Directorate Civil Servants, The Hong Kong Mortgage Corporation Limited and West Kowloon Cultural District Authority. He is currently a Member of the Executive Council of Hong Kong. Mr. Arculli is an independent non-executive director of Hang Lung Properties Limited and a non-executive director of HKR International Limited, Hongkong Electric Holdings Limited, Hutchison Harbour Ring Limited, Sino Hotels (Holdings) Limited, Sino Land Company Limited and Tsim Sha Tsui Properties Limited (all listed in Hong Kong). He was an independent non-executive director of Shanghai Century Acquisition Corporation (listed on the American stock exchange).

夏佳理先生
GBS、CVO、OBE、太平紳士
七十歲
(一九九六年六月獲委任)
夏佳理先生為香港交易及結算所有限公司(在香港上市)之獨立非執行主席。彼於二零零二年至二零零六年八月期間出任香港賽馬會之主席。夏佳理先生為執業律師,並於直至二零零零年六月底立法會任期結束前為立法會議員。彼自一九八八年起出任立法會及臨時立法會議員,自一九九一年起,彼一直代表地產及建築功能組別。夏佳理先生曾經及正為多個政府委員會及顧問團體工作,包括首長級公務員離職就業檢討委員會、香港按揭證券有限公司及西九文化區管理局。彼現為香港行政會議成員。夏佳理先生為恒隆地產有限公司之獨立非執行董事,以及香港興業國際集團有限公司、香港電燈集團有限公司、和記港陸有限公司、信和酒店(集團)有限公司、信和置業有限公司及尖沙咀置業集團有限公司(上述公司均在香港上市)之非執行董事。彼曾為上海世紀創投有限公司(在美國證券交易所上市)之獨立非執行董事。

Mr. Peter Lee Ting Chang
JP
Aged 55
(Appointed in August 1998)
Mr. Lee is Chairman of Hysan Development Company Limited and a non-executive director of Cathay Pacific Airways Limited, CLP Holdings Limited and Hang Seng Bank Limited (all listed in Hong Kong). He is also a director of Maersk China Limited as well as director of a number of other companies. He is a Vice President of the Real Estate Developers Association of Hong Kong. Mr. Lee is a graduate in Civil Engineering from the University of Manchester and also qualified as a Solicitor of the Supreme Court of England and Wales.

利定昌先生
太平紳士
五十五歲
(一九九八年八月獲委任)
利先生為希慎興業有限公司之主席,並出任國泰航空有限公司、中電控股有限公司及恒生銀行有限公司(上述公司均在香港上市)之非執行董事。彼亦為馬士基(中國)有限公司之董事,以及多間其他公司之董事。彼亦為香港地產建設商會副會長。利先生畢業於University of Manchester土木工程系,及為英格蘭及威爾士最高法院認可律師。

Dr. The Hon. Sir David Li Kwok Po

GBM, GBS, OBE, MA Cantab. (Economics & Law), Hon. DSc. (Imperial), Hon. DBA (Napier), Hon. D.Hum.Litt. (Trinity, USA), Hon. DSocSc (Lingnan), Hon. LLD (Hong Kong), Hon. LLD (Warwick), Hon. LLD (Cantab), FCA, FCPA, FCPA (Aust.), FCIB, FHKIB, FBCS, CITP, FCIArb, JP, Officier de L'Ordre de la Couronne, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Legion d'Honneur

Aged 70

(Appointed in April 1990)

Sir David is Chairman and Chief Executive of The Bank of East Asia, Limited (listed in Hong Kong) and a director of numerous other companies in Hong Kong and overseas. Sir David is a Member of the Legislative Council of Hong Kong. He is the Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. He is also a member of the Banking Advisory Committee and the Council of the Treasury Markets Association. Sir David is an independent director of China Overseas Land & Investment Limited, COSCO Pacific Limited, Guangdong Investment Limited, The Hong Kong and China Gas Company Limited, The Hongkong and Shanghai Hotels, Limited, PCCW Limited, San Miguel Brewery Hong Kong Limited and Vitasoy International Holdings Limited (all listed in Hong Kong). He is a director of AFFIN Holdings Berhad and Criteria CaixaCorp, S.A., listed in Malaysia and Spain, respectively. Sir David was an independent director of AviChina Industry & Technology Company Limited and China Merchants China Direct Investments Limited (both listed in Hong Kong) and a director of Dow Jones & Company, Inc. (listed on the New York stock exchange). He was a Member of the Executive Council of Hong Kong.

李國寶爵士

GBM、GBS、OBE、MA Cantab. (Economics & Law)、Hon. DSc. (Imperial)、Hon. DBA (Napier)、Hon. D.Hum.Litt. (Trinity, USA)、Hon. DSocSc (Lingnan)、Hon. LLD (Hong Kong)、Hon. LLD (Warwick)、Hon. LLD (Cantab)、FCA、FCPA、FCPA (Aust.)、FCIB、FHKIB、FBCS、CITP、FCIArb、太平紳士、Officier de L'Ordre de la Couronne、Grand Officer of the Order of the Star of Italian Solidarity、The Order of the Rising Sun、Gold Rays with Neck Ribbon、Officier de la Legion d'Honneur

七十歲

(一九九零年四月獲委任)

李爵士為東亞銀行有限公司(在香港上市)之主席兼行政總裁，並為香港及海外多間其他公司之董事。李爵士為香港立法會議員。李爵士為香港華商銀行公會有限公司及香港管理專業協會之主席。彼亦為銀行業務諮詢委員會之委員及財資市場公會之議會成員。李爵士為中國海外發展有限公司、中遠太平洋有限公司、粵海投資有限公司、香港中華煤氣有限公司、香港上海大酒店有限公司、電訊盈科有限公司、香港生力啤酒廠有限公司及維他奶國際集團有限公司(上述公司均在香港上市)之獨立董事。彼為AFFIN Holdings Berhad(在馬來西亞上市)及Criteria CaixaCorp, S.A.(在西班牙上市)之董事。李爵士曾為中國航空科技工業股份有限公司及招商局中國基金有限公司(上述公司均在香港上市)之獨立董事以及Dow Jones & Company, Inc.(在紐約證券交易所上市)之董事。彼曾為香港行政會議成員。

Board of Directors 董事會

Mr. Wong Kai Man
BBS, JP
Aged 58
(Appointed in April 2007)
Mr. Wong is an accountant with 32 years of audit, initial public offer and computer audit experience. He was a member of the Growth Enterprise Market Listing Committee of The Stock Exchange of Hong Kong Limited from 1999 to 2003. He retired as an audit partner from PricewaterhouseCoopers, Hong Kong on 30 June 2005 and is currently the director of two charity foundations: Victor and William Fung Foundation Ltd. and Li & Fung (1906) Foundation Limited, and an Honorary Associate Professor of the School of Business of the University of Hong Kong. He is currently an independent non-executive director of China Construction Bank Corporation (listed in Hong Kong and Shanghai), Shangri-La Asia Limited (listed in Hong Kong and Singapore) and SUNeVision Holdings Ltd. (listed in Hong Kong). In addition, he serves in a number of government committees and the board of certain non-government organisations. Mr. Wong obtained his Bachelor of Science in Physics from the University of Hong Kong and Master of Business Administration from the Chinese University of Hong Kong, and is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a fellow of the Hong Kong Institute of Certified Public Accountants.

黃啟民先生
BBS、太平紳士
五十八歲
(二零零七年四月獲委任)
黃先生是一位於審計、上市集資及電腦審計方面擁有三十二年經驗之會計師。在一九九九年至二零零三年間，彼為香港聯合交易所有限公司創業板上市委員會成員。黃先生在二零零五年六月三十日退任香港羅兵咸永道會計師事務所之合夥人。彼現時為兩家慈善機構馮經綸慈善基金有限公司及利豐(1906)慈善基金有限公司之董事及香港大學商學院榮譽副教授。黃先生現時是中國建設銀行股份有限公司(在香港及上海上市)、香格里拉(亞洲)有限公司(在香港及新加坡上市)及新意網集團有限公司(在香港上市)之獨立非執行董事。此外，彼亦服務於多個政府委任之委員會及非官方機構之董事局。黃先生擁有香港大學之物理學學士及香港中文大學之工商管理學碩士，並為英國特許公認會計師公會資深會員及香港會計師公會資深會員。

Executive Director 執行董事

Ms. Kuok Hui Kwong
Aged 31, Managing Director and Chief Executive Officer
(Appointed in February 2004)
Ms. Kuok was appointed an Executive Director of the Company in February 2004 and became the Managing Director and Chief Executive Officer in January 2009. She is responsible for overseeing the management of the Group's businesses and operations. Prior to joining the SCMP Group in October 2003, Ms. Kuok worked in investment banking. She is also a director of The Post Publishing Public Company Limited (listed in Thailand). Ms. Kuok is a graduate of Harvard University. She is the sister of Mr. Kuok Khoon Ean, a director of the Company.

郭惠光女士
三十一歲，董事總經理及行政總裁
(二零零四年二月獲委任)
郭女士於二零零四年二月獲委任為本公司執行董事，及於二零零九年一月擔任董事總經理及行政總裁。彼負責監督本集團業務及營運之管理。於二零零三年十月加入SCMP集團之前，郭女士曾從事投資銀行業務。彼亦為The Post Publishing Public Company Limited(在泰國上市)之董事。郭女士畢業於哈佛大學。彼為本公司董事郭孔演先生之胞妹。

Corporate Executives 公司行政人員

Ms. Kuok Hui Kwong

Managing Director and Chief Executive Officer, SCMP Group Limited

Ms. Kuok was appointed an Executive Director of the Company in February 2004 and became the Managing Director and Chief Executive Officer in January 2009. She is responsible for overseeing the management of the Group's businesses and operations. Prior to joining the SCMP Group in October 2003, she worked in investment banking. She is also a director of The Post Publishing Public Company Limited (listed in Thailand). Ms. Kuok is a graduate of Harvard University.

郭惠光女士

SCMP集團有限公司董事總經理及行政總裁

郭女士於二零零四年二月獲委任為本公司執行董事，及於二零零九年一月擔任董事總經理及行政總裁。彼負責監督本集團業務及營運之管理。於二零零三年十月加入SCMP集團之前，郭女士曾從事投資銀行業務。彼亦為The Post Publishing Public Company Limited（在泰國上市）之董事。郭女士畢業於哈佛大學。

Mr. Ponch Poon

Chief Financial Officer, SCMP Group Limited

Mr. Poon is responsible for financial planning, business strategy, risk management, compliance, management reporting and investor relations. Mr. Poon joined the Group in September 2008 with over 20 years of financial management experience in Hong Kong, Mainland China and Canada. He has held senior financial management roles including Regional CFO of Asia for several multinational companies. Mr. Poon is a graduate of Canada's Simon Fraser University with a double major degree in Business Administration and Computer Science. He is also a member of the Association of Certified Management Accountants.

潘志偉先生

SCMP集團有限公司財務總監

潘先生負責財務規劃、業務策略、風險管理、合規監控、管理層匯報及投資者關係。潘先生於二零零八年九月加入本集團，於香港、中國內地及加拿大擁有財務管理經驗逾20年。彼曾經擔任財務管理之要職，包括出任多間跨國公司之亞洲區財務總監。潘先生畢業於加拿大Simon Fraser University，取得工商管理及電腦科學雙學位。彼亦為Association of Certified Management Accountants會員。

Mr. C. K. Lau

Editor

Mr. Lau joined the *SCMP* in the early 1980s. Before his appointment as Editor in February 2007, Mr. Lau wrote columns and editorials as Executive Editor (Policy). Mr. Lau worked for *The Australian* in Sydney, the *Overseas Chinese Daily* and as the Chief Press Information Officer of the Independent Commission Against Corruption. Mr. Lau is the *SCMP* representative on the board of The Newspaper Society of Hong Kong. Mr. Lau is a graduate of Baptist University and holds a Master's degree from the University of Minnesota.

劉志權先生

總編輯

劉先生於一九八零年代初加入*《南華早報》*。於二零零七年二月獲委任為總編輯之前，彼為執行總編輯（政策），負責撰寫專欄及社論。劉先生曾於悉尼之*《The Australian》*及*《華僑日報》*任職，並曾出任廉政公署之總新聞主任。劉先生為*《南華早報》*在香港報業公會董事會之代表。彼畢業於浸會大學，並於美國明尼蘇達大學獲得碩士學位。

Corporate Governance 企業管治

The Board of Directors (the "Board") and Management are committed to upholding the Group's obligations to shareholders. We regard the promotion and protection of shareholders' interests as one of our priorities and keys to success.

董事會及管理層一直致力積極履行本集團對股東之責任，本集團視提升及維護股東權益為首要任務及成功要訣之一。

Over the years, the Group has put in place sound corporate governance practices to ensure it adheres to the highest ethical and business standards. The key test of corporate governance practices is if they align the interests of management with those of shareholders to adequately protect and promote shareholders' interests. The Group constantly reviews these guidelines and policies and implements new ones to ensure they remain relevant and practical in today's fast changing business environment and market expectations.

經過多年發展，本集團已建立了完善之企業管治常規，確保集團緊守道德操守，並嚴格遵守最高之業內標準。企業管治常規是否具成效，關鍵是要驗證這套管治常規能否將管理層與股東之利益連成一線，充分保障及提升股東權益。本集團定期檢討此等指引及政策，推陳出新，確保有關指引及政策能切合當今瞬息萬變之營商環境及市場要求。

During the year, the Group's corporate governance practices have complied with all the code provisions of the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") except for the deviation that there was no separation between the roles of chairman and chief executive officer prior to the Company's appointment of Dr. David J. Pang as the Non-executive Chairman and Ms. Kuok Hui Kwong as the Managing Director and Chief Executive Officer with effect from 1 January 2009. The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

年內，除本公司於二零零九年一月一日委任彭定中博士為非執行主席及郭惠光女士為董事總經理及行政總裁之前，主席及行政總裁之職務並無清楚劃分而有所偏離外，本集團之企業管治常規已符合香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四所載之《企業管治常規守則》（「聯交所守則」）之所有守則條文，本集團亦在相關及可行之情況下遵守聯交所守則內之建議最佳常規。

The Group believes that its current corporate governance practices, which combine practices which have served the Group well for many years and new practices set out in the Stock Exchange Code, provide the Group with a sound and sensible framework for balancing the business of the Group and the interests of its shareholders. The Group will continue to evaluate its corporate governance practices in light of its business needs, regulatory changes and new corporate governance philosophies.

本集團現行之企業管治常規結合了多年來對本集團有助裨益之常規及聯交所守則所載之新常規，本集團相信，此企業管治常規為本集團提供一個完善合理之架構，以平衡其業務及股東權益。本集團將繼續按其業務需要、監管規例之變動及新企業管治理念，檢討其企業管治常規。

Set out below are our current framework of governance and explanations about how the provisions of the Stock Exchange Code have been applied.

下文載述本集團現行之管治架構，並闡釋如何應用聯交所守則之條文。

THE BOARD OF DIRECTORS

The Board recognises its responsibility to represent the interests of shareholders. Currently, the Board has nine Directors: an Executive Director and eight Non-executive Directors (including four Independent Non-executive Directors). Independent Non-executive Directors represent more than one-third of the Board.

Non-executive Directors:
Dr. David J. Pang (Chairman)
Mr. Roberto V. Ongpin (Deputy Chairman)
Tan Sri Dr. Khoo Kay Peng
Mr. Kuok Khoon Ean

Independent Non-executive Directors:
The Hon. Ronald J. Arculli
Mr. Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po
Mr. Wong Kai Man

Executive Director:
Ms. Kuok Hui Kwong (Managing Director and Chief Executive Officer)

The biographies of all the Directors, including their relationships, are set out on pages 22 to 26 of this Annual Report.

The Board is chaired by the Non-executive Chairman, Dr. David J. Pang. Ms. Kuok Hui Kwong, Managing Director and Chief Executive Officer, oversees the management of the Group's business with the assistance of the Group's senior management team.

Each Director brings a wide range and years of business experience to the Board. The Directors' combined knowledge, expertise and experience are extremely valuable in overseeing the Group's business.

The Board sets the strategic direction and oversees the performance of the Group's business and management. The following key matters must be approved by the Board before decisions are made on behalf of the Company:

- Strategic direction
- Budgets
- Audited financial statements
- Interim and final results
- Interim and annual reports
- Significant investments
- Major acquisitions and disposals
- Major financings, borrowings and guarantees
- Material contracts
- Risk management

董事會

董事會確認其代表股東權益之責任。目前，董事會由九位董事組成，一位為執行董事，八位為非執行董事，其中四位為獨立非執行董事，佔董事會人數逾三分之一。

非執行董事：
彭定中博士（主席）
Roberto V. Ongpin先生（副主席）
邱繼炳博士
郭孔演先生

獨立非執行董事：
夏佳理先生
利定昌先生
李國寶爵士
黃啟民先生

執行董事：
郭惠光女士（董事總經理及行政總裁）

全體董事之簡歷，包括彼等之間之關係，載於本年報第22至26頁。

董事會之主席為非執行主席彭定中博士。董事總經理及行政總裁郭惠光女士在本集團高級管理層協助下監督本集團之業務管理。

各董事均具有多年廣泛從商經驗，具備不同之知識、專業技能及豐富經驗，對監察本集團之業務營運有莫大裨益。

董事會負責制訂策略方針，並監察本集團之業務及管理表現。以下主要事項必須經董事會批准，方可代表本公司作出決定：

- 策略方針
- 財務預算
- 經審核財務報表
- 中期業績和全年業績
- 中期報告和年度報告
- 重大投資
- 主要收購事項及出售事項
- 主要融資、借貸及擔保
- 重大合約
- 風險管理

In addition, the Board discusses major operating issues, evaluates opportunities and business risks, and considers corporate communications and human resources issues. Decisions and conduct of matters other than those specifically reserved to the Board are delegated to Management.

此外，董事會亦討論重大營運事宜、評估商機及業務風險，以及審議企業傳訊及人力資源事務。除特定必須由董事會作出決定及處理之事務外，其他事宜均交由管理層負責。

The Board will review the arrangements between the responsibilities of the Board and the matters delegated to Management from time to time to ensure that they remain appropriate to the need of the Group and its business.

董事會將不時檢討與管理層職責分工之安排，以確保有關安排切合本集團及其業務之需要。

Board Proceedings

董事會會議程序

The Board holds four regular meetings annually, usually quarterly, and also meets at such other times as are necessary. Agenda of Board meetings are approved by the Chairman and presented to the Directors for comments. The Board is provided with adequate, timely and reliable information about the Group's business and developments before each Board meeting at which the Directors actively participate and hold informed discussions. All Directors are asked to review and comment on the Board minutes within a reasonable time after the meetings to maintain accurate records of Board discussions and decisions.

董事會每年定期召開四次會議，通常於每季度舉行，並於需要時召開會議。董事會會議議程經主席審批，並提交董事評核。每次董事會會議前，董事會均獲提供本集團業務及發展之充足、適時和可靠之資料，會上董事積極參與及開展討論。全體董事於會議後一段合理時間內審議及評核董事會會議記錄，以確保所存置之董事會會議討論和決策記錄準確。

The number of Board meetings held and meetings attended by each of the Directors during the year were:

年內，董事會召開會議次數及各董事出席會議之情況如下：

Directors 董事		**Meetings attended 出席會議次數**	**Meetings held during 2008 二零零八年舉行會議次數**
Dr. David J. Pang* (Note 1)	彭定中博士*（附註1）	5	5
Mr. Roberto V. Ongpin*	Roberto V. Ongpin先生*	5	5
The Hon. Ronald J. Arculli+	夏佳理先生+	3	5
Tan Sri Dr. Khoo Kay Peng*	邱繼炳博士*	4	5
Ms. Kuok Hui Kwong	郭惠光女士	5	5
Mr. Kuok Khoon Ean* (Note 2)	郭孔演先生*（附註2）	5	5
Mr. Peter Lee Ting Chang+	利定昌先生+	5	5
Dr. The Hon. Sir David Li Kwok Po+	李國寶爵士+	5	5
Mr. Wong Kai Man+	黃啟民先生+	5	5

* Non-executive Director
\+ Independent Non-executive Director

* 非執行董事
\+ 獨立非執行董事

Notes:

1. Dr. David J. Pang was appointed as Non-executive Chairman of the Company with effect from 1 January 2009.
2. Mr. Kuok Khoon Ean stepped down as Executive Chairman and was re-designated as Non-executive Director with effect from 1 January 2009.

附註：

1. 彭定中博士獲委任為本公司之非執行主席，由二零零九年一月一日起生效。
2. 郭孔演先生辭任執行主席，並轉任為非執行董事，由二零零九年一月一日起生效。

All the Directors have access to the advice and services of the Company Secretary to ensure all board procedures are followed. Before each Board meeting, the Directors update the Board regarding offices held in public and private companies and organisations. There are also written procedures for the Directors to obtain independent professional advice at the Company's expense.

全體董事均取得公司秘書之意見及服務，以確保已依循所有董事會程序。在每次董事會會議前，董事向董事會提供其在各公眾和私人公司及組織所擔任職務之最新資料。此外，亦有書面程序讓董事尋求獨立專業意見，費用由本公司支付。

The Board has also adopted specific procedures for meetings to be convened among Non-executive Directors including the Independent Non-executive Directors in the absence of any Executive Director.

董事會亦已訂立特定程序供非執行董事（包括獨立非執行董事）於沒有執行董事出席下召開會議。

Appointment, Re-election and Removal of Directors

董事之委任、重選及罷免

The Board confirms the term of appointment and functions of all Non-executive Directors and Board Committee members with formal letters of appointment.

董事會出具正式委任函件確認所有非執行董事及董事會轄下委員會成員之任期及職能。

Directors who are appointed to fill vacancies are subject to re-election at the first annual general meeting of the Company after his or her appointment. In addition, every Director, including every Non-executive Director, shall retire from office no later than the third annual general meeting after he was last elected or re-elected. One-third of the Directors, be they Executive Directors or Non-executive Directors, are required to retire by rotation from office at every annual general meeting under the Company's Bye-Laws. A retiring Director is eligible for re-election.

獲委任以填補空缺之董事須於其獲委任後本公司之首次股東週年大會上重選。此外，每位董事（包括每位非執行董事）須不遲於其上次獲選或重選後之第三次股東週年大會上退任。根據本公司之公司細則，每年股東週年大會需有三分之一董事（無論為執行董事或非執行董事）輪值告退。退任之董事可膺選連任。

Directors' Remuneration

董事酬金

The Directors' fees and all other reimbursements and emoluments paid or payable to the Directors during the year are set out, on an individual and named basis, in note 20 to the financial statements of this Annual Report on page 113.

年內，已支付或應付予董事之董事袍金及所有其他付還款項及薪酬，按個別董事具名載列於本年報第113頁之財務報表附註第20項內。

The remuneration policy of the Group is set out on page 115 of this Annual Report.

本集團之薪酬政策載於本年報第115頁。

Securities Transactions of Directors and Senior Executives

董事及高級行政人員之證券交易

The Board of Directors had adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code for securities transactions by its Directors and senior executives.

董事會已採納上市規則附錄十所載之《上市發行人董事進行證券交易的標準守則》(「標準守則」)，作為本公司董事及高級行政人員進行證券交易之守則。

All Directors of the Company have confirmed their compliance with the required standard set out in the Model Code during the year.

本公司全體董事均確認彼等於年內一直遵守標準守則所載之規定標準。

Interests in the Company's shares (including share options) held by the Directors as at 31 December 2008 are set out in the Directors' Report section of this Annual Report on pages 52 to 54.

董事於二零零八年十二月三十一日持有本公司股份（包括購股權）之權益載於本年報第52至54頁「董事會報告」一節。

Independence of Independent Non-executive Directors

The Board has received from each of the Independent Non-executive Directors a confirmation of his independence according to the guidelines set out in Rule 3.13 of the Listing Rules.

The Board is of the view that all Independent Non-executive Directors of the Company are independent and is grateful for the contribution and independent advice and guidance that they have been giving to the Board and the Board Committees.

獨立非執行董事之獨立性

董事會已收到各獨立非執行董事根據上市規則第3.13條所載之指引確認其獨立性之確認函。

董事會認為本公司全體獨立非執行董事均具獨立性，並對彼等一直以來為董事會及董事會轄下委員會所作貢獻和提供獨立意見及指導表示謝意。

Other matters relating to the Board

In relation to financial reporting, all Directors acknowledge their responsibilities for preparing the accounts of the Group.

The Group has appropriate insurance in place to cover the liabilities of the Directors and senior executives of the Group.

與董事會有關之其他事宜

於財務報告方面，全體董事確認彼等在編製本集團賬目之責任。

本集團已就董事及高級行政人員之責任作出適當投保。

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

During the year, the Board was chaired by the Executive Chairman, Mr. Kuok Khoon Ean. No individual was appointed as a chief executive officer. The Executive Chairman was responsible for overseeing the management of the Board and the Group's business with the assistance of the Group's senior management team. The Executive Chairman was responsible for overseeing the overall management of the Group. Other functions normally undertaken by a chief executive officer of a company were delegated to members of the Group's senior management team. Such structure deviated from the relevant code provision of the Stock Exchange Code that requires the roles of the chairman and chief executive officer to be separate and not performed by the same individual.

With effect from 1 January 2009, Mr. Kuok Khoon Ean stepped down as Executive Chairman and was re-designated as Non-executive Director; Dr. David J. Pang was appointed the Non-executive Chairman of the Company; and Ms. Kuok Hui Kwong was appointed the Managing Director and Chief Executive Officer of the Company. This segregation provides a clear distinction between the roles of the chairman and the chief executive officer. The Non-executive Chairman is responsible for the management of the Board to ensure that the Board is functioning properly, whilst the Managing Director and Chief Executive Officer is responsible for overseeing the management of the Group's businesses and operations. Their respective responsibilities are clearly established and set out in writing.

主席及行政總裁

年內，董事會之主席為執行主席郭孔演先生。並無任何人士獲委任為行政總裁。執行主席在本集團高級管理層協助下負責監督董事會之管理及本集團之業務。執行主席負責監察本集團之整體管理。其他一般由行政總裁處理之職務則由本集團高級管理層負責。聯交所守則之相關守則條文規定主席及行政總裁之職務需要清楚劃分，且不可由同一人擔任，而本集團之管理架構與此有所偏離。

由二零零九年一月一日起，郭孔演先生辭任執行主席，並轉任為非執行董事；彭定中博士獲委任為本公司之非執行主席；而郭惠光女士獲委任為本公司之董事總經理及行政總裁。此區分讓主席及行政總裁之職務得以清楚劃分。非執行主席負責領導董事會，確保董事會有效地運作，而董事總經理及行政總裁則負責監督本集團之業務及營運管理。彼等各自之職責清楚界定並以書面列載。

BOARD COMMITTEES

The Board has established the Audit, Remuneration and Nomination Committees with mandates to deal with certain corporate governance aspects of the Group. The remits of these Committees are published on the Company's website – www.scmpgroup.com.

From time to time, the Board also establishes other board committees to deal with specific aspects of its business.

Each Committee is appointed with written terms of reference and each member of the Committee has a formal letter of appointment setting out key terms and conditions relating to his appointment.

Each Committee meets as frequently as required by business developments and the operation of the Group. Committee members are provided with adequate and timely information before each meeting or discussion. All Committee members are asked to review and comment on the minutes of their meetings within a reasonable time after the meetings.

The procedures and arrangements relating to the meetings of the Board are applied to meetings of the Board Committees whenever it is appropriate.

Audit Committee

The Audit Committee was established in 1998. The members of the Committee are Messrs Peter Lee Ting Chang as Committee Chairman, Ronald J. Arculli, David Li Kwok Po and Wong Kai Man, who are all Independent Non-executive Directors.

The Committee members have professional qualifications and experience in financial matters that enable the Committee to exercise its powers effectively and provide the Board with independent views and recommendations in relation to financial matters.

The principal roles of the Audit Committee are to ensure that the Company has formal and transparent arrangements for considering matters relating to the Group's financial reporting and internal controls and for maintaining an appropriate relationship with the Company's internal and external auditors.

The duties of the Audit Committee, as set out in its terms of reference, adhere to the code provisions of the Stock Exchange Code.

董事會轄下委員會

董事會轄下設立了審核、薪酬及提名委員會，負責處理本集團若干方面之企業管治事務。該等委員會之職權範圍登載於本公司之網頁www.scmpgroup.com。

董事會亦不時成立其他委員會，處理其他特定範疇之事務。

各獲委任之委員會均具書面職權範圍，每名委員會成員均有正式委任函件，載有關於其委任之主要條款。

各委員會按本集團之業務發展和運作於需要時召開會議。在每次會議或討論前，委員會成員均獲提供充足及適時之資料。全體委員會成員於會議後一段合理時間內審議及評核會議記錄。

董事會會議適用之程序及安排亦應用於董事會轄下委員會之會議。

審核委員會

審核委員會於一九九八年成立，委員會成員為利定昌先生（委員會主席）、夏佳理先生、李國寶爵士及黃啟民先生（均為獨立非執行董事）。

委員會成員具專業資格和財務事宜之經驗，有助委員會有效行使權力，並就財務事宜向董事會提供獨立意見及建議。

審核委員會之主要職責為確保本公司作出正規及具透明度之安排，以審議與本集團財務匯報及內部監控方面有關之事宜，並與本公司之內部及外聘核數師維持恰當關係。

審核委員會職權範圍所載列之職務，符合聯交所守則之守則條文。

The Audit Committee holds two regular meetings annually and also meets at such other times as are necessary. Any Audit Committee member may convene a meeting of the Committee. The external auditor may also request the Committee Chairman to convene a meeting of the Audit Committee. The Audit Committee may invite the external auditor and/or members of Management to attend any of the meetings. Special meetings may be called at the discretion of the Committee Chairman or at the request of Management to review significant internal control or financial issues. The Committee Chairman reports to the Board at least twice a year on the Committee's activities and highlights any significant issues.

審核委員會每年定期召開兩次會議，亦於有需要時舉行會議。審核委員會之任何成員均可召開委員會會議。外聘核數師亦可要求委員會主席召開審核委員會會議。審核委員會可邀請外聘核數師及／或管理層成員出席任何會議。委員會主席可酌情決定或應管理層要求召開特別會議，審閱重大之內部監控或財務事宜。委員會主席每年向董事會作至少兩次報告，匯報委員會之工作和提出任何重大事項。

The number of meetings of the Audit Committee held and attended by each of the Audit Committee members during the year were:

審核委員會於年內召開會議之次數及各委員會成員出席會議之次數如下：

Directors 董事		**Meetings attended 出席會議次數**	**Meetings held during 2008 二零零八年舉行會議次數**
Mr. Peter Lee Ting Chang	利定昌先生	2	2
The Hon. Ronald J. Arculli	夏佳理先生	2	2
Dr. The Hon. Sir David Li Kwok Po	李國寶爵士	2	2
Mr. Wong Kai Man	黃啟民先生	2	2

Key matters reviewed by the Audit Committee during the year were:

- Audited financial statements
- Final and interim results
- Report from the external auditor on the audit of the Group's accounts
- Re-appointment of the external auditor
- External auditor's audit service plan
- Internal control report
- Internal audit report
- Compliance report

年內，審核委員會審議下列主要事宜：

- 經審核財務報表
- 全年業績及中期業績
- 外聘核數師對本集團賬目之審核報告
- 重新委任外聘核數師
- 外聘核數師之審核服務計劃
- 內部監控報告
- 內部審核報告
- 合規報告

During the year, the Board has not taken any view that is different from that of the Audit Committee nor rejected any recommendation presented by the Audit Committee.

年內，董事會並無持任何與審核委員會有異之意見，亦無拒絕接納審核委員會呈報之任何建議。

Remuneration Committee

薪酬委員會

The Remuneration Committee was established in 2000. A majority of its current members are Independent Non-executive Directors. The members of the Committee are Messrs Peter Lee Ting Chang as Committee Chairman, Ronald J. Arculli and Kuok Khoon Ean.

薪酬委員會於二零零零年成立，其大部份現有成員為獨立非執行董事。委員會成員為利定昌先生（委員會主席）、夏佳理先生及郭孔演先生。

The Committee determines the remuneration packages of Executive Director(s) and senior management of the Group. The Committee also gives recommendations to the Board on the remuneration of Non-executive Directors. The Committee reviews human resources policies of the Group, including retirement benefits and share options under the Company's Share Option Scheme.

委員會負責釐定本集團執行董事及高級管理層之薪酬待遇，並就非執行董事之薪酬向董事會提供建議。委員會審議本集團之人力資源政策，包括退休福利及根據本公司購股權計劃授出之購股權。

The duties of the Remuneration Committee, as set out in its terms of reference, adhere to the code provisions of the Stock Exchange Code.

薪酬委員會職權範圍所載列之職務，符合聯交所守則之守則條文。

The Committee meets once a year and at such other time as is necessary. Any Committee member may convene a meeting of the Remuneration Committee.

委員會成員每年召開一次會議，並於有需要時舉行會議。委員會任何成員均可召開薪酬委員會會議。

The number of meetings of the Remuneration Committee held and attended by each of the Remuneration Committee members during the year were:

薪酬委員會於年內召開會議之次數及各委員會成員出席會議之次數如下：

Directors 董事		**Meeting attended 出席會議次數**	**Meeting held during 2008 二零零八年舉行會議次數**
Mr. Peter Lee Ting Chang	利定昌先生	1	1
The Hon. Ronald J. Arculli	夏佳理先生	1	1
Mr. Kuok Khoon Ean	郭孔演先生	1	1

Key matters reviewed by the Remuneration Committee during the year were:

- Group's remuneration policy
- Remuneration package of Executive Directors
- Remuneration of Non-executive Directors
- Remuneration package of senior management
- Remuneration package of key editorial functions
- Performance and membership of the Group's retirement plans

年內，薪酬委員會審議下列主要事宜：

- 本集團之薪酬政策
- 執行董事之薪酬待遇
- 非執行董事之薪酬
- 高級管理層之薪酬待遇
- 主要編輯職能之薪酬待遇
- 本集團退休計劃之表現及參加成員

Nomination Committee

提名委員會

The Nomination Committee was established in 2005. A majority of its current members are Independent Non-executive Directors. The members of the Committee are Messrs Peter Lee Ting Chang as Committee Chairman, Ronald J. Arculli and David J. Pang.

提名委員會於二零零五年成立，其大部份現有成員為獨立非執行董事。委員會成員為利定昌先生（委員會主席）、夏佳理先生及彭定中博士。

Prior to the establishment of the Nomination Committee, the Board was responsible for agreeing to the appointment of its members and nominating them for election and re-election by the Company's shareholders.

在提名委員會成立前，董事會負責通過其成員之委任，以及提名彼等予本公司股東投票選舉和重選。

The remit of the Nomination Committee is to identify candidates for appointment to the Board and to review the size, structure and composition of the Board. Before an appointment is made, the Nomination Committee evaluates the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepares a description of the role and capabilities required for a particular appointment. If deemed appropriate, external consultants may be used to identify suitable candidates.

提名委員會之職權範圍為物色委任人選予董事會，並檢討董事會之人數、架構和組成。在作出委任前，提名委員會會評估董事會於技能、知識及經驗之均衡組合，並按此訂下該特定委任人選之職責及所須具備之才能。倘委員會認為恰當，亦會外聘顧問，以物色合適人選。

The duties of the Nomination Committee, as set out in its terms of reference, adhere to the recommended best practices of the Stock Exchange Code.

提名委員會職權範圍所載列之職務，符合聯交所守則之建議最佳常規。

The Nomination Committee meets at such time as the Committee Chairman shall require. Any Committee member may convene a meeting of the Nomination Committee.

提名委員會於委員會主席按需要時召開會議。委員會任何成員均可召開提名委員會會議。

The number of meetings of the Nomination Committee held and attended by each of the Nomination Committee members during the year were:

提名委員會於年內召開會議之次數及各委員會成員出席會議之次數如下：

Directors 董事		**Meeting attended 出席會議次數**	**Meeting held during 2008 二零零八年舉行會議次數**
Mr. Peter Lee Ting Chang	利定昌先生	1	1
The Hon. Ronald J. Arculli	夏佳理先生	1	1
Mr. Kuok Khoon Ean (Note 1)	郭孔演先生（附註1）	1	1
Dr. David J. Pang (Note 2)	彭定中博士（附註2）	-	-

Notes:

1. Mr. Kuok Khoon Ean ceased to be Nomination Committee member with effect from 1 January 2009.
2. Dr. David J. Pang was appointed as Nomination Committee member with effect from 1 January 2009.

附註：

1. 郭孔演先生由二零零九年一月一日起不再為提名委員會成員。
2. 彭定中博士於二零零九年一月一日獲委任為提名委員會成員。

During the year, the Nomination Committee reviewed the size, structure and composition of the Board and made recommendations to the Board on the appointment of new director and re-election of retiring directors of the Company.

年內，提名委員會已檢討董事會之人數、架構及組成，並就委任本公司新董事及重選退任董事向董事會作出建議。

MANAGEMENT COMMITTEE

管理委員會

The Management Committee is chaired by the Managing Director and Chief Executive Officer and composed of senior executives of the Group and heads of the Group's divisions. Meetings are held regularly to:

- Ensure business activities are coordinated and profitable
- Evaluate business and operating risks
- Review and propose strategic plans to achieve long-term growth and profitability
- Discuss major operating issues
- Review and approve major expenditures
- Approve partnerships, ventures and significant disposal of assets

管理委員會之主席為董事總經理及行政總裁，成員包括本集團高級行政人員和本集團各部門之主管。管理委員會定期召開會議，藉以：

- 確保業務營運協調有序，並且具備盈利能力
- 評估業務及經營風險
- 審閱及建議策略計劃，以期取得長遠增長及盈利能力
- 討論重大之營運事宜
- 審議及批准主要開支項目
- 批准建立夥伴關係、合營企業及出售重大資產

Each of the Group's divisions also holds weekly or bi-monthly operational meetings with minutes of meetings circulated to the Management Committee.

本集團各部門亦於每週或每月兩次召開業務會議，並將有關之會議記錄呈交管理委員會。

INTERNAL CONTROLS

The Group has established internal controls in all material aspects of its business including financial, operational, compliance and risk management functions. These internal controls are intended to safeguard the shareholders' investments and the Group's assets. To the extent relevant, the Group's internal control framework uses aspects from the United Kingdom's Turnbull Guidance and the internal control and risk management framework proposed by the Hong Kong Institute of Certified Public Accountants. A checklist, based on the checklist proposed by the United Kingdom's Turnbull Guidance, has been drawn up by the Company to assist the Directors in their review of the Group's internal control system.

The responsibilities for maintaining the Group's internal controls are divided between the Board and Management. The Board is responsible for setting and reviewing internal control policies to monitor the Group's internal control systems. The Board delegates the implementation of these policies to Management. Management is responsible for identifying and evaluating the risks faced by the Group and for designing, operating and monitoring an effective internal control system which implements the policies adopted by the Board.

The Company established an internal audit function in 2005. Audit plans, risk assessments and regular internal audit reports are presented to and reviewed by the Audit Committee and the Board of Directors.

The Board acknowledges that it is responsible for the Group's systems of internal control and for reviewing its effectiveness. Preliminary reviews of the Group's financial controls, internal control and risk management systems prior to formal reviews by the Board have been delegated to the Audit Committee in accordance with its terms of reference. The Audit Committee reviews the Group's financial controls, internal control and risk management systems at its regular Audit Committee meetings. It should be noted, however, that while a sound and well-designed system of internal control helps to provide reasonable safeguards to assist the Group in achieving its business objectives, the system itself cannot provide protection with certainty against the Group failing to meet its business objectives or against all material errors, losses, fraud or breaches of laws or regulations. For this reason, the Board's review of the internal controls should not be treated as an absolute assurance that one of the risks mentioned above would not materialise.

The Board reviewed the effectiveness of the Group's material controls, including financial, operational and compliance controls and risk management functions as well as the adequacy of resources, qualifications and experience of staff of its accounting and financial reporting function and their training programmes and budget during the year and considered the Group's system of internal controls to be effective.

內部監控

本集團已在其業務所有重要範疇，包括財務、營運、合規及風險管理功能設立內部監控。該等內部監控旨在保障股東之投資及本集團之資產。在相關之範疇內，本集團之內部監控架構採用英國Turnbull Guidance及香港會計師公會建議之內部監控與風險管理之架構。本公司已根據英國Turnbull Guidance建議之清單編製一份審核清單，以協助董事檢討本集團之內部監控系統。

維持本集團內部監控之責任由董事會及管理層分擔。董事會負責制定及審議內部監控政策，以監察本集團之內部監控系統。董事會將推行該等政策之責任交予管理層。管理層負責識別及評估本集團面對之風險，並設計、應用及監察有效之內部監控系統，以執行董事會採納之政策。

本公司於二零零五年設立內部審核職能，提呈審核計劃、風險評估及定期內部審核報告予審核委員會及董事會審閱。

董事會確認其對本集團內部監控系統及檢討其成效之責任。在董事會正式審議本集團財務監控、內部監控及風險管理系統前，審核委員會按照其職權範圍先進行初步檢討。審核委員會在定期舉行之審核委員會會議上，檢討本集團之財務監控、內部監控及風險管理系統。然而，儘管完善和有規劃之內部監控系統能提供合理之保障，以協助本集團達致其業務目標，但系統本身並不能確保本集團必能達致其業務目標，或不會出現任何重大錯誤、損失、詐騙或違法違規情況。因此，董事會對內部監控進行之檢討不應被視為消除上述任何風險之絕對保證。

年內，董事會已檢討本集團之重要監控，包括財務、營運及合規監控以及風險管理功能之成效，在會計及財務匯報職能方面的資源、員工資歷及經驗是否足夠，以及員工培訓及有關預算是否充足，並認為本集團之內部監控系統具有成效。

EXTERNAL AUDITOR

外聘核數師

PricewaterhouseCoopers was first appointed as the Group's external auditor in 2001.

羅兵咸永道會計師事務所於二零零一年獲首次委任為本集團之外聘核數師。

During the year, PricewaterhouseCoopers provided the following audit and non-audit services to the Group:

年內，羅兵咸永道會計師事務所向本集團提供下列審核及非審核服務：

		2008 HK$'000 二零零八年 港幣千元	2007 HK$'000 二零零七年 港幣千元
External audit	外聘審核	2,957	3,071
Tax services	稅務服務	417	428
Other advisory services	其他顧問服務	509	299

PricewaterhouseCoopers will retire and offer themselves for re-appointment at the annual general meeting of the Company to be held in May 2009.

羅兵咸永道會計師事務所將於二零零九年五月召開之本公司股東週年大會上退任，並同意受聘連任。

A statement by PricewaterhouseCoopers about their reporting responsibilities on the financial statements of the Group is set out in the Independent Auditor's Report section of this Annual Report on pages 62 to 63.

羅兵咸永道會計師事務所就其於本集團財務報表之報告責任之聲明載於本年報第62至63頁「獨立核數師報告」一節。

CODE OF CONDUCT

行為守則

We pride ourselves on our integrity and ethical standards. Our reputation is a priceless business asset and fundamentally depends on the fair and honest practices of all employees. We have adopted a Company Code of Conduct ("Code of Conduct") to ensure that all Directors, managers and employees act with integrity. Employees are expected to share the responsibility of maintaining the Group's reputation and their own by performing their duties with objectivity, accuracy, fairness, and by strict compliance with all relevant laws of any applicable jurisdiction and the Code of Conduct. Journalists are also expected to comply with the Hong Kong Journalists Association's Code of Ethics.

本集團一直秉持誠信及道德操守，並對此深感自豪。本集團所享有之良好聲譽實乃無價之商業資產，要維持公司聲譽，所有僱員必須處事公正及誠實。本集團已採納公司行為守則（「行為守則」），確保所有董事、經理及僱員誠信辦事。所有僱員均須不偏不倚、準確及公正地履行職責，並嚴格遵守所有適用司法管轄區之一切有關法律及行為守則，共同承擔維護本集團聲譽以及其本身名聲之責任。此外，新聞記者亦須遵守香港記者協會之專業守則。

The Group has adopted a Protocol on Malpractice Reporting and Investigation which sets out specific procedures facilitating whistle-blowing reports and investigation thereof.

本集團已採納通報及調查不當行為之約章，當中載列通報及調查不當行為之特定程序。

SHAREHOLDER RELATIONS & SHAREHOLDERS' RIGHTS

All of the Company's shares are ordinary shares carrying equal voting rights. As at the date of this Annual Report, sufficient shares of the Company were on public float as required by the Listing Rules.

The Board and Management recognise their responsibility to look after the interests of the shareholders of the Company. Shareholder relations play an integral part in corporate governance. The Group keeps shareholders informed of its performance, operations and significant business developments by adopting a transparent and timely corporate disclosure policy which complies with the Listing Rules and provides all shareholders equal access to such information.

We report on financial and operating performance to shareholders twice each year through annual and interim reports. We give shareholders the opportunity to raise concerns or propose recommendations to the Board at the Company's annual general meetings. A representative of the Company's external auditor is requested to attend the annual general meetings to answer questions about the external audit and the audit report. Shareholders may visit our website www.scmpgroup.com for up-to-date financial and other information about the Group and its activities.

The Legal and Corporate Secretarial Department and Corporate Communications Department respond to enquiries from shareholders and other interested parties throughout the year. They also present to the Board any enquiry addressed to the Board by any shareholder. Their contact details are set out in the Corporate Information section of this Annual Report on page 142 and our website www.scmpgroup.com.

The Company promotes fair disclosure of information to all investors and care is taken to ensure that analyst briefings and other disclosures made by the Company comply with the Listing Rules' prohibition against selective disclosure of price sensitive information. In addition to statutory reporting obligations, the Group provides timely information about corporate affairs by issuing press releases through the Corporate Communications Department.

From 1990 to 2008, all annual and special general meetings of shareholders held by the Company were attended by the then incumbent chairman of the Board.

Shareholders have specific rights to convene special general meetings under the Company's Bye-Laws. A shareholder or shareholders holding not less than one-tenth of the Company's shares may require the Directors to convene a special general meeting of the Company by depositing a signed requisition at the registered office of the Company stating the purpose of the meeting. Up to the date of this Annual Report, no shareholder has requested the Company to convene a special general meeting.

與股東之關係及股東之權利

本公司所有股份均為附帶相同投票權之普通股。於本年報日期，本公司有足夠之股份按上市規則之規定由公眾持有。

董事會及管理層確認其照顧本公司股東之利益之責任，而集團與股東之關係乃企業管治不可或缺之一環。本集團採取具透明度及適時之公司資料披露政策，向股東匯報業績表現、營運情況及重大業務發展。該政策符合上市規則之規定，讓所有股東均有同等機會取得有關資料。

本公司透過年度及中期報告，每年兩次向股東匯報財務及經營表現。本公司亦提供機會予股東於本公司之股東週年大會上向董事會提出所關注之事宜或提出建議，並要求本公司之外聘核數師委派代表出席股東週年大會，解答關於外聘審核及審核報告之提問。各股東可瀏覽本集團網頁(www.scmpgroup.com)，查閱有關本集團及其業務之最新財務及其他資料。

法律及公司秘書部和企業傳訊部於年內負責回應股東及其他有興趣人士之查詢，並向董事會呈報任何股東向董事會提出之任何查詢。有關兩個部門之聯絡資料載於本年報第142頁「公司資料」一節及本集團網頁www.scmpgroup.com。

本公司竭力向所有投資者公正披露資料，並審慎確保本公司於分析員簡報會及其他資料披露上，均符合上市規則禁止選擇性披露股價敏感資料之規定。除法定之報告責任外，本集團亦透過企業傳訊部，以新聞發佈形式適時地提供有關公司事務之資料。

由一九九零年至二零零八年，當時在任之董事會主席均有出席本公司召開之所有股東週年大會及股東特別大會。

根據本公司之公司細則，股東有特定權利召開股東特別大會。持有不少於本公司股份十分之一之一位或多位股東，可於本公司之註冊辦事處交付一份說明會議目的之經簽署書面要求，要求董事召開本公司股東特別大會。截至本年報日期，概無股東要求本公司召開股東特別大會。

Any shareholders representing not less than one-twentieth of the total voting rights of all the shareholders having the right to vote at a general meeting or not less than one hundred shareholders may, by a written requisition given to the Company not less than six weeks (in case of a requisition requiring notice of a resolution) or one week (in case of any other requisition) before the general meeting, move a resolution at the general meeting.

佔有權於股東大會上投票之全體股東總投票權不少於二十分之一之任何股東，或不少於一百位股東，可在股東大會舉行前最少六個星期（如該要求需要刊發決議案通告）或一個星期（如為任何其他要求）前，向本公司提呈書面要求於股東大會上動議決議案。

The Company held an annual general meeting in May 2008, during which matters including the payment of final dividend, re-election of retiring Directors, authorisation of the Board to fix Directors' fee, re-appointment of external auditor, and grant of a general mandate for the issuance and repurchase of Company shares by the Group were presented for shareholders' approval. During the annual general meeting, details of the poll voting procedures and the rights of shareholders to demand a poll were set out in the circular to shareholders and read out at the meeting. All proposed resolutions were voted by poll and approved by the shareholders present at the meeting. The results of the shareholders' votes were published in the newspaper the following business day.

本公司於二零零八年五月舉行之股東週年大會上，提呈予股東批准之事宜包括派付末期股息、重選退任董事、授權董事會釐定董事袍金、重新委聘外聘核數師及授予本集團發行及購回本公司股份之一般授權。於股東週年大會，有關以投票方式表決之程序及股東要求以投票方式表決之權利，詳情載列於致股東之通函內，並於大會上宣讀。所有提呈之決議案均以投票方式表決，並獲出席會議之股東通過。股東之投票結果已於下一個營業日在報章上刊登。

The Company's next annual general meeting will be held on 25 May 2009 at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong.

本公司之下一屆股東週年大會將於二零零九年五月二十五日假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行。

Management Discussion and Analysis 管理層討論及分析

FINANCIAL HIGHLIGHTS

- Revenue from continuing operations $1,037.8 million
- Operating profit from principal activities from continuing operations $227.6 million
- Profit attributable to shareholders $172.8 million
- Earnings per share $0.11
- Total dividend per share $0.08

財務概要

- 持續經營業務收益 1,037.8 百萬港元
- 持續經營業務之主要業務經營盈利 227.6 百萬港元
- 股東應佔盈利 172.8 百萬港元
- 每股盈利 0.11 港元
- 全年每股股息 0.08 港元

OPERATING RESULTS OF THE GROUP

The Group's consolidated operating results for the years ended 31 December 2008 and 2007 were as follows:

本集團經營業績

本集團截至二零零八年及二零零七年十二月三十一日止年度之綜合經營業績如下：

(HK$ millions, except per share amounts) *(百萬港元，每股金額除外)*	For the year ended 31 December 截至十二月三十一日止年度 2008 二零零八年	2007 二零零七年 (Restated) (經重列)	% Change 變動百分比
Continuing operations 持續經營業務：			
Revenue 收益	**1,037.8**	1,231.7	(16)
Staff costs 員工成本	**(355.4)**	(382.8)	(7)
Production costs 生產成本	**(164.9)**	(172.0)	(4)
Rental and utilities 租金及設施	**(41.2)**	(40.4)	2
Advertising and promotions 廣告及宣傳	**(38.0)**	(29.7)	28
Other operating expenses 其他經營開支	**(156.9)**	(154.6)	1
Operating costs before depreciation and amortisation 未計折舊及攤銷之經營成本	**(756.4)**	(779.5)	(3)
Depreciation and amortisation 折舊及攤銷	**(53.8)**	(57.3)	(6)
Operating profit from principal activities 主要業務之經營盈利	**227.6**	394.9	(42)
Other income 其他收入	**5.7**	4.7	21
Gain on disposal of available-for-sale financial assets 出售可供出售之金融資產收益	**-**	1.4	(100)
Fair value (loss)/gain on investment properties 投資物業公平值（虧損）／收益	**(81.2)**	266.3	*
Operating profit 經營盈利	**152.1**	667.3	(77)
Net interest income 淨利息收入	**2.2**	6.7	(67)
Share of profits of associates 應佔聯營公司盈利	**1.2**	3.4	(65)
Deferred tax on fair value changes of investment properties 投資物業公平值變動之遞延稅項	**13.4**	(45.0)	*
Taxation 稅項	**(35.0)**	(73.7)	(53)
Profit from continuing operations 持續經營業務盈利	**133.9**	558.7	(76)
Discontinued operations 已終止經營業務：			
Net gain from discontinued operations 已終止經營業務盈利	**51.4**	2.1	*
Profit for the year 全年盈利	**185.3**	560.8	(67)
Minority interests 少數股東權益	**(12.5)**	(12.7)	(2)
Profit attributable to shareholders 股東應佔盈利	**172.8**	548.1	(68)
Earnings per share (HK cents) 每股盈利（港仙）	**11.1**	35.1	(68)

* *Represents an increase/a decrease in excess of 100%*

* *表示增加／減少超過100%*

Profit attributable to shareholders dropped $375.3 million or 68% to $172.8 million. 2008 results included a revaluation loss on investment properties net of deferred tax of $67.8 million compared with a gain of $221.3 million in 2007. Contribution from newspaper publishing also decreased due to significant drop in notices advertising following the change in listing rules in 2007 and the volatile stock market, and recruitment advertising as many companies hold back their recruitment plans in the second half year amid the global financial crisis. During the year, the Group has suspended its book publishing business and disposed of its music publishing and video and film post-production businesses. The Group recognised a gain on disposal of $52.4 million. The lower profit of the year together with the change in profits tax rate from 17.5% to 16.5% reduced the tax expenses (excluding deferred tax on fair value changes of investment properties) by $38.7 million.

股東應佔盈利下跌375.3百萬港元或68%至172.8百萬港元，二零零八年業績包括投資物業重估虧損67.8百萬港元（經扣除遞延稅項），相對二零零七年則錄得重估收益221.3百萬港元。由於二零零七年上市規則變動及股票市場波動所影響，通告廣告大幅減少，以及由於全球金融危機，眾多公司於下半年暫緩招聘計劃而影響招聘廣告，導致來自報章收入之貢獻減少。年內，本集團已暫停書籍出版業務，並出售其音樂出版和錄像及影片後期製作業務。出售業務為本集團確認了52.4百萬港元之收益。年內盈利降低，連同利得稅率變動（由17.5%減至16.5%），使稅項開支（不包括投資物業公平值變動之遞延稅項）減少38.7百萬港元。

Revenue

The consolidated revenue for the years ended 31 December 2008 and 2007 by business segment and for the Group were as follows:

收益

截至二零零八年及二零零七年十二月三十一日止年度，按業務分部及集團整體之綜合收益如下：

(HK$ millions) *(百萬港元)*	2008 二零零八年	2007 二零零七年	% Change 變動百分比
Continuing operations 持續經營業務			
Newspaper publishing 報章出版	**851.3**	1,056.4	(19)
Magazine publishing 雜誌出版	**154.5**	139.0	11
Book publishing 書籍出版	**4.5**	16.7	(73)
Investment properties 投資物業	**27.5**	19.6	40
	1,037.8	1,231.7	(16)
Discontinued operations 已終止經營業務			
Video and film post-production 錄像及影片後期製作	**5.3**	16.5	(68)
Music publishing 音樂出版	**2.2**	3.3	(33)
	7.5	19.8	(62)
Total revenue 總收益	**1,045.3**	1,251.5	(16)

Operating Costs and Expenses

經營成本及開支

Operating costs and expenses for the years ended 31 December 2008 and 2007 were as follows:

截至二零零八年及二零零七年十二月三十一日止年度，經營成本及開支如下：

(HK$ millions) *(百萬港元)*	**2008** **二零零八年**	2007 二零零七年	% Change 變動百分比
Continuing operations 持續經營業務			
Staff costs 員工成本	**355.4**	382.8	(7)
Production costs 生產成本	**164.9**	172.0	(4)
Rental and utilities 租金及設施	**41.2**	40.4	2
Advertising and promotions 廣告及宣傳	**38.0**	29.7	28
Other operating expenses 其他經營開支	**156.9**	154.6	1
Depreciation and amortisation 折舊及攤銷	**53.8**	57.3	(6)
	810.2	836.8	(3)
Discontinued operations 已終止經營業務			
Video and film post-production 錄像及影片後期製作	**7.3**	16.0	(54)
Music publishing 音樂出版	**1.5**	1.0	50
	8.8	17.0	(48)
Total operating costs and expenses 經營成本及開支總額	**819.0**	853.8	(4)

Staff costs decreased 7% or $27.4 million mainly due to lower year-end bonus and higher income from the defined benefit retirement scheme. Production costs dropped 4% or $7.1 million, because of lower newsprint consumption and lower production costs resulting from the suspension of book publishing business. Average newsprint usage in 2008 dropped 13%. Although the average newsprint cost for the year rose 9% from US$616 to US$671 per metric ton, purchase price began to drop in the last quarter of 2008 due to drastic drop in demand. The latest market price of 45gsm is US$648 per metric ton which dropped 25% from the previous quarter. Advertising and promotion expenses increased 28% or $8.3 million mainly for the launch of a new magazine title in China during the year.

員工成本減少7%或27.4百萬港元，主要由於年終花紅撥備減少及界定利益退休計劃之較高收入。由於新聞紙消耗量下降及暫停書籍出版業務令生產成本減少，生產成本下跌4%或7.1百萬港元。二零零八年新聞紙平均用量下跌13%。儘管年內新聞紙之平均成本由每公噸616美元上升9%至每公噸671美元，採購價於二零零八年第四季開始下跌，此乃由於需求大幅下跌所致。每平方米45克之新聞紙最新市價為每公噸648美元，較上季下跌25%。廣告及宣傳開支增加28%或8.3百萬港元，主要由於年內在中國推出新雜誌刊物所致。

Operating profit from principal activities and EBITDA

主要業務之經營盈利及未計利息、稅項、折舊及攤銷之盈利

Operating profit and EBITDA for the years ended 31 December 2008 and 2007 by business segment and for the Group were as follows:

截至二零零八年及二零零七年十二月三十一日止年度，按業務分部及集團整體之經營盈利及未計利息、稅項、折舊及攤銷之盈利（「EBITDA」）如下：

(HK$ millions) (百萬港元)	Contribution to EBITDA 對EBITDA之貢獻 2008 二零零八年	2007 二零零七年	% Change 變動百分比	Contribution to operating profit from principal activities 對主要業務之經營盈利之貢獻 2008 二零零八年	2007 二零零七年	% Change 變動百分比
Continuing operations 持續經營業務						
Newspaper publishing 報章出版	**234.7**	413.3	(43)	**182.4**	357.3	(49)
Magazine publishing 雜誌出版	**24.6**	30.4	(19)	**23.1**	29.2	(21)
Book publishing 書籍出版	**(0.5)**	(6.2)	(92)	**(0.5)**	(6.3)	(92)
Investment properties 投資物業	**22.6**	14.7	54	**22.6**	14.7	54
	281.4	452.2	(38)	**227.6**	394.9	(42)
Discontinued operations 已終止經營業務						
Video and film post-production 錄像及影片後期製作	**(2.0)**	0.7	*	**(2.1)**	0.6	*
Music publishing 音樂出版	**0.8**	2.2	(64)	**0.8**	2.2	(64)
	(1.2)	2.9	*	**(1.3)**	2.8	*
Total 總計	**280.2**	455.1	(38)	**226.3**	397.7	(43)

* *Represents an increase/a decrease in excess of 100%*

* *表示增加／減少超過100%*

FINANCIAL REVIEW BY BUSINESS

業務分部之財務回顧

Publishing

出版

(HK$ millions) (百萬港元)	2008 二零零八年	2007 二零零七年	% Change 變動百分比
Revenue 收益			
Newspaper publishing 報章出版	**851.3**	1,056.4	(19)
Magazine publishing 雜誌出版	**154.5**	139.0	11
Book publishing 書籍出版	**4.5**	16.7	(73)
Total 總計	**1,010.3**	1,212.1	(17)
EBITDA 未計利息、稅項、折舊及攤銷之盈利	**258.8**	437.5	(41)
Operating profit from principal activities 主要業務之經營盈利	**205.0**	380.2	(46)
Net profit 淨盈利	**166.0**	315.0	(47)
EBITDA margin 未計利息、稅項、折舊及攤銷之邊際盈利率	**26%**	36%	
Operating margin from principal activities 主要業務之經營邊際盈利率	**20%**	31%	

Publishing revenues dropped 17% and accounted for 97% of total revenue of the Group. EBITDA and operating margin from principal activities went down due to the loss of high margin notices revenue.

出版收益下跌17%，佔本集團收益總額97%。主要業務之EBITDA及經營邊際盈利率均下降，此乃由於較高邊際利潤之通告收益減少。

Based on the un-audited circulation figures for the second half of 2008, the average circulation of *South China Morning Post* and *Sunday Morning Post* dropped 1% and 2% respectively when compared to same period last year. Subscription and airline copies increased but retail copies continued to drop in line with industry trend in 2008.

根據二零零八年下半年末經審核之發行量，與去年同期比較，*《南華早報》*及*《星期日南華早報》*之平均發行量分別下跌1%及2%。於二零零八年，訂閱量及航空公司發行量均增加，但零售發行量持續下跌，與本行業趨勢一致。

SCMP 南華早報


120,000
100,000
80,000
60,000
40,000
20,000
0
92,271
96,389
101,782
100,004
104,552
103,964
102,102
104,415
103,516
106,054
102,520
107,080
1H 上半年
2H 下半年
2003
2004
2005
2006
2007
2008

SMP 星期日南華早報


120,000
100,000
80,000
60,000
40,000
20,000
0
74,829
75,896
78,362
82,208
81,453
81,099
80,124
80,498
81,935
80,865
80,620
81,827
1H 上半年
2H 下半年
2003
2004
2005
2006
2007
2008

Audited except 2H 2008 figures 經審核，二零零八年下半年除外

Display advertising revenue dropped 4% as sales in the last quarter of the year were affected by the global financial crisis. The decline in newspaper ad sales was partly compensated by higher revenue from the special executions, customised publishing and the *Post Magazine*. Advertisers were more willing to promote their products through creative ad products rather than regular print.

由於年內第四季銷售受全球金融危機影響，商業廣告收益下跌4%。報章廣告銷售下滑部分由特定廣告執行、量身訂造的出版及*《Post Magazine》*之較高收益而抵銷。廣告客戶更樂意透過創意廣告產品，而非一般報章印刷，以推廣其產品。

Recruitment advertising revenue dropped across all products by $54.1 million. Recruitment activity started to slow down since June as a result of the worsening US economy, and further deteriorated due to the broke out of the global financial crisis in September. A lot more companies have frozen hiring activities, or are very cautious in managing hiring costs.

所有產品之招聘廣告收益下跌54.1百萬港元。由於美國經濟惡化，招聘活動於六月開始放緩，而全球金融危機於九月爆發，使情況進一步惡化。更多公司凍結招聘活動，或非常審慎控制招聘成本。

Notices revenue dropped $127.1 million, of which IPO related revenue dropped $72.4 million, while result and other notices dropped $54.7 million.

通告收益下跌127.1百萬港元，其中與首次公開招股有關之收益下跌72.4百萬港元，而業績公佈及其他通告收益則下跌54.7百萬港元。

Revenue from IPO dropped owing to the unfavorable market conditions, which resulted in companies either postponing or canceling their listing plans. Although we maintained our market share at 93%, IPO revenue dropped significantly when compared to last year owing to fewer IPOs and smaller revenue size for each IPO.

由於市況欠佳，導致不少公司延遲或取消其上市計劃，使首次公開招股收益下跌。儘管本集團維持市場佔有率於93%，首次公開招股收益較去年大幅下跌，此乃由於首次公開招股之數目及每宗收益均減少。

Revenue from result and other corporate announcements dropped as the first and second phase implementation of new listing rules took effect in June and December 2007 respectively. Hence 2008 result reflected the full year impact after the change of the rules.

由於在二零零七年六月及十二月分別實施第一及第二階段新上市規則，業績公佈及其他企業公告之收益下跌。因此，二零零八年業績反映上市規則變動後之全年影響。

Revenue from Magazine Division grew 11% to $154.5 million. Advertising sales from *Cosmopolitan* and *Harper's Bazaar* remained strong, despite the fierce competition on newsstands which has led to lower circulation revenue. Net profit from Magazine Division was lower, mainly because of the investment on *Instyle* magazine launched in China during the year.

雜誌業務之收益增長11%至154.5百萬港元。儘管報攤銷售競爭激烈而導致發行收益減少，《*Cosmopolitan*》及《*Harper's Bazaar*》之廣告銷售保持強勁。雜誌業務之淨盈利減少，主要由於年內在中國內地推出《*型時代*》雜誌之投資所致。

Investment Properties

投資物業

(HK$ millions) *(百萬港元)*	**2008** **二零零八年**	2007 二零零七年	% Change 變動百分比
Revenue 收益	**27.5**	19.6	40
EBITDA 未計利息、稅項、折舊及攤銷之盈利	**22.6**	14.7	54
Operating profit from principal activities 主要業務之經營盈利	**22.6**	14.7	54
Net (loss)/profit 淨（虧損）／盈利	**(44.6)**	233.4	*

* *Represents a decrease in excess of 100%*

* *表示減少超過100%*

Net loss for the year included a revaluation loss on investment properties net of deferred tax of $67.8 million, whereas there was a revaluation gain of $221.3 million in 2007. Rental income increased 40% due to higher contributions from Bank of America Tower and the billboards in Leighton Road.

本年度之淨虧損包括就投資物業之重估虧損67.8百萬港元（經扣除遞延稅項），而二零零七年則為重估收益221.3百萬港元。由於美國銀行中心物業及禮頓道大型廣告牌較高之貢獻，租金收入增加40%。

Discontinued operations

終止經營業務

During the year, the Group has disposed of its Music Publishing and Video and Film Post-Production businesses and recorded gains on disposal of $47.3 million and $5.1 million respectively.

年內，本集團出售其音樂出版以及錄像及影片後期製作業務，並分別錄得出售收益47.3百萬港元及5.1百萬港元。

LIQUIDITY AND CAPITAL RESOURCES

流動資金及資本來源

The Group's main source of liquidity is recurring cash flows from the publishing business which is supplemented from time to time by committed banking facilities. The Group's financial position as at 31 December 2008 and 2007 were as follows:

本集團流動資金之主要來源為出版業務之經常性現金流量，並不時以已承諾之銀行融資補充。於二零零八年及二零零七年十二月三十一日，本集團之財務狀況如下：

(HK$ millions) *(百萬港元)*	**2008** **二零零八年**	2007 二零零七年	% Change 變動百分比
Cash and bank balances 現金及銀行結餘	**272.0**	257.7	6
Bank overdraft 銀行透支	**-**	19.2	(100)
Shareholders' funds 股東資金	**1,910.3**	2,171.6	(12)
Ratios 比率：			
Gearing 資產負債比率	**-**	-	
Current ratio 流動比率	**2.5**	2.4	

During the year, the Group has fully repaid the bank overdraft. The Group's cash and bank balances are held predominantly in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations.

年內，本集團已悉數償還銀行透支。本集團持有之現金及銀行結餘主要以港元為主，本集團並無重大外匯折算波動風險。

As at 31 December 2008, the Group had no gearing (after deducting bank balances and deposits). The ratio of current assets to current liabilities was 2.5 times.

於二零零八年十二月三十一日，經扣除銀行結餘及存款後，本集團之資產負債比率為零，流動資產與流動負債之比率為2.5倍。

The Group expects its cash and bank balances, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, finance planned capital expenditures and pay dividends.

本集團預期現金及銀行結餘、經營產生之現金及外部資源所得之資金，足以應付營運資金需要、計劃之資本開支及派付股息。

Operating Activities

經營活動

The newspaper publishing business was the major source of the Group's cash flow from operating activities. Net cash generated from operating activities for the year was $252.2 million compared with $373.2 million for the same period last year. The lower cash inflow was caused by the drop in notices and recruitment advertising revenues.

本集團之經營活動流動資金主要來源自報章出版業務。年內經營活動提供之現金淨額為252.2百萬港元，而去年同期則為373.2百萬港元。現金流入降低乃由於通告及招聘廣告收益下跌所致。

Investment Activities

投資活動

Net cash inflow from investing activities for the year was $41.1 million compared with an outflow of $20.6 million in 2007. The major cash inflows for the current year include net proceeds from the disposal of subsidiaries of $51.4 million. Capital expenditure for the year was $17.8 million, mainly on office refurbishment, computer equipment and system enhancement.

年內投資活動之現金流入淨額為41.1百萬港元，比對二零零七年之現金流出淨額為20.6百萬港元。本年度主要現金流入包括出售附屬公司所得淨額51.4百萬港元。年內資本開支為17.8百萬港元，主要為辦公室翻新、電腦設備及系統提升。

Financing Activities

融資活動

Net cash used in financing activities for the year was $259.8 million, comprising dividend payments of $249.8 million to shareholders of the Company, $9.0 million to a minority shareholder and interest payment on bank overdraft of $1.0 million.

年內融資活動所用現金淨額為259.8百萬港元，包括向本公司股東派付股息249.8百萬港元、向少數股東派付股息9.0百萬港元，以及支付銀行透支利息1.0百萬港元。

OUTLOOK

There will be tough challenges ahead of us this year due to the poor global economic outlook. Compared with the previous year, the recruitment advertising market has already shrunk by more than 60% in the first two months of 2009. In the area of display advertising, we foresee a more significant drop (about 30%) amongst sectors like luxury brands, banking and investment, and hospitality.

In 2009, we will focus on driving for greater efficiency, and to reduce costs significantly in the areas of staffing, production, newsprint, and marketing spend to maintain a decent level of profitability and cash flow in this tough economic environment. In addition to cost saving initiatives, the Group will also aggressively pursue new revenue opportunities through the introduction of new products and exploration of new market segments (including as Healthcare, Education, etc.). With the volatility in the current economy, we will adopt a more disciplined approach towards business investment. Special attention will be put on risks and liquidity management to ensure minimal impact on the Company's assets especially the cash position of the Company.

Risks always present opportunities as well. We will be focused on identifying opportunities to make positive changes in 2009 to better prepare the Group for long-term growth and future success. These changes will include enhancing efficiency and effectiveness in our operations, repositioning our business, markets and products for growth, and to drive for a culture of excellence, with more customer focus and accountability to meet our future business and customers' needs.

展望

由於全球經濟前景黯淡，本集團今年將面臨嚴峻挑戰。與去年比較，二零零九年首兩個月之招聘廣告市場已萎縮超過60%。本集團預期來自高消費品、銀行及投資以及酒店等行業之商業廣告將進一步錄得約30%之跌幅。

二零零九年，本集團將專注提升效益，並在員工、生產、新聞紙及市場推廣等開支方面大幅降低成本，從而在此嚴峻之經濟環境下，維持良好之盈利水平及現金流量。除節省成本措施外，本集團亦將引入新的廣告產品，從其他市場（包括如保健、教育等）開拓新廣告客源，積極尋求新收入來源。在現時經濟波動之情況下，本集團業務投資將更為審慎。本集團將特別關注風險及流動現金管理，確保將本公司資產尤其是本公司之現金狀況之影響減到最低。

風險同時帶來機遇。本集團將致力尋求商機，從而在二零零九年作出積極轉變，令本集團更能取得長遠增長及未來成功。這些轉變包括提升營運效益及效率，為業務、市場及產品重新定位以利增長，建立精益求精之文化，更加注重以客戶為本及責任制，從而配合本集團未來業務發展及客戶之需求。

Directors' Report 董事會報告

The Directors are pleased to submit their report together with the audited financial statements of SCMP Group Limited (the "Company") and its subsidiaries (collectively the "Group") for the year ended 31 December 2008.

董事會茲提呈本報告以及SCMP集團有限公司（「本公司」）及其附屬公司（統稱「本集團」）截至二零零八年十二月三十一日止年度之經審核財務報表。

PRINCIPAL ACTIVITIES AND SEGMENT INFORMATION

主要業務及分部資料

The Company is an investment holding company. The principal activities of the Group during the year comprised the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications. The Group was also involved in property investment. The Group disposed of its video and film post-production and music publishing businesses during the year.

本公司為投資控股公司。本集團於本年度之主要業務包括出版、印刷及分銷*《南華早報》*、*《星期日南華早報》*及其他印刷及電子刊物。本集團亦從事物業投資。本集團已於年內出售其錄像及影片後期製作以及音樂出版業務。

An analysis of the Group's performance for the year by business segment is set out in note 4 to the financial statements.

本集團各項業務於本年度之業績分析列於財務報表附註第4項。

MAJOR SUPPLIERS AND CUSTOMERS

主要供應商及客戶

During the year, whilst the Group purchased more than 30% of its goods from its five largest suppliers, sales to the five largest customers accounted for less than 30% of the total sales for the year.

本年度內，本集團首五大供應商所佔年內總採購額多於30%，而首五大客戶則佔年內總銷售額少於30%。

The percentages of purchases and sales for the year attributable to the Group's major suppliers and customers are as follows:

本集團主要供應商及客戶分別佔年內採購額及銷售額之百分比如下：

Purchase	
- the largest supplier	20.65%
- five largest suppliers combined	64.67%
Sales	
- the largest customer	4.11%
- five largest customers combined	16.75%

採購額	
一最大供應商	20.65%
一首五大供應商合併採購額	64.67%
銷售額	
一最大客戶	4.11%
一首五大客戶合併銷售額	16.75%

Silchester International Investors International Value Equity Trust, a shareholder who owned more than 5% of the Company's share capital as at 31 December 2008, informed the Company that as at 31 December 2008, it had an interest in a related company of one of the abovementioned five suppliers.

Silchester International Investors International Value Equity Trust（於二零零八年十二月三十一日擁有本公司股本逾5%之股東）通知本公司，彼於二零零八年十二月三十一日持有上述首五大供應商之一的關連公司之權益。

Save from the above and as far as the Directors are aware, neither the Directors, their associates, nor shareholders who own more than 5% of the Company's share capital as at 31 December 2008 had any interest in the five largest suppliers and customers.

除上文所述者外及就董事所知，所有董事、其聯繫人士或於二零零八年十二月三十一日擁有本公司股本逾5%之股東，概無擁有名列首五大供應商及客戶之任何權益。

FINANCIAL RESULTS

業績

The profit of the Group for the year and the state of affairs of the Company and the Group as at 31 December 2008 are set out in the financial statements on pages 64 to 68.

本集團於本年度之盈利以及本公司和本集團於二零零八年十二月三十一日之財務狀況詳列於第64至68頁之財務報表。

DIVIDEND

During the year, an interim dividend of HK6 cents (2007: HK8 cents) per share was paid. The Directors recommend the payment of a final dividend of HK2 cents (2007: HK10 cents) per share in respect of the year ended 31 December 2008 to the shareholders whose names appear on the register of members of the Company on Friday, 22 May 2009.

股息

本年度曾派發中期股息每股6港仙（二零零七年：8港仙）。董事會建議派發截至二零零八年十二月三十一日止年度末期股息每股2港仙（二零零七年：10港仙）予於二零零九年五月二十二日（星期五）名列本公司股東名冊上之股東。

FIVE YEAR FINANCIAL SUMMARY

The summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 141.

五年財務概要

本集團過往五個財務年度之業績及資產與負債概要刊載於第141頁。

PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES

Movements in the property, plant and equipment and details of investment properties of the Group are disclosed in note 5 and note 6 to the financial statements, respectively.

物業、機器及設備以及投資物業

本集團的物業、機器及設備之變動以及投資物業之詳情，分別列於財務報表附註第5及6項。

SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at 31 December 2008 are set out in note 33 to the financial statements.

附屬公司

本公司於二零零八年十二月三十一日之主要附屬公司之詳情，見財務報表附註第33項。

ASSOCIATES

Particulars of the Group's principal associates as at 31 December 2008 are set out in note 33 to the financial statements.

聯營公司

本集團於二零零八年十二月三十一日之主要聯營公司之詳情，見財務報表附註第33項。

BANK OVERDRAFT

Particulars of bank overdraft of the Group as at the balance sheet date are set out in note 19 to the financial statements.

銀行透支

本集團於結算日之銀行透支詳情，見財務報表附註第19項。

SHARE CAPITAL

Details of the authorised and issued share capital of the Company are set out in note 14 to the financial statements.

股本

本公司法定及已發行股本之詳情，見財務報表附註第14項。

DISTRIBUTABLE RESERVES

Details of the reserves of the Company available for distribution to shareholders as at 31 December 2008 are set out in note 15 to the financial statements.

可供分派儲備

本公司於二零零八年十二月三十一日可供分派予股東之儲備之詳情，見財務報表附註第15項。

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws in Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

股份優先購買權

本公司之公司細則或百慕達之法例均無規定本公司須按比例優先向現有股東發行新股份。

RESERVES

Movements in the reserves of the Company are disclosed in note 15 to the financial statements. Movements in the reserves of the Group are disclosed in the consolidated statement of changes in equity on page 66.

CHARITABLE DONATIONS

During the year, the Group made charitable donations totaling HK$996,162.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Non-executive Directors
Dr. David J. Pang (Chairman)
Mr. Roberto V. Ongpin (Deputy Chairman)
Tan Sri Dr. Khoo Kay Peng
Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli
Mr. Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po
Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong (Managing Director and Chief Executive Officer)

With effect from 1 January 2009, Mr. Kuok Khoon Ean stepped down as Executive Chairman and was re-designated as Non-executive Director of the Company; Dr. David J. Pang was appointed the Non-executive Chairman of the Company; and Ms. Kuok Hui Kwong was appointed Managing Director and Chief Executive Officer of the Company. The Board would like to record a note of special thanks and appreciation to Mr. Kuok Khoon Ean for all his effort and contributions during his tenure as the Chairman of the Company.

In accordance with Bye-Law 99 of the Company's Bye-Laws, Messrs. Khoo Kay Peng, Kuok Hui Kwong and David Li Kwok Po shall retire by rotation and are eligible for re-election at the forthcoming Annual General Meeting of the Company.

儲備

本公司之儲備變動，見財務報表附註第15項。本集團之儲備變動載列於第66頁之綜合權益變動表。

慈善捐款

本集團於本年度合共作出996,162港元之慈善捐獻。

董事

於本年度及截至本報告日期之本公司董事如下：

非執行董事
彭定中博士（主席）
Roberto V. Ongpin先生（副主席）
邱繼炳博士
郭孔演先生

獨立非執行董事
夏佳理先生
利定昌先生
李國寶爵士
黃啟民先生

執行董事
郭惠光女士（董事總經理及行政總裁）

由二零零九年一月一日起，郭孔演先生辭任執行主席，並轉任為非執行董事；彭定中博士獲委任為本公司之非執行主席；而郭惠光女士獲委任為本公司之董事總經理及行政總裁。董事會謹此對郭孔演先生於擔任本公司主席期間所作出的努力及貢獻表示衷心感謝。

根據本公司之公司細則第99條之規定，邱繼炳博士、郭惠光女士及李國寶爵士將輪值告退，並可於本公司即將舉行之股東週年大會上膺選連任。

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2008, the Directors of the Company had the following interests or short positions in shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as notified to the Company and the Hong Kong Stock Exchange (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") or as otherwise notified to the Company:

董事於股份、相關股份及債權證之權益

於二零零八年十二月三十一日，根據證券及期貨條例第352條須備存之登記冊所示，或根據上市公司董事進行證券交易標準守則（「標準守則」）須知會本公司及香港聯合交易所有限公司（「聯交所」），或另行知會本公司，本公司董事於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證中擁有之權益或淡倉如下：

(i) Company
本公司

Name of Director 董事姓名	Capacity/ Nature of interests 身份／權益性質	Number of ordinary shares held 持有普通股股份數目	Approximate % of issued share capital 約佔已發行股本百分比
Mr. Kuok Khoon Ean 郭孔演先生	Corporate 公司	340,000[1]	0.02%[5]
Dr. The Hon. Sir David Li Kwok Po 李國寶爵士	Personal 個人	4,778,000	0.31%[5]

(ii) Associated Corporations
相聯法團

Name of Associated Corporation 相聯法團名稱	Name of Director 董事姓名	Capacity/Nature of interests 身份／權益性質	Number of ordinary shares held 持有普通股股份數目	Number of underlying ordinary shares held under equity derivatives 根據股本衍生工具所持有之相關普通股股份數目	Total 總計	Approximate % of issued share capital 約佔已發行股本百分比
Kerry Group Limited	Mr. Kuok Khoon Ean 郭孔演先生	Corporate 公司	51,973,807[1]	-	51,973,807	3.40%[6]
	Ms. Kuok Hui Kwong 郭惠光女士	Family/Other 家屬／其他	23,899,988[2]	-	23,899,988	1.56%[6]
Kerry Properties Limited 嘉里建設有限公司	Mr. Kuok Khoon Ean 郭孔演先生	Corporate 公司	1,283,082[1]	-	1,283,082	0.09%[7]
	Ms. Kuok Hui Kwong 郭惠光女士	Family/Other 家屬／其他	1,252,048[3]	300,000[4]	1,552,048	0.11%[7]

Notes:

1. This represents deemed corporate interests held by Mr. Kuok Khoon Ean through Allerlon Limited, which is wholly owned by Mr. Kuok and his spouse.

2. This includes 1,000,000 shares held by the spouse of Ms. Kuok Hui Kwong and 22,899,988 shares held by Ms. Kuok through a discretionary trust of which she is a contingent beneficiary.

附註：

1. 此代表郭孔演先生透過Allerlon Limited而被視作持有之公司權益，Allerlon Limited由郭先生及其配偶全資擁有。

2. 此包括郭惠光女士之配偶持有之1,000,000股股份及郭女士透過其為或然受益人之全權信託持有之22,899,988股股份。

3. This represents interests held by Ms. Kuok Hui Kwong through a discretionary trust of which she is a contingent beneficiary.

4. This represents interests in share options held by the spouse of Ms. Kuok Hui Kwong to subscribe for the relevant underlying ordinary shares of Kerry Properties Limited, details of which are set out in the section headed "Directors' rights to acquire shares or debentures" below.

5. Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 31 December 2008.

6. Approximate percentage calculated based on the 1,527,684,428 ordinary shares of Kerry Group Limited in issue as at 31 December 2008.

7. Approximate percentage calculated based on the 1,427,189,759 ordinary shares of Kerry Properties Limited in issue as at 31 December 2008.

All the interests stated above represent long positions in the shares of the Company or its associated corporations.

Apart from the aforesaid, as at 31 December 2008, none of the Directors of the Company had any interest or short position in any shares, underlying shares and debentures of the Company or any associated corporations (within the meaning of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

3. 此代表郭惠光女士透過其為或然受益人之全權信託持有之權益。

4. 此代表郭惠光女士之配偶持有可認購嘉里建設有限公司相關普通股股份之購股權權益，詳情載於下文「董事購買股份或債權證之權利」一節。

5. 約佔百分比乃根據本公司於二零零八年十二月三十一日之1,560,945,596股已發行普通股計算。

6. 約佔百分比乃根據Kerry Group Limited於二零零八年十二月三十一日之1,527,684,428股已發行普通股計算。

7. 約佔百分比乃根據嘉里建設有限公司於二零零八年十二月三十一日之1,427,189,759股已發行普通股計算。

上述所有權益均為本公司或其相聯法團股份中之好倉。

除上文所述者外，於二零零八年十二月三十一日，根據證券及期貨條例第352條須備存之登記冊所示，或根據標準守則另行知會本公司及聯交所，本公司董事概無於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份及債權證中擁有權益或淡倉。

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

(i) Company

None of the Directors (including their spouses and children under 18 years of age) had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company during the year ended 31 December 2008.

(ii) Associated Corporation

The spouse of Ms. Kuok Hui Kwong was granted share options ("KPL Options") to subscribe for shares in Kerry Properties Limited, an associated corporation of the Company (within the meaning of the SFO), during the year ended 31 December 2008. Details are set out as follows:

董事購買股份或債權證之權利

(i) 本公司

於截至二零零八年十二月三十一日止年度，概無董事（包括其配偶及十八歲以下之子女）獲本公司授予或行使任何權利認購本公司之股份或債權證。

(ii) 相聯法團

於截至二零零八年十二月三十一日止年度，郭惠光女士之配偶獲授購股權（「嘉里建設購股權」）以認購本公司之相聯法團（定義見證券及期貨條例）嘉里建設有限公司之股份。詳情如下：

Date of grant 授出日期	Number of KPL Options held as at 01/01/2008 於二零零八年一月一日所持嘉里建設購股權數目	Number of KPL Options granted during the year 於年內授出之嘉里建設購股權數目	Number of KPL Options held as at 31/12/2008 於二零零八年十二月三十一日所持嘉里建設購股權數目	Exercise price/share HK$ 每股行使價港元	Exercise period 行使期
02/04/2008	-	300,000	300,000	47.70	Tranche I 階段一 (75,000) - 02/04/2009-01/04/2018 Tranche II 階段二 (75,000) - 02/04/2010-01/04/2018 Tranche III 階段三 (150,000) - 02/04/2011-01/04/2018

Save as stated above, at no time during the year ended 31 December 2008 was the Company, its subsidiaries, its fellow subsidiaries or its holding companies a party to any arrangement to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

除上述者外，於截至二零零八年十二月三十一日止年度，本公司、其附屬公司、其同系附屬公司或其控股公司均無參與任何安排，致使董事透過購買本公司或任何其他法團之股份或債權證而獲得利益。

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

於股本之主要權益

As at 31 December 2008, the following persons (other than the Directors of the Company) had interests or short positions in the shares and underlying shares of the Company representing 5% or more of the voting power at any general meeting of the Company as recorded in the register required to be kept under Section 336 of the SFO:

於二零零八年十二月三十一日，根據證券及期貨條例第336條須備存之登記冊所示，下列人士（並非本公司董事）於本公司之股份及相關股份中擁有相等於本公司任何股東大會上投票權5%或以上之權益或淡倉：

Name 名稱	Capacity/ Nature of interests 身份／權益性質	Number of ordinary shares held 持有普通股股份數目	Approximate % of issued share capital[7] 約佔已發行股本百分比[7]
Kerry Group Limited	Interest of controlled corporations 受控制法團權益	1,155,061,308	74.00%
Kerry Holdings Limited	Interest of controlled corporations 受控制法團權益	1,155,061,308[1]	74.00%
Kerry 1989 (C.I.) Limited	Interest of controlled corporations 受控制法團權益	1,078,717,308[2]	69.11%
Kerry Media Limited	Beneficial owner 實益擁有人	1,078,717,308[3]	69.11%
Silchester International Investors Limited[4]	Investment manager 投資經理	219,485,000	14.06%
Silchester International Investors International Value Equity Trust	Beneficial owner 實益擁有人	114,331,634[5,6]	7.32%

Notes:

1. The interests in the 1,155,061,308 shares held by Kerry Holdings Limited are duplicated in the interests reported above for Kerry Group Limited.
2. The interests in the 1,078,717,308 shares held by Kerry 1989 (C.I.) Limited are duplicated in the respective interests reported above for Kerry Group Limited and Kerry Holdings Limited.
3. The interests in the 1,078,717,308 shares held by Kerry Media Limited are duplicated in the respective interests reported above for Kerry Group Limited, Kerry Holdings Limited and Kerry 1989 (C.I.) Limited.
4. Investment manager acting on behalf of clients and not connected with the Company.

附註：

1. Kerry Holdings Limited所持有之1,155,061,308股股份權益，與上文所述Kerry Group Limited之權益重複。
2. Kerry 1989 (C.I.) Limited所持有之1,078,717,308股股份權益，與上文所述Kerry Group Limited及Kerry Holdings Limited各自之權益重複。
3. Kerry Media Limited所持有之1,078,717,308股股份權益，與上文所述Kerry Group Limited、Kerry Holdings Limited及Kerry 1989 (C.I.) Limited各自之權益重複。
4. 代表客戶行事之投資經理，與本公司並無關連。

5. The Company has been notified informally that as at 31 December 2008, Silchester International Investors International Value Equity Trust was interested in 111,375,634 shares (representing approximately 7.14% of the Company's issued share capital) and this decrease in shareholding was not required to be disclosed under Part XV of the SFO.

6. The interests held by Silchester International Investors International Value Equity Trust are duplicated in the interests reported above for Silchester International Investors Limited.

7. Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 31 December 2008.

All the interests stated above represent long positions in the shares of the Company.

Save as stated above, as at 31 December 2008, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

5. 本公司獲非正式通知，於二零零八年十二月三十一日，Silchester International Investors International Value Equity Trust於111,375,634股股份中擁有權益（佔本公司已發行股本約7.14%），而減持該等股權毋須根據證券及期貨條例第XV部作出披露。

6. Silchester International Investors International Value Equity Trust所持有之股份權益，與上文所述Silchester International Investors Limited之權益重複。

7. 約佔百分比乃根據本公司於二零零八年十二月三十一日之1,560,945,596股已發行普通股計算。

上述所有權益均為本公司股份中之好倉。

除上文所述者外，於二零零八年十二月三十一日，本公司並未獲知會任何人士於本公司之股份及相關股份中擁有任何權益及淡倉，而已經載入根據證券及期貨條例第336條須備存之登記冊。

SHARE OPTION SCHEME

It is a part of the Group's policy to reward employees for their past contributions to the Group and motivate them to optimize their future contributions and enable the Group to attract and retain individuals with experience and ability.

During the year, the Company had a share option scheme (the "Scheme") which was approved at the annual general meeting of the Company held on 25 May 2006 (the "Adoption Date"). Under the Scheme, the Board of Directors of the Company (the "Board") may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries (the "Executive").

The subscription price of the options pursuant to the Scheme shall not be less than whichever is the highest of: (i) the nominal value of a share of the Company; (ii) the closing price of a share of the Company as stated in the daily quotation sheet of the Stock Exchange on the date of the Board's approval of grant of the option (the "Offer Date"); and (iii) the average of the closing prices of a share of the Company in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the Offer Date. An offer of the grant of an option shall remain open for acceptance by the Executive concerned at no consideration for a period of 28 days from the date on which an option is offered to the Executive.

購股權計劃

此乃本集團薪酬政策之一部份，以獎勵僱員過往對本集團作出之貢獻，並激勵彼等於日後竭盡全力為本集團作出貢獻，以及有助本集團招攬及挽留具經驗及能力之員工。

於本年度內，本公司設有一項購股權計劃（「計劃」），其於二零零六年五月二十五日（「採納日期」）舉行之本公司股東週年大會上獲批准通過。根據計劃，本公司董事會（「董事會」）可授予本公司或其任何附屬公司之任何全職僱員或執行董事（「行政人員」）購股權以認購本公司股份。

根據計劃，購股權之認購價不得低於下列最高者：(i)本公司每股股份之面值；(ii)本公司每股股份於董事會批准授出購股權當日（「授出日期」）在聯交所每日報價表所報之收市價；及(iii)本公司每股股份於緊接授出日期前五個營業日在聯交所每日報價表所報之平均收市價。行政人員可於接獲購股權要約之日起計二十八天內，無償接納該購股權。

Under the Scheme, no option may be exercised earlier than one year after it has been granted or later than ten years after the Adoption Date, i.e. 25 May 2016. The remaining life of the Scheme is up to 25 May 2016. The maximum number of shares of the Company which may be issued upon exercise of all options to be granted under the Scheme (when aggregated with shares to be issued upon exercise of options granted under any other share option scheme of the Company) may not exceed 10% of the shares of the Company in issue as at 25 May 2006. As at the date of this report, the total number of shares available for issue under the Scheme was 156,094,559, representing approximately 10% of the issued share capital of the Company as at the date of this report.

在計劃下，購股權不可於授出後一年內或採納日期十年屆滿（即二零一六年五月二十五日）後行使。計劃之尚餘有效期至二零一六年五月二十五日止。因行使根據計劃所授出之全部購股權而可予發行之本公司股份數目上限（當與根據本公司任何其他購股權計劃授出之購股權獲行使而可予發行之股份合計），為不超過本公司於二零零六年五月二十五日已發行股份之10%。於本報告日期，根據計劃可供發行之股份總數為156,094,559股，佔本公司於本報告日期已發行股本約10%。

The maximum number of shares of the Company issued and to be issued upon exercise of the options granted to any one Executive (including exercised and outstanding options) under the Scheme in any 12-month period shall not exceed 1% of the shares of the Company in issue from time to time.

於任何十二個月期間內任何一位行政人員因行使根據計劃獲授予之購股權（包括已行使及未行使之購股權）而發行及將予發行之本公司股份數目上限，為不超過本公司當時已發行股份之1%。

None of the substantial shareholders of the Company has been granted any share option under the Scheme. None of the suppliers of goods or services to the Group has been granted any share option under the Scheme. No participant of the Scheme has been granted share options in excess of the maximum entitlement of each participant.

本公司之主要股東概無獲授予計劃下之任何購股權。向本集團提供貨品或服務之供應商亦概無獲授予計劃下之任何購股權。計劃之參與者均無獲授予超出其應得上限之購股權。

During the year, no share option was granted, exercised, cancelled or lapsed under the Scheme. No share option was outstanding under the Scheme as at 31 December 2008.

於本年度內，並無購股權根據計劃授出、行使、註銷或失效。於二零零八年十二月三十一日，計劃下並無購股權尚未行使。

DIRECTORS' INTEREST IN COMPETING BUSINESS

董事於競爭性業務之權益

None of the Directors of the Company has any interest in a business which competes or is likely to compete with the business of the Group during the year.

本公司董事於本年度概無於任何足以或可能與本集團業務構成競爭之業務中擁有任何權益。

DIRECTORS' INTERESTS IN CONTRACTS

董事於合約之權益

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

本公司或其任何附屬公司概無訂立有關本集團業務而本公司董事直接或間接於其中享有重大利益，於本年度終結時或在本年度內任何時間仍生效之重要合約。

DIRECTORS' SERVICE CONTRACTS

董事服務合約

No Director proposed to be re-elected at the forthcoming Annual General Meeting has an unexpired service contract with the Group, which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

本集團並無與擬於即將舉行之股東週年大會上膺選連任之董事訂立本集團不可於一年內不須作出賠償（法定賠償除外）而可予以終止之未到期服務合約。

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

管理合約

於本年度內，本公司並無簽訂或存在有關管理及經營本公司全部或任何主要部份業務之合約。

CONNECTED TRANSACTIONS

During the year, the Company and its subsidiaries had certain related party transactions as disclosed in note 34 to the financial statements which also constituted connected transactions under Chapter 14A of the Listing Rules.

Certain subsidiaries of the Company had the following connected transactions and continuing connected transactions with subsidiaries of Kerry Group Limited, a substantial shareholder of the Company as defined in the Listing Rules. Details of the transactions are set out below:

A Transactions in respect of the financial year ended 31 December 2008

(1) Connected Transactions

(a) An agreement dated 27 December 2007 made between South China Morning Post Publishers Limited ("SCMPP"), a wholly-owned subsidiary of the Company, and Kerry Properties Limited ("Kerry Properties") which is a subsidiary of Kerry Group Limited, whereby SCMPP was engaged to publish two issues of "The Dress Circle" magazine for Kerry Properties.

Under the above agreement A(1)(a), the service fee was determined based on the editorial cost, project management cost, printing and other production costs involved in providing the services. A maximum total service fee of HK$1,500,000 (average HK$750,000 for each issue) was payable by Kerry Properties to SCMPP.

The above agreement A(1)(a) has been fully performed with two issues of the magazine published in June 2008 and December 2008, respectively. Total aggregate sum received or receivable pursuant to the agreement amounted to HK$1,280,000.

關連交易

於本年度內，本公司及其附屬公司有若干關連人士交易（披露於財務報表附註第34項），根據上市規則第14A章，該等交易亦構成關連交易。

本公司之若干附屬公司與本公司主要股東（定義見上市規則）Kerry Group Limited之附屬公司有下列關連交易及持續關連交易，詳情如下：

甲 截至二零零八年十二月三十一日止財務年度之交易

(1) 關連交易

(a) 本公司之全資附屬公司南華早報出版有限公司（「南華早報出版」）與Kerry Group Limited之附屬公司嘉里建設有限公司（「嘉里建設」）於二零零七年十二月二十七日訂立一項協議，據此，南華早報出版受聘為嘉里建設出版兩期「臻善譜」雜誌。

根據上述甲(1)(a)項協議，服務費用乃根據提供該等服務涉及之編輯費、項目管理費、印刷及其他製作費用而釐訂。嘉里建設應付予南華早報出版之最高服務費總額為1,500,000港元（每期平均為750,000港元）。

兩期雜誌已分別於二零零八年六月及二零零八年十二月出版，上述甲(1)(a)項協議已完全履行。根據該協議，已收或應收款項總額為1,280,000港元。

(b) An agreement dated 3 March 2008 made between SCMPP and Kerry Real Estate Agency Limited ("KREAL"), a subsidiary of Kerry Properties, whereby SCMPP was engaged to publish a premium booklet for KREAL.

Under the above agreement A(1)(b), the service fee was determined based on the editorial cost and production cost involved in providing the services. An estimated total amount of service fee of HK$870,500 would be payable by KREAL to SCMPP.

The premium booklet was not published during the year. KREAL had paid to SCMPP preliminary service fee amounted to HK$421,481 during the year.

(b) 南華早報出版與嘉里建設之附屬公司嘉里物業代理有限公司（「嘉里物業代理」）於二零零八年三月三日訂立一項協議，據此，南華早報出版為嘉里物業代理出版一本特刊。

根據上述甲(1)(b)項協議，服務費用乃根據提供該服務涉及之編輯費及製作費用而釐訂。嘉里物業代理應付予南華早報出版之估計服務費總額為870,500港元。

該特刊年內尚未出版。於本年度，嘉里物業代理已向南華早報出版支付初期服務費421,481港元。

(2) Continuing Connected Transactions

(a) An agreement dated 27 December 2007 made between SCMPP and Kerry Holdings Limited ("Kerry Holdings"), a subsidiary of Kerry Group Limited, whereby SCMPP agreed to provide classified advertising and corporate notices services to Kerry Holdings and Kerry Group Limited and its subsidiaries and associates (as defined in the Listing Rules) ("Kerry Group") for the period from 1 January 2008 to 31 December 2008.

(b) An agreement dated 27 December 2007 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide display advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2008 to 31 December 2008.

(c) An agreement dated 27 December 2007 made between SCMPP and the advertising agent of Shangri-La International Hotel Management Limited, an indirect wholly-owned subsidiary of Shangri-La Asia Limited ("SA") and SA is an associate (as defined in the Listing Rules) of Kerry Group Limited, whereby SCMPP agreed to provide advertising services to Shangri-La hotels and resorts for the period from 1 January 2008 to 31 December 2008.

The service fees payable pursuant to the above agreements A(2)(a) to A(2)(c) were payable in cash or by cheque by the end of the month following the month in which SCMPP issued invoices.

The aggregate amount of service fees received or receivable pursuant to the above agreements A(2)(a) to A(2)(c) for the financial year ended 31 December 2008 amounted to HK$2,217,610.

(2) 持續關連交易

(a) 南華早報出版與Kerry Holdings Limited（「Kerry Holdings」，為Kerry Group Limited之附屬公司）於二零零七年十二月二十七日訂立一項協議，據此，南華早報出版同意於二零零八年一月一日至二零零八年十二月三十一日期間，向Kerry Holdings及Kerry Group Limited及其附屬公司以及聯繫人（定義見上市規則）（「Kerry Group」）提供分類廣告及公司通告服務。

(b) 南華早報出版與Kerry Holdings於二零零七年十二月二十七日訂立一項協議，據此，南華早報出版同意向Kerry Holdings及Kerry Group之其他公司提供商業廣告服務，由二零零八年一月一日至二零零八年十二月三十一日止。

(c) 南華早報出版與香格里拉國際飯店管理有限公司（香格里拉（亞洲）有限公司（「香格里拉（亞洲）」）之間接全資附屬公司，而香格里拉（亞洲）乃Kerry Group Limited之聯繫人（定義見上市規則））之廣告代理於二零零七年十二月二十七日訂立一項協議，據此，南華早報出版同意向香格里拉酒店及度假酒店提供廣告服務，有效期由二零零八年一月一日至二零零八年十二月三十一日止。

根據上述甲(2)(a)至甲(2)(c)項協議應付之服務費用須於南華早報出版發出發票後之下一個月結束前以現金或支票支付。

於截至二零零八年十二月三十一日止財務年度根據上述甲(2)(a)至甲(2)(c)項協議所收取或應收取之服務費用總額為2,217,610港元。

In accordance with Rule 14A.37, Chapter 14A of the Listing Rules, the Directors (including Independent Non-executive Directors) of the Company have reviewed the above continuing connected transactions (the "Transactions") and confirm that the Transactions were entered into:

(a) in the ordinary and usual course of business of the Group;

(b) on normal commercial terms; and

(c) in accordance with the relevant agreements on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Auditor of the Company has also reviewed the Transactions and confirmed to the Directors in writing that:

(a) the Transactions have been approved by the Board of Directors of the Company;

(b) the Transactions are in accordance with the pricing policy of the Group;

(c) the Transactions have been entered into in accordance with the relevant agreements governing the Transactions; and

(d) the aggregate amount received under the above agreements A(2)(a) to A(2)(c) for the financial year ended 31 December 2008 does not exceed the annual cap of HK$7 million as stated in the Company's announcement dated 27 December 2007.

根據上市規則第14A章第14A.37條，本公司董事（包括獨立非執行董事）已審閱上述持續關連交易（「該等交易」），並確認該等交易乃：

(a) 屬本集團一般及日常業務範圍中訂立；

(b) 按一般商業條款訂立；及

(c) 根據有關協議之條款進行，該等條款屬公平合理，並符合本公司股東之整體利益。

本公司之核數師亦已審閱該等交易及向董事書面確認：

(a) 該等交易已獲本公司董事會批准；

(b) 該等交易符合本集團之訂價政策；

(c) 該等交易乃根據規管該等交易之相關協議而訂立；及

(d) 截至二零零八年十二月三十一日止財務年度，根據上述甲(2)(a)至甲(2)(c)項協議所收取之總金額並無超逾本公司於二零零七年十二月二十七日刊發之公佈所述之年度上限7百萬港元。

B Transactions in respect of the financial year ending 31 December 2009

(1) Connected Transaction

An agreement dated 17 February 2009 made between SCMPP and Kerry Properties, whereby SCMPP will publish three issues of "The Dress Circle" magazine for Kerry Properties.

Under the above agreement, the service fee was determined based on the editorial cost, project management cost, printing and other production costs involved in providing the services. A maximum total service fee of HK$2,300,000 (approximate average HK$766,700 for each issue) will be payable by Kerry Properties to SCMPP.

乙 截至二零零九年十二月三十一日止財務年度之交易

(1) 關連交易

南華早報出版與嘉里建設於二零零九年二月十七日訂立一項協議，據此，南華早報出版將為嘉里建設出版三期「臻善譜」雜誌。

根據上述協議，服務費用乃根據提供該等服務涉及之編輯費、項目管理費、印刷及其他製作費用而釐訂。嘉里建設應付予南華早報出版之最高服務費總額為2,300,000港元（每期平均約766,700港元）。

(2) Continuing Connected Transaction

An agreement dated 19 December 2008 made between SCMPP and Kerry Holdings whereby SCMPP agreed to provide advertising services to Kerry Holdings and other companies in the Kerry Group for the period from 1 January 2009 to 31 December 2009.

The service fees payable pursuant to the above agreement are payable in cash or by cheque by the end of the month following the month in which SCMPP issued invoices.

The Company expects that the maximum aggregate amount of service fees receivable under this agreement for the financial year ending 31 December 2009 will be HK$6 million as stated in the Company's announcement dated 19 December 2008.

(2) 持續關連交易

南華早報出版與Kerry Holdings於二零零八年十二月十九日訂立一項協議，據此，南華早報出版同意於二零零九年一月一日至二零零九年十二月三十一日期間，向Kerry Holdings及Kerry Group之其他公司提供廣告服務。

根據上述協議應付之服務費用須於南華早報出版發出發票後之下一個月結束前以現金或支票支付。

誠如本公司於二零零八年十二月十九日刊發之公佈所述，本公司預期於截至二零零九年十二月三十一日止財務年度根據該協議將收取之服務費用總額上限為6百萬港元。

All the above connected transactions and continuing connected transactions have been disclosed in accordance with Rules 14A.32 and 14A.35, Chapter 14A of the Listing Rules, respectively.

上述所有關連交易及持續關連交易分別根據上市規則第14A章第14A.32條及第14A.35條予以披露。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

購買、出售或贖回本公司股份

本公司及其任何附屬公司於本年度內均無購買、出售或贖回本公司股份。

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the code for securities transactions by Directors of the Company. All Directors of the Company have confirmed their compliance with the required standard set out in the Model Code during the year.

董事進行證券交易之守則

本公司董事會已採納上市規則附錄十所載之《上市發行人董事進行證券交易的標準守則》(「標準守則」)，作為本公司董事進行證券交易之守則。本公司全體董事均確認彼等於年內一直遵守標準守則所載之規定標準。

CORPORATE GOVERNANCE

The Company is committed to maintaining a high standard of corporate governance. Details of the Company's corporate governance practices are set out in the "Corporate Governance" section of this Annual Report on pages 28 to 40.

企業管治

本公司致力維持高水平之企業管治。有關本公司之企業管治常規之詳細資料載於本年報第28至40頁之「企業管治」一節。

PUBLIC FLOAT

Immediately upon the close of the mandatory conditional offer made by Kerry Media Limited (the "Offeror") on 25 February 2008, the public float of the Company had fallen below 25%. At the request of the Company, trading in the shares of the Company was suspended as from 27 February 2008.

公眾持股量

緊隨Kerry Media Limited(「收購人」)之強制性有條件全面收購建議於二零零八年二月二十五日截止後，本公司之公眾持股量降至低於25%。應本公司之要求，本公司股份由二零零八年二月二十七日起暫停買賣。

On 27 February 2009, the Offeror entered into sale and purchase agreements with J.P. Morgan Securities Ltd ("JPMorgan Securities"), Deutsche Bank AG ("DB") and The Bank of East Asia, Limited ("BEA"), respectively, pursuant to which the Offeror agreed to sell and each of JPMorgan Securities, DB and BEA agreed to purchase 75,000,000 shares of the Company (the "Sale"), details of which are set out in the Offeror's announcement dated 27 February 2009. Immediately following completion of the Sale on 27 February 2009, the public float of the Company was restored to 25.12062%. Trading in the shares of the Company was resumed as from 2:30 p.m. on 2 March 2009. Details of the public float arrangements have been disclosed in the Company's announcements dated 6 March 2008, 15 April 2008, 9 July 2008, 24 July 2008, 10 September 2008, 10 December 2008, 2 March 2009 and 3 March 2009.

於二零零九年二月二十七日，收購人與J.P. Morgan Securities Ltd（「JPMorgan Securities」）、Deutsche Bank AG（「DB」）及東亞銀行有限公司（「東亞銀行」）分別訂立買賣協議，據此，收購人同意出售，而JPMorgan Securities、DB及東亞銀行分別同意各自收購本公司75,000,000股股份（「銷售」），詳情載於收購人日期為二零零九年二月二十七日之公佈內。緊隨於二零零九年二月二十七日銷售完成後，本公司之公眾持股量恢復至25.12062%。本公司股份於二零零九年三月二日下午二時三十分起恢復買賣。公眾持股量的安排之詳情於本公司日期為二零零八年三月六日、二零零八年四月十五日、二零零八年七月九日、二零零八年七月二十四日、二零零八年九月十日、二零零八年十二月十日、二零零九年三月二日及二零零九年三月三日之公佈中披露。

AUDITOR

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

核數師

本年度財務報表已由羅兵咸永道會計師事務所審核，而該事務所將任滿告退，並願意受聘連任。

On behalf of the Board
David J. Pang
Chairman

Hong Kong, 30 March 2009

代表董事會
主席
彭定中

香港，二零零九年三月三十日

Independent Auditor's Report 獨立核數師報告

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone: (852) 2289 8888
Facsimile: (852) 2810 9888

TO THE SHAREHOLDERS OF SCMP GROUP LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of SCMP Group Limited (the "Company") and its subsidiaries (together the "Group") set out on pages 64 to 140, which comprise the consolidated and company balance sheets as at 31 December 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

致SCMP集團有限公司股東
(於百慕達註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第64至140頁SCMP集團有限公司(「貴公司」)及其附屬公司(以下合稱「貴集團」)的綜合財務報表,此綜合財務報表包括於二零零八年十二月三十一日的綜合及公司資產負債表與截至該日止年度的綜合收益表、綜合權益變動表和綜合現金流量表,以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制,以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見,並按照百慕達一九八一年《公司法》第90條僅向整體股東報告,除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範,並規劃及執行審核,以合理確定此等綜合財務報表是否不存在任何重大錯誤陳述。

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the consolidated financial statements.

審核涉及執行程序以獲取有關綜合財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製並真實而公平地列報綜合財務報表相關的內部控制，以設計適當審核程序，但並非為對公司內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作的會計估計的合理性，以及評價綜合財務報表的整體列報方式。

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

我們相信，我們所獲得的審核憑證是充足和恰當地為我們的審核意見提供基礎。

OPINION

意見

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2008 and of the profit and cash flows of the Group for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映 貴公司及 貴集團於二零零八年十二月三十一日的事務狀況及 貴集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 30 March 2009

羅兵咸永道會計師事務所
執業會計師

香港，二零零九年三月三十日

Audited Financial Statements 經審核財務報表

CONSOLIDATED BALANCE SHEET 綜合資產負債表

As at 31 December 2008 於二零零八年十二月三十一日

	Notes 附註	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
ASSETS 資產			
Non-current assets 非流動資產			
Property, plant and equipment 物業、機器及設備	5	**502,580**	534,154
Investment properties 投資物業	6	**986,100**	1,040,100
Lease premium for land 土地租金	7	**13,969**	31,588
Intangible assets 無形資產	8	**24,729**	29,542
Interests in associates 聯營公司之權益	10	**53,334**	55,888
Available-for-sale financial assets 可供出售之金融資產	11	**105,074**	292,722
Defined benefit plan's assets 界定利益計劃之資產	28(a)	**60,104**	47,808
		1,745,890	2,031,802
Current assets 流動資產			
Inventories 存貨	12	**38,904**	23,076
Accounts receivable 應收款項	13	**187,428**	231,304
Prepayments, deposits and other receivables 預付費用、按金及其他應收賬款		**23,411**	16,330
Cash and bank balances 現金及銀行結餘	31(d)	**272,015**	257,685
		521,758	528,395
Total assets 總資產		**2,267,648**	2,560,197
EQUITY 權益			
Capital and reserves 資本及儲備			
Share capital 股本	14	**156,095**	156,095
Reserves 儲備		**1,722,944**	1,859,438
Proposed dividend 擬派股息		**31,219**	156,095
	15(a)	**1,754,163**	2,015,533
Shareholders' funds 股東資金		**1,910,258**	2,171,628
Minority interests 少數股東權益		**20,114**	16,567
Total equity 總權益		**1,930,372**	2,188,195
LIABILITIES 負債			
Non-current liabilities 非流動負債			
Deferred income tax liabilities 遞延所得稅負債	17	**125,861**	151,408
		125,861	151,408
Current liabilities 流動負債			
Accounts payable and accrued liabilities 應付款項及應計負債	18	**142,466**	153,402
Subscriptions in advance 預收訂閱費		**24,550**	25,795
Current income tax liabilities 現期所得稅負債		**44,399**	22,225
Bank overdraft, secured 有抵押銀行透支	19	**-**	19,172
		211,415	220,594
Total liabilities 總負債		**337,276**	372,002
Total equity and liabilities 總權益及負債		**2,267,648**	2,560,197
Net current assets 流動資產淨值		**310,343**	307,801
Total assets less current liabilities 總資產減流動負債		**2,056,233**	2,339,603

Dr. David J. Pang
彭定中博士
Chairman
主席

Ms. Kuok Hui Kwong
郭惠光女士
Director
董事

CONSOLIDATED INCOME STATEMENT 綜合收益表

Year ended 31 December 2008 截至二零零八年十二月三十一日止年度

	Notes 附註	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元 (Restated) (經重列) (Note 4) (附註4)
Continuing operations 持續經營業務			
Revenue 收益	4	1,037,774	1,231,734
Other income 其他收入		5,684	4,732
Staff costs 員工成本	20	(355,409)	(382,829)
Cost of production materials 生產原料成本		(164,919)	(171,998)
Rental and utilities 租金及設施		(41,177)	(40,438)
Depreciation and amortisation 折舊及攤銷		(53,807)	(57,313)
Advertising and promotion 廣告及宣傳		(38,036)	(29,670)
Other operating expenses 其他經營開支		(156,829)	(154,586)
Fair value (loss)/gain on investment properties 投資物業公平值(虧損)/收益		(81,150)	266,300
Gain on disposal of available-for-sale financial assets 出售可供出售之金融資產收益		-	1,370
Operating profit 經營盈利	21	152,131	667,302
Net interest income 淨利息收入	22	2,141	6,697
Share of profits of associates 應佔聯營公司盈利		1,187	3,380
Profit before income tax 除所得稅前盈利		155,459	677,379
Income tax expense 所得稅開支	23	(21,557)	(118,747)
Profit for the year from continuing operations 全年持續經營業務盈利		133,902	558,632
Discontinued operations 已終止經營業務	24		
Profit for the year from discontinued operations 全年已終止經營業務盈利		51,413	2,131
Profit for the year 全年盈利		185,315	560,763
Attributable to 應佔：			
Shareholders 股東	25	172,768	548,084
Minority interests 少數股東權益		12,547	12,679
		185,315	560,763
Dividends 股息	26	124,876	280,971
Earnings per share 每股盈利			
Basic and diluted 基本及攤薄	27		
- Continuing operations －持續經營業務		7.78 cents 港仙	35.12 cents 港仙
- Discontinued operations －已終止經營業務		3.29 cents 港仙	(0.01) cents 港仙
		11.07 cents 港仙	35.11 cents 港仙

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 綜合權益變動表

Year ended 31 December 2008 截至二零零八年十二月三十一日止年度

	Attributable to shareholders 股東應佔								
	Share capital and share premium 股本及股份溢價 HK$'000 港幣千元	Contributed surplus 繳入盈餘 HK$'000 港幣千元	Investment revaluation reserve 投資重估儲備 HK$'000 港幣千元	Asset revaluation reserve 資產重估儲備 HK$'000 港幣千元	Translation reserve 匯兌儲備 HK$'000 港幣千元	Retained profits 保留盈利 HK$'000 港幣千元	Total shareholders' funds 股東資金總額 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元	Total equity 總權益 HK$'000 港幣千元
Balance at 1 January 2007 於二零零七年一月一日結餘	197,066	865,672	159,802	3,624	(29,105)	685,696	1,882,755	11,832	1,894,587
Available-for-sale financial assets 可供出售之金融資產									
- Fair value gain taken to equity －計入權益之公平值收益	-	-	67,139	-	-	-	67,139	-	67,139
- Transfer to profit or loss on disposal －於出售時轉入損益	-	-	(1,218)	-	-	-	(1,218)	-	(1,218)
Exchange differences on consolidation 綜合賬目時產生之匯兌差額	-	-	-	-	2,667	-	2,667	(144)	2,523
Net income recognised directly in equity 直接於權益中確認之淨收入	-	-	65,921	-	2,667	-	68,588	(144)	68,444
Profit for the year 本年度盈利	-	-	-	-	-	548,084	548,084	12,679	560,763
Total recognised income for the year 本年度已確認之收入總額	-	-	65,921	-	2,667	548,084	616,672	12,535	629,207
Dividends 股息	-	-	-	-	-	(327,799)	(327,799)	(7,800)	(335,599)
Balance at 31 December 2007 於二零零七年十二月三十一日結餘	197,066	865,672	225,723	3,624	(26,438)	905,981	2,171,628	16,567	2,188,195
Balance at 1 January 2008 於二零零八年一月一日結餘	**197,066**	**865,672**	**225,723**	**3,624**	**(26,438)**	**905,981**	**2,171,628**	**16,567**	**2,188,195**
Available-for-sale financial assets 可供出售之金融資產									
- Fair value loss taken to equity －計入權益之公平值虧損	-	-	**(188,422)**	-	-	-	**(188,422)**	-	**(188,422)**
Translation reserve released on disposal of a subsidiary 於出售附屬公司時解除之匯兌儲備	-	-	-	-	**(594)**	-	**(594)**	-	**(594)**
Exchange difference on consolidation 綜合賬目時產生之匯兌差額	-	-	-	-	**(2,455)**	-	**(2,455)**	-	**(2,455)**
Fair value gain arising from reclassification of leasehold land to investment properties 租賃土地重新分類為投資物業所產生之公平值收益	-	-	-	**8,436**	-	-	**8,436**	-	**8,436**
Deferred taxation directly charged to equity 直接於權益中扣除之遞延稅項	-	-	-	**(1,351)**	-	-	**(1,351)**	-	**(1,351)**
Net loss recognised directly in equity 直接於權益中確認之淨虧損	-	-	**(188,422)**	**7,085**	**(3,049)**	-	**(184,386)**	-	**(184,386)**
Profit for the year 本年度盈利	-	-	-	-	-	**172,768**	**172,768**	**12,547**	**185,315**
Total recognised (expense)/income for the year 本年度已確認之（開支）／收入總額	-	-	**(188,422)**	**7,085**	**(3,049)**	**172,768**	**(11,618)**	**12,547**	**929**
Dividends 股息	-	-	-	-	-	**(249,752)**	**(249,752)**	**(9,000)**	**(258,752)**
Balance at 31 December 2008 於二零零八年十二月三十一日結餘	**197,066**	**865,672**	**37,301**	**10,709**	**(29,487)**	**828,997**	**1,910,258**	**20,114**	**1,930,372**

CONSOLIDATED CASH FLOW STATEMENT 綜合現金流量表

Year ended 31 December 2008 截至二零零八年十二月三十一日止年度

	Notes 附註	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Cash flows from operating activities 營運活動之現金流量			
Cash generated from operations 營運產生之現金	31(a)	**278,478**	511,831
Hong Kong profits tax paid 已付香港利得稅		**(26,121)**	(138,269)
Overseas tax paid 已付海外稅項		**(160)**	(353)
Net cash generated from operating activities 營運活動產生之淨現金		**252,197**	373,209
Cash flows from investing activities 投資活動之現金流量			
Purchase of property, plant and equipment and intangible assets 購入物業、機器及設備及無形資產		**(17,785)**	(18,617)
Purchase of available-for-sale financial assets 購入可供出售之金融資產		**-**	(17,763)
Interest received 已收利息		**3,279**	7,799
Dividends received from 已收股息：			
Listed investments 上市投資		**2,566**	2,368
Associates 聯營公司		**1,559**	3,957
Proceeds from sale of available-for-sale financial assets 出售可供出售之金融資產所得款		**-**	1,609
Proceeds from sale of property, plant and equipment 出售物業、機器及設備所得款		**71**	63
Proceeds from disposal of subsidiaries 出售附屬公司所得款	31(b)	**51,421**	-
Net cash generated from/(used in) investing activities 投資活動產生／(所用) 之淨現金		**41,111**	(20,584)
Cash flows from financing activities 融資活動之現金流量			
Repayment of long-term bank loans 償還長期銀行貸款	31(c)	**-**	(17,000)
Repayment of short-term bank loans 償還短期銀行貸款	31(c)	**-**	(1,990)
Dividends paid to a minority shareholder of a subsidiary 已付予一間附屬公司少數股東之股息	31(c)	**(9,000)**	(7,800)
Dividends paid 已付股息	26	**(249,752)**	(327,799)
Interest paid 已付利息		**(1,054)**	(1,894)
Net cash used in financing activities 融資活動所用之淨現金		**(259,806)**	(356,483)
Net increase/(decrease) in cash and cash equivalents 現金及現金等值之淨增加／(減少)		**33,502**	(3,858)
Cash and cash equivalents at 1 January 於一月一日之現金及現金等值		**238,513**	242,371
Cash and cash equivalents at 31 December 於十二月三十一日之現金及現金等值		**272,015**	238,513
Analysis of cash and cash equivalents 現金及現金等值分析			
Cash and bank balances 現金及銀行結餘	31(d)	**272,015**	257,685
Bank overdraft 銀行透支		**-**	(19,172)
		272,015	238,513

BALANCE SHEET 資產負債表

As at 31 December 2008 於二零零八年十二月三十一日

	Notes 附註	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
ASSETS 資產			
Non-current assets 非流動資產			
Interests in subsidiaries 附屬公司之權益	9	**1,384,747**	1,359,248
Current assets 流動資產			
Cash and bank balances 現金及銀行結餘	31(d)	**610**	609
Total assets 總資產		**1,385,357**	1,359,857
EQUITY 權益			
Capital and reserves 資本及儲備			
Share capital 股本	14	**156,095**	156,095
Reserves 儲備		**1,198,043**	1,047,667
Proposed dividend 擬派股息		**31,219**	156,095
	15(b)	**1,229,262**	1,203,762
Total equity 總權益		**1,385,357**	1,359,857

Dr. David J. Pang
彭定中博士
Chairman
主席

Ms. Kuok Hui Kwong
郭惠光女士
Director
董事

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

1. Corporate information

The Company is incorporated in Bermuda as an exempted company with limited liability. Its principal place of business is Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong.

The Company acted as an investment holding company during the year. The principal activities of the Group during the year comprised the publishing, printing, and distribution of the *South China Morning Post, Sunday Morning Post* and other print and digital publications, video and film post-production, properties investment and music publishing.

During the year, the Group has disposed of its entire interest in the video and film post-production and music publishing businesses.

1. 公司資料

本公司為一間於百慕達註冊成立之獲豁免有限責任公司。本公司之主要營業地點為香港新界大埔工業邨大發街22號南華早報中心。

本公司於本年度為投資控股公司。本集團於年內之主要業務包括出版、印刷及分銷*《南華早報》*、*《星期日南華早報》*及其他印刷及電子刊物、錄像及影片後期製作、物業投資及音樂出版。

年內，本集團已出售其在錄像及影片後期製作及音樂出版業務中之全部權益。

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention, as modified by the revaluation of investment properties, certain leasehold buildings and available-for-sale financial assets, as further explained below.

2. 重要會計政策摘要

編製本財務報表所應用之主要會計政策載列如下。除另有列明外，此等會計政策已貫徹應用於所有呈報年度。

(a) 編製基準

本財務報表乃根據香港會計師公會(「香港會計師公會」)頒佈之香港財務報告準則(「香港財務報告準則」)編製。本財務報表乃根據歷史成本常規法編製，惟投資物業、若干租賃樓宇及可供出售之金融資產乃按重估值列賬，下文有進一步闡述。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

(b) The adoption of new/revised HKFRS

HKICPA has issued a number of new standards, amendments to standards and interpretations that have become effective for the year ended 31 December 2008, including the following that are relevant to the Group's operations:

Amendments and interpretations effective in 2008

Amendments to HKAS 39 & HKFRS 7:	Reclassification of financial assets
HK(IFRIC)-Int 11:	HKFRS 2 – Group and treasury share transactions
HK(IFRIC)-Int 14:	HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction

The amendments to HKAS 39 and HKFRS 7 on reclassification of financial assets permit reclassification of certain financial assets out of the held-for-trading and available-for-sale categories if specified conditions are met and introduce disclosure requirements with respect to financial assets reclassified out of the held-for-trading and available-for-sale categories. The amendments are effective prospectively from 1 July 2008. The amendments do not have any impact on the Group's financial statements, as the Group has not reclassified any financial assets.

HK(IFRIC) – Int 11 provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent's shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. This interpretation does not have an impact on the Group's financial statements.

HK(IFRIC) – Int 14 provides guidance on assessing the limit in HKAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. This interpretation does not have any impact on the Group's financial statements.

(b) 採納新增／經修訂之香港財務報告準則

香港會計師公會已頒佈多項新準則、準則之修訂及詮釋並已於截至二零零八年十二月三十一日止年度生效，包括下列與本集團業務相關之修訂及詮釋：

於二零零八年生效之修訂及詮釋

香港會計準則第39號及香港財務報告準則第7號之修訂本：	金融資產重新分類
香港（國際財務報告準則詮釋委員會）－詮釋第11號：	香港財務報告準則第2號－集團及庫存股份交易
香港（國際財務報告準則詮釋委員會）－詮釋第14號：	香港會計準則第19號－界定利益資產限額、最低資金規定及其相互間之影響

香港會計準則第39號及香港財務報告準則第7號就金融資產重新分類之修訂本容許在符合特定條件下將已分類為持作交易及可供出售類別的金融資產重新分類，並引入有關自持作交易及可供出售類別中重新分類金融資產之披露規定。該等修訂乃自二零零八年七月一日起生效。由於本集團並未重新分類任何金融資產，故該等修訂對本集團之財務報表並無任何影響。

香港（國際財務報告準則詮釋委員會）－詮釋第11號提供了指引，說明涉及庫存股份或涉及集團實體（例如母公司股份之購股權）的以股份為基礎之交易應於母公司及集團公司之獨立賬目內以權益結算或以現金結算之股權支付交易入賬。該詮釋對本集團之財務報表並無影響。

香港（國際財務報告準則詮釋委員會）－詮釋第14號對香港會計準則第19號有關評估可確認為資產之盈餘金額限制提供指引。該詮釋亦解釋退休金資產或負債如何受法定或合約最低資金要求所影響。該詮釋對本集團之財務報表並無影響。

(c) Interpretation effective in 2008 but not relevant

The following interpretation to published standards is mandatory for accounting periods beginning on or after 1 January 2008 but is not relevant to the Group's operations:

HK(IFRIC) - Int 12: 'Service concession arrangements'

(d) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1 January 2009 or later periods, but the Group has not early adopted them:

(i) HKAS 1 (Revised), 'Presentation of financial statements' (effective from 1 January 2009).

The revised standard prohibits the presentation of items of income and expenses (that is, 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All non-owner changes in equity are required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the consolidated income statement and statement of comprehensive income). Where entities restate or reclassify comparative information, they are required to present a restated balance sheet as at the beginning of the comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The Group will apply HKAS 1 (Revised) from 1 January 2009.

(c) 於二零零八年生效但並不相關之詮釋

以下對已頒佈準則之詮釋對於二零零八年一月一日或之後開始之會計期間強制適用，但與本集團之業務並無關連：

香港（國際財務報告準則詮釋委員會）－詮釋第12號：「服務特許權安排」

(d) 尚未生效及本集團尚未提早採納之準則、修訂本及現行準則之詮釋

下列準則及現行準則修訂本已獲公佈，並且於本集團二零零九年一月一日或之後開始之會計期間或較後期間必須執行，但本集團並未提早採納：

(i) 香港會計準則第1號（經修訂）「財務報表之呈列」（自二零零九年一月一日起生效）。

該經修訂準則禁止於權益變動表內呈列收入及開支項目（即「非所有者權益變動」），規定「非所有者權益變動」須與所有者權益變動分開呈列。所有非所有者權益變動須於業績報表中呈列，但實體可選擇在一份業績報表（全面收益表）中，或在兩份報表（綜合收益表及全面收益表）中呈列。倘實體重列或重新分類比較資料，除按現時規定呈列當期及比較期間結束時之資產負債表外，還須呈列比較期間開始時之經重列資產負債表。本集團將自二零零九年一月一日起應用香港會計準則第1號（經修訂）。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

(ii) HKAS 23 (Revised), 'Borrowing costs' (effective from 1 January 2009).

The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Group will apply HKAS 23 (Revised) retrospectively from 1 January 2009 but is currently not applicable to the Group as there are no qualifying assets.

(ii) 香港會計準則第23號(經修訂)「借貸成本」(自二零零九年一月一日起生效)。

該修訂規定實體必須將直接因收購、興建或生產一項合資格資產(即需要頗長時間籌備以供使用或出售之資產)所產生之借貸成本資本化,作為該資產之部分成本。將該等借貸成本即時作費用支銷之選擇將被刪去。本集團將自二零零九年一月一日起應用香港會計準則第23號(經修訂),但因並無合資格資產而現時對本集團並不適用。

(iii) HKAS 27 (Revised), 'Consolidated and separate financial statements' (effective from 1 July 2009).

The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognised in profit or loss. The Group will apply HKAS 27 (Revised) prospectively to transactions with non-controlling interests from 1 January 2010.

(iii) 香港會計準則第27號(經修訂)「綜合及獨立財務報表」(自二零零九年七月一日起生效)。

該經修訂準則規定,倘控制權並無變動,則附有非控制性權益之所有交易之影響必須在權益中呈列,而此等交易將不再導致商譽或盈虧。該準則亦闡明失去控制權時之會計處理方式。於該實體之任何保留權益乃按公平值重新計量,並在損益賬中確認盈虧。本集團預期將自二零一零年一月一日起將香港會計準則第27號(經修訂)應用於非控制權益之交易。

(iv) HKAS 32 (Amendment), 'Financial instruments: Presentation', and HKAS 1 (Amendment), 'Presentation of financial statements' 'Puttable financial instruments and obligations arising on liquidation' (effective from 1 January 2009).

The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, provided the financial instruments have particular features and meet specific conditions. The Group will apply the HKAS 32 (Amendment) and HKAS 1 (Amendment) from 1 January 2009, but it is not expected to have any impact on the Group's financial statements.

(iv) 香港會計準則第32號(修訂本)「金融工具:呈列」及香港會計準則第1號(修訂本)「財務報表之呈列」「可沽售金融工具及清盤時產生之責任」(自二零零九年一月一日起生效)。

該經修訂準則規定,實體必須將可沽售金融工具及只有在清盤時賦予實體責任按比例向另一方交付應佔實體淨資產之工具或工具之組成部分分類為權益,惟此等金融工具須具備若干特徵及符合特定條件。本集團將自二零零九年一月一日起應用香港會計準則第32號(修訂本)及香港會計準則第1號(修訂本),但預期其對本集團之財務報表並無任何影響。

(v) HKFRS 1 (Amendment), 'First time adoption of HKFRS' and HKAS 27 'Consolidated and separate financial statements' (effective from 1 January 2009).

The amended standard allows first-time adopters to use a deemed cost of either fair value or the carrying amount under previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. The amendment also removes the definition of the cost method from HKAS 27 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor. The Company will apply HKAS 27 (Amendment) prospectively from 1 January 2009 in its separate financial statements.

(vi) HKFRS 2 (Amendment), 'Share-based payment' (effective from 1 January 2009).

The amended standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. As such these features would need to be included in the grant date fair value for transactions with employees and others providing similar services, that is, these features would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply HKFRS 2 (Amendment) from 1 January 2009, but it is not expected to have a material impact on the Group's financial statements.

(v) 香港財務報告準則第1號(修訂本)「首次採納香港財務報告準則」及香港會計準則第27號「綜合及獨立財務報表」(自二零零九年一月一日起生效)。

該經修訂準則准許首次採納者在獨立財務報表中以公平值或根據原有會計政策釐定之賬面值作為投資於附屬公司、共同控制實體及聯營公司之初始成本。該修訂亦將成本法之定義自香港會計準則第27號中刪除,並替代為將股息於投資者之獨立財務報表中呈列為收益之規定。本公司預期將自二零零九年一月一日起於其獨立財務報表中應用香港會計準則第27號(修訂本)。

(vi) 香港財務報告準則第2號(修訂本)「以股權支付」(自二零零九年一月一日起生效)。

該經修訂準則涉及歸屬條件及註銷。其闡明歸屬條件僅包括服務條件及表現條件。以股權支付之其他特性並非歸屬條件。因此,該等特性須納入與僱員及提供類似服務之其他人士之交易於授出日期之公平值,即該等特性於授出日期之後不會對預期歸屬之獎勵數目或有關之估值構成影響。所有註銷(不論由實體或由其他人士提出)均須接受相同之會計處理方式。本集團將自二零零九年一月一日起應用香港財務報告準則第2號(修訂本),但預期其對本集團之財務報表不會有重大影響。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

(vii) HKFRS 3 (Revised), 'Business combinations' (effective from 1 July 2009).

The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the consolidated income statement. There is a choice on an acquisition by acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Group will apply HKFRS 3 (Revised) prospectively to all business combinations from 1 January 2010.

(viii) HKFRS 8, 'Operating segments' (effective from 1 January 2009).

HKFRS 8 replaces HKAS 14, 'Segment reporting', and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'.

The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in a change in the reportable segments presented. In addition, the segments are reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker. These changes will not have any impact on the Group's profit or loss or equity. The Group will apply HKFRS 8 from 1 January 2009.

(vii) 香港財務報告準則第3號(經修訂)「業務合併」(自二零零九年七月一日起生效)。

該經修訂準則對業務合併繼續採用收購會計法,惟有多處重大變動。例如,購買一項業務支付之所有款項均須於收購日以公平值列賬,而或有付款應歸類為債務,並於隨後透過綜合收益表重新計量。收購方可就每一宗收購個別選擇按公平值或非控制性權益應佔收購對象淨資產之比例計量收購對象之非控制性權益。所有收購相關成本均須支銷。本集團將自二零一零年一月一日起將香港財務報告準則第3號(經修訂)應用於所有業務合併。

(viii) 香港財務報告準則第8號「營運分部」(自二零零九年一月一日起生效)。

香港財務報告準則第8號替代香港會計準則第14號「分部報告」,並將分部報告與美國財務會計準則第131號「有關企業分部及相關資料之披露」之規定統一起來。

該新準則規定以「管理方法」,將分部資料按內部報告所使用之相同基準呈列。其導致所呈列可報告分部出現變動。此外,分部報告之呈列方式將與提供予主要經營決策者之內部報告更為一致。該等變動不會對本集團之損益或權益有任何影響。本集團將自二零零九年一月一日起應用香港財務報告準則第8號。

(ix) HK(IFRIC) – Int 16, 'Hedges of a net investment in a foreign operation' (effective from 1 October 2008).

HK(IFRIC) – Int 16 clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the Group. The requirements of HKAS 21, 'The effects of changes in foreign exchange rates', do apply to the hedged item. The Group will apply HK(IFRIC) – Int 16 from 1 January 2009. It is not expected to have a material impact on the Group's financial statements.

(ix) 香港(國際財務報告準則詮釋委員會)－詮釋第16號「海外業務淨投資之對沖」(自二零零八年十月一日起生效)。

香港(國際財務報告準則詮釋委員會)－詮釋第16號闡明了淨投資對沖之會計處理方式。其表明淨投資對沖只適用於功能貨幣而非呈報貨幣之差異，此外，對沖工具可由集團之任何成員持有。香港會計準則第21號「匯率變動之影響」之規定適用於對沖項目。本集團將自二零零九年一月一日起應用香港(國際財務報告準則詮釋委員會)－詮釋第16號。但預期其對本集團之財務報表不會有重大影響。

(x) HKICPA's improvements to HKFRS published in October 2008

HKAS 1 (Amendment), 'Presentation of financial statements' (effective from 1 January 2009).

- The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with HKAS 39, 'Financial instruments: Recognition and measurement' are examples of current assets and liabilities respectively. The Group will apply the HKAS 1 (Amendment) from 1 January 2009. It is not expected to have an impact on the Group's financial statements.

HKAS 19 (Amendment), 'Employee benefits' (effective from 1 January 2009).

- The amendment clarifies that a plan amendment that results in a change in the extent to which benefit promises are affected by future salary increases is a curtailment, while an amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation.
- The definition of return on plan assets has been amended to state that plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation.

(x) 香港會計師公會於二零零八年十月公佈之香港財務報告準則之改進

香港會計準則第1號(修訂本)「財務報表之呈列」(自二零零九年一月一日起生效)。

- 該修訂本闡明若干而非所有根據香港會計準則第39號「金融工具：確認及計量」歸類為持作交易之金融資產及負債分別為流動資產及負債之例子。本集團將自二零零九年一月一日起應用香港會計準則第1號(修訂本)，但預期其對本集團之財務報表不會有影響。

香港會計準則第19號(修訂本)「僱員利益」(自二零零九年一月一日起生效)。

- 該修訂本闡明，一項導致改變福利承諾受未來薪酬增加影響程度之計劃修訂是一項縮減，而一項改變過往服務所佔福利之修訂將令過往服務成本出現負值(倘其引致界定利益責任之現值減低)。
- 計劃資產回報之定義已修訂，當中訂明計劃行政成本在計算計劃資產回報時扣除，惟僅限於不計算在界定利益責任之計量內之行政成本。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

- The distinction between short term and long term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered.
- HKAS 37, 'Provisions, contingent liabilities and contingent assets' requires contingent liabilities to be disclosed, not recognised. HKAS 19 has been amended to be consistent.
- The Group will apply the HKAS 19 (Amendment) from 1 January 2009.

HKAS 23 (Amendment), 'Borrowing costs' (effective from 1 January 2009).

- The definition of borrowing costs has been amended so that interest expense is calculated using the effective interest method defined in HKAS 39 'Financial instruments: Recognition and measurement'. This eliminates the inconsistency of terms between HKAS 39 and HKAS 23. The Group will apply the HKAS 23 (Amendment) prospectively to the capitalisation of borrowing costs on qualifying assets from 1 January 2009.

HKAS 28 (Amendment), 'Investments in associates' (and consequential amendments to HKAS 32, 'Financial Instruments: Presentation' and HKFRS 7, 'Financial instruments: Disclosures') (effective from 1 January 2009).

- An investment in associate is treated as a single asset for the purposes of impairment testing and any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. The Group will apply the HKAS 28 (Amendment) to impairment tests related to investment in associates and any related impairment losses from 1 January 2009.

- 短期與長期僱員福利之區別將會以該等福利是否在僱員提供服務12個月內或之後結算為基準。
- 香港會計準則第37號「撥備、或有負債及或有資產」規定須披露而非確認或有負債。香港會計準則第19號已修訂以貫徹一致。
- 本集團將自二零零九年一月一日起應用香港會計準則第19號(修訂本)。

香港會計準則第23號(修訂本)「借貸成本」(自二零零九年一月一日起生效)。

- 借貸成本之定義已修訂，故此利息開支採用香港會計準則第39號「金融工具：確認及計量」所界定之實際利息法計算。其消除了香港會計準則第39號與香港會計準則第23號條款之差異。本集團預期將自二零零九年一月一日起就合資格資產借貸成本之資本化應用香港會計準則第23號(修訂本)。

香港會計準則第28號(修訂本)「於聯營公司之投資」(及對香港會計準則第32號「金融工具：呈列」及香港財務報告準則第7號「金融工具：披露」所作之相應修訂)(自二零零九年一月一日起生效)。

- 就減值測試而言，於聯營公司之投資被視作單一資產，而任何減值虧損不會被分配至投資內所包括之特定資產，如商譽。減值撥回記錄為投資結餘之調整，惟以聯營公司可收回金額之增加為限。本集團將自二零零九年一月一日起就投資聯營公司所涉及之減值測試及任何相關減值虧損應用香港會計準則第28號(修訂本)。

HKAS 36 (Amendment), 'Impairment of assets' (effective from 1 January 2009).

- Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The Group will apply the HKAS 36 (Amendment) and provide the required disclosure where applicable for impairment tests from 1 January 2009.

香港會計準則第36號（修訂本）「資產減值」（自二零零九年一月一日起生效）。

- 倘公平值減銷售成本按貼現現金流量基準計算，則須作出與使用價值之計算相若之披露。本集團將自二零零九年一月一日起應用香港會計準則第36號（修訂本），並提供適用於減值測試之規定披露。

HKAS 38 (Amendment), 'Intangible assets' (effective from 1 January 2009).

- A prepayment may only be recognised in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. This means that an expense will be recognised for gift premium when the Group has access to the gift premium and not when the gift premium are distributed to newspaper and magazine subscribers, as is the Group's current accounting policy. The Group will apply the HKAS 38 (Amendment) from 1 January 2009. It is not expected to have a material impact on the Group's financial statements.

香港會計準則第38號（修訂本）「無形資產」（自二零零九年一月一日起生效）。

- 預付款項僅可在獲得貨品之使用權或收到服務前已作出付款之情況下予以確認。因此，本集團在取得商業贈品擁有權時（而非如本集團現時之會計政策於該商業贈品被分配至報章及雜誌訂戶時）須就該商業贈品確認開支。本集團將自二零零九年一月一日起應用香港會計準則第38號（修訂本），但預期其對本集團之財務報表不會有重大影響。

HKAS 39 (Amendment), 'Financial instruments: Recognition and measurement' (effective from 1 January 2009).

- This amendment clarifies that it is possible for there to be movements into and out of the fair value through profit or loss category where a derivative commences or ceases to qualify as a hedging instrument in cash flow or net investment hedge.
- The definition of financial asset or financial liability at fair value through profit or loss as it relates to items that are held for trading is also amended. This clarifies that a financial asset or liability that is part of a portfolio of financial instruments managed together with evidence of an actual recent pattern of short-term profit-taking is included in such a portfolio on initial recognition.

香港會計準則第39號（修訂本）「金融工具：確認及計量」（自二零零九年一月一日起生效）。

- 該修訂本闡明，倘衍生工具在現金流量或淨投資對沖中開始或終止符合資格作為對沖工具，則有可能歸入或不再歸入以公平值計入損益類別。
- 按公平值計入損益之金融資產或金融負債之定義，當中與持作交易項目有關部分已進行修訂。該修訂闡明當個別金融資產或負債屬於一個共同管理的金融工具投資組合的一部分，而有證據顯示該組合近期曾作有規律的短期套利行為，則此等金融資產或負債需於初始確認時計入該組合內。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

- The current guidance on designating and documenting hedges states that a hedging instrument needs to involve a party external to the reporting entity and cites a segment as an example of a reporting entity. This means that in order for hedge accounting to be applied at segment level, the requirements for hedge accounting are currently required to be met by the applicable segment. The amendment removes this requirement so that HKAS 39 is consistent with HKFRS 8, 'Operating segments' which requires disclosure for segments to be based on information reported to the chief operating decision maker.

- When remeasuring the carrying amount of a debt instrument on cessation of fair value hedge accounting, the amendment clarifies that a revised effective interest rate (calculated at the date fair value hedge accounting ceases) are used.

- The Group will apply the HKAS 39 (Amendment) from 1 January 2009. It is not expected to have an impact on the Group's consolidated income statement.

HKFRS 5 (Amendment), 'Non-current assets held for sale and discontinued operations' (and consequential amendment to HKFRS 1, 'First-time adoption') (effective for accounting period beginning on or after 1 July 2009).

- The amendment clarifies that all of a subsidiary's assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. A consequential amendment to HKFRS 1 states that these amendments are applied prospectively from the date of transition to HKFRSs. The Group will apply the HKFRS 5 (Amendment) prospectively to all partial disposals of subsidiaries from 1 January 2010.

- 有關指定及記錄對沖項目之現有指引闡明對沖工具須涉及呈報實體以外之人士，並引用分部作為呈報實體之例證。其意味着，為令對沖會計適用於分部層面，適用分部目前必須遵守對沖會計之規定。該修訂本刪除此項規定，從而令香港會計準則第39號與香港財務報告準則第8號「營運分部」(其規定須根據呈報予主要經營決策者之資料作出分部披露)一致。

- 當重新計量債務工具於公平值對沖會計終止時之賬面值時，該修訂本澄清需使用經修訂實際利率(按公平值對沖會計終止當日計算)。

- 本集團將自二零零九年一月一日起應用香港會計準則第39號(修訂本)，但預期其對本集團之綜合收益表不會有影響。

香港財務報告準則第5號(修訂本)「持作出售之非流動資產及已終止經營業務」(及對香港財務報告準則第1號「首次採納」所作之相應修訂)(於二零零九年七月一日或之後開始之會計期間生效)。

- 該修訂本澄清，倘部份出售計劃引致失去控制權，則附屬公司之所有資產及負債均被分類列作持作出售，並在符合已終止經營業務定義之情況下就該附屬公司作出相關披露。對香港財務報告準則第1號作出之相應修訂規定該等修訂預期將自香港財務報告準則過渡之日起應用。本集團預期將自二零一零年一月一日起以香港財務報告準則第5號(修訂本)應用於所有出售附屬公司之部份權益。

There are a number of minor amendments to HKFRS 7, 'Financial instruments: Disclosures', HKAS 8, 'Accounting policies, changes in accounting estimates and errors', HKAS 10, 'Events after the balance sheet date', HKAS 18, 'Revenue' and HKAS 34, 'Interim financial reporting' which are not addressed above. These amendments are unlikely to have an impact on the Group's financial statements and have therefore not been analysed in detail.

對香港財務報告準則第7號「金融工具：披露」、香港會計準則第8號「會計政策、會計估計變更及誤差」、香港會計準則第10號「結算日後事項」、香港會計準則第18號「收益」及香港會計準則第34號「中期財務報告」所作之若干細微修訂並未於上文中加以陳述。該等修訂不大可能對本集團之財務報表產生任何影響，因此並未進行詳細分析。

(e) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

(i) Subsidiaries

Subsidiaries are entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. This power is deemed to exist when the Group has a shareholding of more than one half of the voting rights in an entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognised as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities, the difference is recognised directly in the consolidated income statement.

(e) 綜合基準

綜合財務報表包括本公司及其附屬公司截至十二月三十一日止之財務報表。

(i) 附屬公司

附屬公司指本集團有權監控其財務及營運政策並藉其活動獲利之公司。當本集團於個別公司之持股量賦予本集團過半數之投票權時，該權力即被視為存在。

附屬公司之賬目自其控制權轉移至本集團之日起全面列入綜合賬目，並於本集團失去其控制權時停止綜合入賬。

本集團收購之附屬公司，依收購會計法處理。收購成本按於交易日所支付之資產、所發行之股本工具及所產生或承擔之負債之公平值，加因收購而產生之直接成本計算。業務合併時所收購之可識別資產及承擔之負債及或有負債，初步按收購日之公平值計算。當收購成本超出本集團從收購中取得之可識別資產、負債和或有負債之權益之淨公平值時，有關之差額列作商譽入賬。倘收購成本低於本集團應佔所收購對象之可識別資產、負債及或有負債之淨公平值，則其差額會直接於綜合收益表確認。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

集團公司間之交易、結餘及因集團公司間之交易而產生之未變現收益予以對銷。除非交易提供被轉讓資產已減值之證據，否則未變現之虧損亦會對銷。附屬公司應用之會計政策已於有需要時變更，以確保與本集團所採納之會計政策一致。

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit for the year between minority interests and the shareholders of the Company.

於結算日之少數股東權益，指並非由本公司直接或透過附屬公司間接擁有之股權所佔附屬公司之部份資產淨值，會在綜合資產負債表及綜合權益變動表之權益項目中，與本公司股東應佔權益分開呈報。而少數股東所佔本集團業績之權益則會在綜合收益表中列作本公司少數股東權益與本公司股東之間就本年度盈利總額之分配。

Interests in subsidiaries in the Company's balance sheet are stated at cost less accumulated impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

於本公司資產負債表內所列之附屬公司之權益，以成本值減累積減值虧損列賬。本公司按已收及應收股息為基準將附屬公司之業績入賬。

(ii) Associates

(ii) 聯營公司

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

聯營公司指本集團對其有重大影響但無控制權之所有企業，一般而言，指持有一間企業20%至50%帶投票權之股份。於聯營公司之投資乃以權益法入賬，並初步按成本確認。本集團於聯營公司之投資包括於收購時已識別之商譽（經扣除任何累積減值虧損）。

The Group's share of the post-acquisition profits or losses and post-acquisition movements in reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets of the associates under the equity method of accounting less accumulated impairment losses which are deemed necessary by the Directors.

本集團應佔聯營公司於收購後之損益及儲備變動已分別計入綜合收益表及綜合儲備內。於本集團綜合資產負債表中，應佔聯營公司之權益乃按權益法，以本集團應佔聯營公司之資產淨值，減去董事認為必要之累積減值虧損列賬。

(f) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segment operating in other economic environments.

The Group has determined that its primary reporting format is by business segments and its secondary reporting format is by geographical segments. No secondary reporting format is presented as substantially all of the Group's activities are based in Hong Kong and no other segments have accounted for more than 10 percent or more of the Group's total revenue from external customers, total assets or total capital expenditure during the year.

(f) 分部報告

業務分部指從事提供產品或服務之一組資產及業務，而該組資產及業務之風險及回報有別於其他業務分部。地區分部乃於某一特定經濟環境下從事提供產品或服務，而該分部之風險及回報有別於在其他經濟環境下經營之分部。

本集團已決定主要呈列方式按業務分部劃分，次要呈列方式則按地區分部劃分。由於本集團大體上所有業務均在香港，且並無其他分部佔本集團年內外部客戶總收入、總資產或總資本開支10%或以上，故並未列示次要呈列方式。

(g) Foreign currency transactions

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges. Translation differences on available-for-sale financial assets are included in the investment revaluation reserve.

(g) 外幣交易

(i) 功能及呈列貨幣

本集團各實體企業之財務報表內之有關項目，均以其經營所在地區之主要經濟環境通行之貨幣（「功能貨幣」）計算。綜合財務報表以本公司之功能及呈列貨幣（即港元）呈列。

(ii) 交易及結餘

外幣交易均按交易當日之兌換率折算為功能貨幣。於結算上述交易，及按年終兌換率換算以外幣為結算單位之貨幣性資產與負債產生之匯兌盈虧，均在收益表中確認，惟於權益中遞延作為合資格現金流量對沖者除外。可供出售之金融資產之匯兌差額計入投資重估儲備。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

(iii) Group companies

On consolidation, the balance sheet of subsidiaries and associates denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the income statement is translated at an average rate. The resulting translation differences are included in the translation reserve. When any of these subsidiaries or associates is sold, any translation differences previously recognised in respect of such subsidiary or associate are transferred to the consolidated income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(iii) 集團公司

在綜合賬目時，附屬公司及聯營公司以外幣計值之資產負債表，均以結算日之匯率換算，而收益表則按平均匯率折算，由此而產生之匯兑差額列入匯兑儲備內。當出售任何該等附屬公司或聯營公司時，先前就該附屬公司或聯營公司確認之任何匯兑差額，均轉入綜合收益表作為出售之損益的一部份。

因收購海外企業而產生之商譽及公平值調整，均作為該海外企業之資產及負債處理，並按年終匯率換算。

(h) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities.

Revenue is recognised when it is probable that the future economic benefits will flow to the Group and when these benefits can be measured reliably, on the following bases:

(i) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer provided that the Group retains neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(ii) newspaper advertisements and other services, based on the period in which such services are rendered;

(iii) rental income, in the period in which the properties are let out and on the straight-line basis over the lease terms.

(h) 收益確認

收益包括本集團日常業務過程中就銷售貨品及服務而已收或應收代價之公平值。

收益於未來經濟利益很可能會流向本集團而有關利益能可靠地計量時確認，基準如下：

(i) 商品銷售收入，在本集團已將與商品所有權相關之主要風險和報酬轉移給買方，而本集團既沒有保留通常與所有權相聯繫之持續管理權，亦沒有對售出之商品實施有效控制時確認；

(ii) 報章廣告及其他服務收入按提供服務之期間確認；

(iii) 租金收入於物業出租之期間及按租賃期以直線法計算。

(i) Property, plant and equipment

Property, plant and equipment, other than assets in progress, are stated at cost or valuation less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any costs directly attributable to bringing the asset to its working condition and location for its intended use. Cost may also include transfers from hedging reserve of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Fair value gains on property, plant and equipment are dealt with in the asset revaluation reserve. Fair value losses are charged to the income statement to the extent that they exceed fair value gains arising previously on the individual assets. A subsequent fair value increase is recognised as income to the extent that it reverses a fair value loss of the same asset previously charged to the income statement.

Depreciation is calculated using the straight-line method to allocate cost or revalued amounts of the property, plant and equipment to their residual values over estimated useful lives. Leasehold buildings are depreciated over a period of 25 to 50 years. Other fixed assets (other than leasehold improvements) are depreciated over 2 to 20 years. Leasehold improvements, which are included as part of other fixed assets, are depreciated over the lease term of 2 to 50 years or their estimated useful lives, whichever is shorter. No depreciation/amortisation is provided for assets in progress.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

(i) 物業、機器及設備

物業、機器及設備(在建資產除外)均以成本值或估值減累積折舊及累積減值虧損列賬。資產之成本包括其購入價，及任何為使該資產達到可使用狀況及運往作擬定用途之地點所直接耗用之成本。成本亦可包含轉撥自對沖儲備、因以外幣購買物業、機器及設備而產生之合資格現金流量對沖之盈利／虧損。

後續支出僅會在與項目有關之未來經濟利益很可能會流向本集團，而該項目的成本能可靠地計量之情況下，方會適當地計入資產之賬面值或確認為一項獨立資產。所有其他維修及保養費用均於發生之財務期間於收益表列作開支。

物業、機器及設備之公平值收益將列入資產重估儲備。倘公平值虧損超過先前該項資產所產生之公平值收益，該公平值虧損則於收益表內扣除。其後增加之公平值會被確認為收入，惟以抵銷先前已於收益表扣除之公平值虧損為限。

物業、機器及設備之折舊以直線法計算，其成本或重估金額於估計可使用年期內分攤至其餘值。租賃樓宇按二十五年至五十年之年期折舊。其他固定資產(租賃物業改善工程除外)按兩年至二十年之年期折舊。租賃物業改善工程(計入為其他固定資產之一部份)乃按兩年至五十年之租賃期或其估計可使用年期兩者中之較短者折舊。在建資產並無計提折舊／攤銷。

本集團在每個結算日均會檢討資產之餘值及可使用年期，並在適當時作出調整。

倘一項資產之賬面值高於其估計可收回金額，則該項資產之賬面值會即時調減至其可收回金額。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

(j) Investment properties

Investment properties are properties that are held to earn rentals or for capital appreciation or both. They comprise land held under operating leases and buildings held under finance leases. Land held under operating leases is classified and accounted for as investment property when the definition of investment property is met.

Investment properties are measured initially at costs, including related transaction costs. After initial recognition, investment properties are carried at fair values, with changes in fair values recognised in the income statement. The methods used to determine the fair values of the investment properties are set out in note 6 to the financial statements.

Subsequent expenditure on an investment property is included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment and its fair value at the date of reclassification becomes its cost for accounting purposes.

If an owner-occupied property becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this property at the date of transfer is recognised as a movement in the asset revaluation reserve. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the income statement.

(k) Leases

(i) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases, including lease premium for land held for own use, net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the lease periods.

(j) 投資物業

投資物業指持作賺取租金或資本增值或二者兼具之物業。投資物業包括根據經營租賃持有之土地及根據融資租賃持有之樓宇。根據經營租賃持有之土地倘符合投資物業之定義，將被歸類為及列作投資物業。

投資物業初步按成本（包括有關交易成本）計量。於初步確認後，投資物業乃按公平值列賬，而公平值之變動則於收益表中確認。用以釐定投資物業公平值之方法載於本財務報表附註6。

後續支出僅會在與項目有關之未來經濟利益很可能會流向本集團，而該項目的成本能可靠地計量之情況下，方會計入資產之賬面值。所有其他維修及保養費用均於收益表中列作開支。

倘一項投資物業成為自用物業，則須重新分類為物業、機器及設備，其於重新分類當日之公平值則作為成本記賬。

倘一項自用物業因改變用途而成為投資物業，該項物業之賬面值與於轉撥當日之公平值之差額確認為資產重估儲備之變動。然而，倘公平值收益可抵銷過往減值虧損，則該收益乃於收益表中確認。

(k) 租賃

(i) 經營租賃

如租賃中出租人保留了大體上所有與資產所有權相關之報酬及風險，該等租賃即列作經營租賃。經營租賃支付之款額（包括持作自用之土地租金），在扣除出租人提供之任何激勵措施後，於租賃期內以直線法在收益表內列作支出。

(ii) Finance leases

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Investment properties acquired under finance leases are carried at their fair value.

(ii) 融資租賃

如於資產租賃中本集團擁有大體上所有與資產所有權相關之報酬及風險，該等租賃即歸類為融資租賃。融資租賃乃按租賃開始時之租賃物業之公平值，或最低付款之現值之較低者，予以資本化。按融資租賃購入之投資物業以公平值列賬。

(l) Intangible assets

(l) 無形資產

(i) Goodwill

Goodwill arising on the acquisition of subsidiaries and associates represents the excess of cost of the acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is stated at cost less accumulated impairment losses.

Goodwill acquired in relation to subsidiaries is allocated to cash-generating units and is presented as an intangible asset in the consolidated balance sheet. Goodwill acquired in relation to associates is included in the carrying amounts of the associates.

Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(i) 商譽

收購附屬公司及聯營公司所產生之商譽，指收購成本超逾本集團所收購之可識別資產、負債及或有負債之淨公平值之數額。商譽按成本減累積減值虧損列賬。

收購附屬公司所產生之商譽分配至現金產生單位，並於綜合資產負債表內列作無形資產。購入聯營公司所產生之商譽計入有關聯營公司之賬面值。

商譽須至少每年進行一次減值測試，並按成本減累積減值虧損列賬。出售一間企業之損益包括與該售出企業有關之商譽之賬面值。

(ii) Publishing titles

Publishing titles with a finite useful life are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is calculated using the straight-line method to allocate the cost of the publishing titles over their estimated useful lives.

Publishing titles with an indefinite useful life are tested at least annually for impairment. They are stated at cost less accumulated impairment losses.

Publishing titles that have been fully amortised in prior years have not been restated. They are included in the financial statements at zero carrying amounts.

(ii) 出版產權

有確定使用年期之出版產權乃按成本減累積攤銷及累積減值虧損列賬。攤銷乃以直線法計算，將該等出版產權之成本於其估計可使用年期內分攤。

無固定使用年期之出版產權須至少每年進行一次減值測試，並按成本減累積減值虧損列賬。

於過往年度已經全數攤銷之出版產權未予重列，並按零賬面值記入財務報表。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

(iii) Software cost

Computer software licences are capitalised based on their purchase price and direct cost of preparing the assets for their intended use.

Costs associated with maintaining computer software programmes are recognised as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognised as intangible assets when the following criteria are met:

- it is technically feasible to complete the software product so that it will be available for use;
- management intends to complete the software product and use or sell it;
- there is an ability to use or sell the software product;
- it can be demonstrated how the software product will generate probable future economic benefits;
- adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
- the expenditure attributable to the software product during its development can be reliably measured.

Software costs recognised as assets are amortised using the straight-line method over their estimated useful lives ranging from five to seven years.

(iii) 軟件成本

電腦軟件使用權按其購入價及預備該等資產作既定用途之直接成本予以資本化。

保持電腦軟件程式之成本於產生時確認為開支。直接歸屬本集團控制之可識別及獨特軟件產品之設計及測試之開發成本，倘符合以下規範，便可確認為無形資產：

- 技術上可完成軟件產品令其於未來可被利用；
- 管理層有意完成軟件產品及加以使用或將其出售；
- 有能力使用或銷售該軟件產品；
- 可證明該軟件產品如何在未來產生可能之經濟利益；
- 有完成開發、使用或銷售該軟件產品之足夠技術、財力及其他資源；及
- 能可靠計量開發軟件產品過程中之開支。

確認為資產之軟件成本乃於其估計可使用年期（介乎五年至七年）按直線法攤銷。

(m) Impairment of assets

Intangible assets that have an indefinite life are tested at least annually for impairment. Intangible assets with a finite life and other property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the assets is estimated and where relevant, an impairment loss is recognised to reduce the carrying amount of the assets to their recoverable amount. Such impairment losses are recognised in the income statement except where an item of property, plant and equipment has been revalued and the impairment loss does not exceed the balance in the asset revaluation reserve, in which case the impairment loss is recognised as a reduction in the asset revaluation reserve.

(m) 資產減值

無固定年期之無形資產須至少每年作一次減值測試。有確定年期之無形資產及其他物業、機器及設備則須於事故或情況變動顯示賬面值不可收回時作減值測試。此等跡象出現時，本集團將估算有關資產之可收回金額，並於適當情況下確認減值虧損，以將資產賬面值減至其可收回金額。此等減值虧損會在收益表中確認，惟倘物業、機器及設備已被重估，且減值虧損不超過資產重估儲備之餘額，在此情況下，減值虧損會於資產重估儲備內確認為減項。

(n) Financial instruments

The Group's financial instruments comprise available-for-sale financial assets, accounts receivable, cash and bank balances, accounts payable, bank loans and overdraft and share capital.

(i) Available-for-sale financial assets

Available-for-sale financial assets represent share investments that are not held for trading purposes.

Purchases and sales of available-for-sale financial assets are recognised on trade-date – the date on which the Group commits to purchase or sell the shares. They are initially recognised at fair value plus transaction costs and subsequently carried at fair value at each balance sheet date. Unrealised gains and losses arising from changes in the fair values are recognised in investment revaluation reserve. When the shares are subsequently sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from available-for-sale financial assets.

The fair values of quoted investments are determined directly by reference to published price quotations from the relevant stock exchanges. For unlisted shares, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, and discounted cash flow analysis.

(n) 金融工具

本集團之金融工具包括可供出售之金融資產、應收款項、現金及銀行結餘、應付款項、銀行貸款及透支以及股本。

(i) 可供出售之金融資產

可供出售之金融資產指並非持作買賣用途之股份投資。

可供出售之金融資產之買賣於交易日（即本集團承諾買或賣該等股份之日）確認。該等股份初步按公平值加交易成本確認，之後於各結算日按公平值列賬。因公平值變動而產生之未變現損益，於投資重估儲備內確認。當該等股份隨後被出售或出現減值時，其累積公平值調整計入收益表，列作可供出售之金融資產之損益。

有公開報價之投資之公平值乃直接參照相關證券交易所之公開報價釐定。對於非上市股份，本集團則以估價方法釐定其公平值。該等方法包括採用最近之公平市場交易、參考大致相同之其他工具，以及現金流量折現分析。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

The Group assesses at each balance sheet date whether there is objective evidence that the available-for-sale financial assets are impaired. If any such evidence exists, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in the income statement – is removed from investment revaluation reserve and recognised in the income statement. Impairment losses previously recognised are not reversed through the income statement.

本集團於各結算日均會評估可供出售之金融資產有否出現減值之客觀證據。倘出現任何此等跡象，其累積虧損（以收購成本與當時公平值之差額，減該投資先前在收益表確認之任何減值虧損計算）將自投資重估儲備刪除，並於收益表內確認。先前確認之減值虧損不會透過收益表撥回。

Dividends from available-for-sale financial assets are recognised when the right to receive payment is established.

可供出售之金融資產之股息於收取該股息之權利確定時確認。

(ii) Accounts receivable

(ii) 應收款項

Accounts receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for impairment. An allowance for impairment on accounts receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Impairment loss is recognised in the income statement.

應收款項初步以公平值確認，之後採用實際利息法，按經攤銷成本減減值撥備計算。當有客觀證據顯示本集團將無法按應收款項原有條款收回所有到期金額時，本集團會對應收款項確認減值撥備。撥備之金額乃資產之賬面值與以原實際利率折算預期未來現金流量現值之差額。減值虧損於收益表中確認。

(iii) Cash and bank balances

(iii) 現金及銀行結餘

Cash and bank balances comprise cash on hand and demand deposits, and other short term highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value.

現金及銀行結餘包括手頭現金和活期存款，以及可隨時轉換為已知數額現金且價值變動風險極低之其他短期高度流動性投資。

For the purpose of consolidated cash flow statement, cash and cash equivalents represent cash and bank balances with original maturities of three months or less and bank overdrafts that are repayable on demand. Bank overdrafts are shown separately as current liabilities in the balance sheet.

就綜合現金流量表而言，現金及現金等值指原有到期日為三個月或以內之現金及銀行結餘，及需應要求時償還之銀行透支。銀行透支於資產負債表中獨立呈列為流動負債。

Interest income on bank deposits is recognised on a time proportion basis, taking into account the principal amounts outstanding and the effective interest rates applicable.

銀行存款之利息收入按未償還本金及適用實際利率計算，並採用時間比例基準確認。

(iv) Accounts payable

Accounts payable are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method.

(iv) 應付款項

應付款項初步以公平值計量，之後採用實際利息法按經攤銷成本計算。

(v) Bank loans and overdraft

Interest-bearing bank loans and overdraft are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings as finance costs in the income statement.

(v) 銀行貸款及透支

附息銀行貸款及透支初步以公平值計量，之後採用實際利息法按經攤銷成本計算。所得款項(扣除交易成本後)與償還或贖回貸款之任何差額，按貸款期限於收益表確認為財務費用。

(vi) Share capital

Ordinary shares are classified as equity. The par value of the shares issued and fully paid is recognised in the share capital account. Any excess of proceeds from a new issue of shares (net of any incremental costs directly attributable to the new issue) over the par value of the shares issued is recognised in the share premium account.

(vi) 股本

普通股歸類為權益。已發行及實收股份之面值於股本賬中確認。發行新股份所得款項(扣除發行新股份直接產生之遞增成本後)超逾所發行股份面值之金額，於股份溢價賬確認。

(o) Inventories

Inventories are stated at the lower of cost and net realisable value. Costs of inventories are stated at weighted average cost and in the case of work in progress and finished goods, comprise direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

(o) 存貨

存貨按成本與可變現淨值兩者中之較低者列賬。存貨成本乃按加權平均成本值入賬，而在製品及製成品之成本值包括直接物料、直接勞工及按適當比例計算之間接費用。可變現淨值乃根據估計售價減除任何完成及出售產品時所產生之估計成本計算。

(p) Provisions and contingent liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(p) 撥備及或有負債

當本集團因過往事項致使現時負有法律責任或推定性責任，並很可能須撥出資源解除該責任，且能就該數額作出可靠之估計時，須作出撥備。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

A contingent liabilities is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

或有負債乃因過往事項而產生之可能責任，其存在僅會就不能由本集團完全控制之一項或多項不能確定之未來事項發生或不發生時予以證實。或有負債亦可能是因過往事項而產生之現有責任，但因為該責任不大可能會導致經濟資源流出，或該責任之金額無法可靠地估計而未有確認。

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

或有負債未予確認，但須於財務報表附註內披露。當資源流出之可能性發生變化，致使資源很可能流出時，則將其確認為一項撥備。

(q) Employee benefits

(q) 僱員利益

(i) Employee retirement schemes

(i) 僱員退休計劃

The Group operates four staff retirement schemes comprising a defined benefit pension ("DB") scheme, a defined contribution pension ("DC") scheme, a Mandatory Provident Fund ("MPF") and a Top-up ("Top-up") scheme for its employees, the assets of which are held separately from those of the Group in independently administered funds. The retirement schemes are generally funded by payments from employees and by the relevant Group companies.

本集團為其僱員設有四項員工退休計劃，包括界定利益退休金計劃（「界定利益計劃」）、定額供款退休金計劃（「定額供款計劃」）、強制性公積金（「強積金」）及補足計劃。該等計劃之資產由獨立管理信託基金持有，與本集團之資產分開。該等退休計劃之資金一般來自僱員及有關集團公司款項。

Contributions to the DC, MPF and Top-up schemes are charged to the income statement as incurred. For the DC and Top-up schemes, the amounts charged to the income statement may be reduced by contributions forfeited by employees who leave these schemes prior to vesting fully in the contributions.

定額供款計劃、強積金及補足計劃之供款乃於產生時於收益表中扣除。就定額供款計劃及補足計劃而言，若僱員在全部供款歸屬前退出計劃，其所放棄之供款可用作減少本集團在收益表中需要扣除之款項。

The Group's contributions to the DB scheme are made based on the periodic recommendations of independent qualified actuaries. Pension cost are assessed using the projected unit credit method: the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans. The pension obligation is measured as the present value of the estimated future cash outflows by reference to market yields of Government securities which have similar terms as the related liabilities. Actuarial gains and losses are recognised in the income statement over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

本集團支付界定利益計劃之供款乃根據獨立合資格精算師之定期建議釐訂。退休金成本乃按預期累積單位法評估：即退休金成本按照精算師對計劃作出全面評估後之建議，令有關成本定時於僱員之服務年期內在收益表中分攤。退休金責任之金額乃參照與有關責任之年期相若之政府證券市場收益率，將估計未來現金流出金額折現而得出之現值。精算收益及損失於僱員之平均尚餘服務年期內在收益表確認。過去服務成本於有關利益歸屬前之平均期間內以直線法確認為支出。

(ii) Share-based compensation

The Company has a share option scheme which is a part of remuneration policy with rewards determined based upon the performance of the Group and individual employees. The fair value of the employee services received in exchange for the grant of options is recognised as an expense in the income statement and credited to the employee share-based compensation reserve. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, taking into account the market vesting conditions. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable, and the impact taken to the income statement, and corresponding adjustment to the employee share-based compensation reserve.

The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

(ii) 以股權支付薪酬

本公司設有一項購股權計劃，此乃本集團薪酬政策之一部份。該計劃根據本集團業績及員工個別表現釐訂報酬。以授出購股權換取之僱員服務以公平值於收益表確認為開支，並計入股權支付僱員酬金儲備。於歸屬期內須予列作開支之總金額乃參照已授出之購股權在計及市場歸屬條件後得出之公平值釐定。於各結算日，本集團均會修訂其預期可予行使之購股權數目，而有關修訂之影響，則會在收益表中反映，並在股權支付僱員酬金儲備作出相應調整。

當購股權獲行使時，所收取之款項（經扣除任何直接與購股權相關的交易成本後）均計入股本及股份溢價中。

(r) Income tax expense

Tax expense is the aggregate amount included in the determination of profit or loss for the year in respect of current tax and deferred tax.

(r) 所得稅開支

稅項開支指釐定年內盈利或虧損時所計入之現期稅項及遞延稅項之總額。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

Current income tax is based on estimated assessable profits for the year. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Unpaid current income tax for current and prior periods is recognised as a liability. If the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess is recognised as an asset.

現期所得稅乃根據本年度估計應課稅盈利，採用結算日前已頒佈或基本上已頒佈之稅率計算。就現期及過往期間未付之現期所得稅確認為負債。倘就現期及過往期間已付之金額超過於該等期間應付之金額，則超出部份確認為資產。

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

遞延所得稅採用負債法，就資產及負債之稅基與其在本財務報表之賬面值兩者之暫時差異，作全數撥備。遞延所得稅採用結算日已頒佈或基本上已頒佈、並預期於相關遞延所得稅資產變現或遞延稅項負債結算時適用之稅率（及稅法）釐定。

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

遞延所得稅資產，僅在將來很可能有應課稅盈利以供暫時差異利用時方予確認。

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

本集團須就附屬公司及聯營公司投資所產生之暫時差異計提遞延所得稅，但若本集團可以控制暫時差異轉回之時間，而且在可預見之未來該等暫時差異很可能不會轉回者則除外。

(s) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

(s) 股息分派

分派予本公司股東之股息乃於股息獲本公司股東批准之期間於本集團財務報表中確認為負債。

(t) Comparative figures

Certain comparative figures have been reclassified to conform to current year's presentation for a fairer representation of the Group's activities. These reclassifications have no effect on financial position, profit for the year or the cash flows of the Group.

(t) 比較數字

若干比較數字經重新歸類以符合本年度之呈列方式，使本財務報表更公平地闡明本集團之業務。該等重新歸類對本集團之財務狀況、年內盈利或現金流量概無任何影響。

3. Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Defined benefit plan's assets

Determining the carrying amount of defined benefit plan's assets requires actuarial assumptions made in respect of discount rate, rate of return on plan assets and rate of future salary increases. Changes to these assumptions could have a significant risk of causing a material adjustment to the carrying amount in the balance sheet. Details of these actuarial assumptions are set out in note 28(a) to the financial statements.

Fair value of investment properties

The valuation of investment properties is performed in accordance with the "Valuation Standards on Valuation of Properties" published by the Hong Kong Institute of Surveyors. The valuation is reviewed annually by qualified valuers by considering the information from a variety of sources including:

(i) comparable sales transactions as available in the relevant market;

(ii) rental income derived from the existing tenancies with due provision for any reversionary income potential; and

(iii) current cost of replacement of a property less deductions for physical deterioration and all relevant forms of obsolescence and optimisation. The result of this approach is then reviewed and analysed against the sales transactions of industrial premises in comparable locations for referencing purpose.

Details of the valuation approach adopted for the Group's investment properties are disclosed in Note 6 to the financial statements.

3. 估計不確定因素之主要來源

涉及日後之主要假設，及於結算日估計不確定因素之其他主要來源（彼等均擁有導致下個財務年度之資產及負債之賬面值出現大幅調整之重大風險）闡述如下。

界定利益計劃之資產

確定界定利益計劃之資產之賬面值需要根據折現率、計劃資產之回報率以及未來薪金增長率作出精算假設。該等假設之變化可能導致對資產負債表賬面值作出大幅調整之重大風險。該等精算假設之詳情載於本財務報表附註28(a)。

投資物業之公平值

投資物業乃根據香港測量師學會所發表之「物業估值之估值準則」進行估值。估值每年由合資格估值師考慮多方面資料而作出檢討，包括：

(i) 相關市場上現時可作比較之銷售交易；

(ii) 現有租賃產生之租金收入及並適當考慮續租之潛在收入調升；及

(iii) 物業之現時重置成本減去任何實質上之損耗及一切相關形式之老化及優化。此法算出之結果再參照位於可比較地點作參考用途之工業物業之銷售交易進行檢討及分析。

本集團投資物業採納之估值方法詳情披露於財務報表附註6。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

4. Revenue and segment information

Turnover consists of revenue from all of the Group's principal activities, which comprises the aggregate of advertising, circulation and distribution income of newspapers and other publications, the net invoiced amount in respect of goods sold and services rendered, gross rental income and revenue generated from discontinued operations. Turnover for the years ended 31 December 2008 and 2007 amounted to HK$1,045,302,000 and HK$1,251,543,000 respectively.

During the year, the Group has disposed of its entire interest in the video and film post-production operation and music publishing business. Accordingly, the results of these operations are presented as discontinued operations in the consolidated income statement. The comparative information for the year ended 31 December 2007 has been reclassified to conform to the current year's presentation.

An analysis of the Group's revenue for the year is as follows:

4. 收益及分部資料

營業額包括集團各主要業務之收益，該等業務包括報章及其他刊物之廣告、發行及銷售收入、就商品銷售和服務提供所發出之發票淨款項、租金收入及已終止經營業務所產生收益之總額。截至二零零八年及二零零七年十二月三十一日止年度之營業額分別為1,045,302,000港元及1,251,543,000港元。

年內，本集團已出售其於錄像及影片後期製作業務及音樂出版業務之全部權益。因此，該等業務之業績在綜合收益表中列作已終止經營業務。截至二零零七年十二月三十一日止年度之比較數字已予重列，以符合本年度之呈列方式。

本集團於本年度之收益分析如下：

	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Revenue 收益		
Continuing operations 持續經營業務：		
Newspapers, magazines and other publications 報章、雜誌及其他刊物	**1,010,307**	1,212,083
Investment properties 投資物業	**27,467**	19,651
	1,037,774	1,231,734
Discontinued operations 已終止經營業務：		
Video and film post-production 錄像及影片後期製作	**5,253**	16,545
Music publishing 音樂出版	**2,275**	3,264
	7,528	19,809
	1,045,302	1,251,543

Revenue from newspapers, magazines and other publications included revenue of HK$7,654,000 (2007: HK$7,154,000) arising from exchanges of goods or services with third parties.

報章、雜誌及其他刊物之收益，包括與第三方交換貨品或服務之收益7,654,000港元（二零零七年：7,154,000港元）。

Substantially all the activities of the Group are based in Hong Kong and below is segment information by business segment:

本集團大體上所有業務均以香港為基地，而根據業務分部劃分之分部資料如下：

Year ended 31 December 2008 **截至二零零八年十二月三十一日止年度**

	Continuing operations 持續經營業務			Discontinued operations 已終止經營業務			
	Newspapers, magazines and other publications 報章、雜誌及其他刊物 HK$'000 港幣千元	Investment properties 投資物業 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Video and film post-production 錄像及影片後期製作 HK$'000 港幣千元	Music publishing 音樂出版 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
Revenue 收益	1,010,307	27,467	1,037,774	5,253	2,275	7,528	1,045,302
Segment results and operating profit 分部業績及經營盈利	210,542	(58,411)	152,131	3,048	48,358	51,406	203,537
Share of profits of associates 應佔聯營公司盈利	1,187	-	1,187	-	-	-	1,187
Net interest income 淨利息收入	2,141	-	2,141	7	-	7	2,148
Profit/(loss) before income tax 除所得稅前盈利／(虧損)	213,870	(58,411)	155,459	3,055	48,358	51,413	206,872
Income tax expense 所得稅開支	(35,333)	13,776	(21,557)	-	-	-	(21,557)
Profit/(loss) for the year 本年度盈利／(虧損)	178,537	(44,635)	133,902	3,055	48,358	51,413	185,315
Segment assets 分部資產	1,224,374	989,940	2,214,314	-	-	-	2,214,314
Interests in associates 聯營公司之權益	53,334	-	53,334	-	-	-	53,334
Total assets 總資產	1,277,708	989,940	2,267,648	-	-	-	2,267,648
Segment liabilities 分部負債	(152,781)	(14,235)	(167,016)	-	-	-	(167,016)
Current income tax and deferred income tax liabilities 現期所得稅及遞延所得稅負債	(114,585)	(55,675)	(170,260)	-	-	-	(170,260)
Total liabilities 總負債	(267,366)	(69,910)	(337,276)	-	-	-	(337,276)
Capital expenditure 資本開支	17,600	150	17,750	35	-	35	17,785
Depreciation 折舊	45,256	-	45,256	56	6	62	45,318
Amortisation of intangible assets 無形資產攤銷	7,966	-	7,966	-	-	-	7,966
Amortisation of lease premium for land 土地租金攤銷	585	-	585	-	-	-	585

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

Year ended 31 December 2007 截至二零零七年十二月三十一日止年度

	Continuing operations 持續經營業務			Discontinued operations 已終止經營業務			
	Newspapers, magazines and other publications 報章、雜誌及其他刊物 HK$'000 港幣千元	Investment properties 投資物業 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Video and film post-production 錄像及影片後期製作 HK$'000 港幣千元	Music publishing 音樂出版 HK$'000 港幣千元	Sub-total 小計 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
Revenue 收益	1,212,083	19,651	1,231,734	16,545	3,264	19,809	1,251,543
Segment results and operating profit 分部業績及經營盈利	386,346	280,956	667,302	581	2,239	2,820	670,122
Share of profits of associates 應佔聯營公司盈利	3,380	-	3,380	-	-	-	3,380
Net interest income 淨利息收入	6,697	-	6,697	(689)	-	(689)	6,008
Profit/(loss) before income tax 除所得稅前盈利/(虧損)	396,423	280,956	677,379	(108)	2,239	2,131	679,510
Income tax expense 所得稅開支	(71,159)	(47,588)	(118,747)	-	-	-	(118,747)
Profit/(loss) for the year 本年度盈利/(虧損)	325,264	233,368	558,632	(108)	2,239	2,131	560,763
Segment assets 分部資產	1,450,731	1,043,818	2,494,549	7,906	1,854	9,760	2,504,309
Interests in associates 聯營公司之權益	55,888	-	55,888	-	-	-	55,888
Total assets 總資產	1,506,619	1,043,818	2,550,437	7,906	1,854	9,760	2,560,197
Segment liabilities 分部負債	(182,422)	(11,602)	(194,024)	(3,076)	(1,269)	(4,345)	(198,369)
Current income tax and deferred income tax liabilities 現期所得稅及遞延所得稅負債	(102,743)	(70,890)	(173,633)	-	-	-	(173,633)
Total liabilities 總負債	(285,165)	(82,492)	(367,657)	(3,076)	(1,269)	(4,345)	(372,002)
Capital expenditure 資本開支	18,170	-	18,170	443	4	447	18,617
Depreciation 折舊	48,374	-	48,374	115	9	124	48,498
Amortisation of intangible assets 無形資產攤銷	7,918	-	7,918	-	-	-	7,918
Amortisation of lease premium for land 土地租金攤銷	1,021	-	1,021	-	-	-	1,021

5. Property, plant and equipment

5. 物業、機器及設備

	Group 集團			
	Leasehold buildings 租賃樓宇 HK$'000 港幣千元	Other fixed assets 其他固定資產 HK$'000 港幣千元	Assets in progress 在建資產 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
At 1 January 2007 於二零零七年一月一日				
Cost or valuation 成本或估值	308,868	1,018,489	779	1,328,136
Accumulated depreciation and impairment losses 累積折舊及減值虧損	(81,031)	(680,099)	(53)	(761,183)
Net book value at 1 January 2007 於二零零七年一月一日之賬面淨值	227,837	338,390	726	566,953
Net book value at 1 January 2007 於二零零七年一月一日之賬面淨值	227,837	338,390	726	566,953
Additions 添置	-	5,657	10,270	15,927
Disposals 出售	-	(264)	(34)	(298)
Reclassification/transfer 重新分類／轉撥	-	8,766	(8,766)	-
Depreciation 折舊	(6,480)	(42,018)	-	(48,498)
Translation differences 匯兌差異	-	70	-	70
Net book value at 31 December 2007 於二零零七年十二月三十一日之賬面淨值	221,357	310,601	2,196	534,154

At 31 December 2007 於二零零七年十二月三十一日				
Cost or valuation 成本或估值	308,868	1,028,684	2,249	1,339,801
Accumulated depreciation and impairment losses 累積折舊及減值虧損	(87,511)	(718,083)	(53)	(805,647)
Net book value at 31 December 2007 於二零零七年十二月三十一日之賬面淨值	221,357	310,601	2,196	534,154

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

	Group 集團			
	Leasehold buildings 租賃樓宇 HK$'000 港幣千元	Other fixed assets 其他固定資產 HK$'000 港幣千元	Assets in progress 在建資產 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
At 1 January 2008 於二零零八年一月一日				
Cost or valuation 成本或估值	308,868	1,028,684	2,249	1,339,801
Accumulated depreciation and impairment losses 累積折舊及減值虧損	(87,511)	(718,083)	(53)	(805,647)
Net book value at 1 January 2008 於二零零八年一月一日之賬面淨值	221,357	310,601	2,196	534,154
Net book value at 1 January 2008 於二零零八年一月一日之賬面淨值	221,357	310,601	2,196	534,154
Additions 添置	-	8,717	7,086	15,803
Disposals 出售	-	(66)	-	(66)
Disposal of subsidiaries 出售附屬公司	-	(517)	-	(517)
Reclassification/transfer 重新分類／轉撥	(1,530)	5,390	(5,390)	(1,530)
Depreciation 折舊	(6,427)	(38,891)	-	(45,318)
Translation differences 匯兌差異	-	54	-	54
Net book value at 31 December 2008 於二零零八年十二月三十一日之賬面淨值	213,400	285,288	3,892	502,580
At 31 December 2008 於二零零八年十二月三十一日				
Cost or valuation 成本或估值	299,411	883,594	3,892	1,186,897
Accumulated depreciation and impairment losses 累積折舊及減值虧損	(86,011)	(598,306)	-	(684,317)
Net book value at 31 December 2008 於二零零八年十二月三十一日之賬面淨值	213,400	285,288	3,892	502,580

Other property, plant and equipment include plant and machinery, computer and office equipment and leasehold improvements.

其他物業、機器及設備包括廠房及機器、電腦及辦公室設備以及租賃物業改善工程。

	Group 集團			
	Leasehold buildings 租賃樓宇 **HK$'000** 港幣千元	**Other fixed assets** 其他固定資產 **HK$'000** 港幣千元	**Assets in progress** 在建資產 **HK$'000** 港幣千元	**Total** 總計 **HK$'000** 港幣千元
Analysis of cost and valuation as at 31 December 2008: 於二零零八年十二月三十一日之成本及估值分析：				
At cost 成本	**290,216**	**883,594**	**3,892**	**1,177,702**
At valuation – 1990 估值：一九九零年	**9,195**	**–**	**–**	**9,195**
	299,411	**883,594**	**3,892**	**1,186,897**
Analysis of cost and valuation as at 31 December 2007: 於二零零七年十二月三十一日之成本及估值分析：				
At cost 成本	299,673	1,028,684	2,249	1,330,606
At valuation – 1990 估值：一九九零年	9,195	–	–	9,195
	308,868	1,028,684	2,249	1,339,801

One of the Group's leasehold buildings was revalued in 1990 by Knight Frank Kan & Baillieu, an independent professional valuer, at HK$9,195,000, being their open market value based on their existing use. No subsequent revaluation was carried out as the Group has adopted the exemption provision of paragraph 80A of HKAS 16, of not making regular revaluations by class of those assets stated at revalued amounts based on revaluations which were reflected in prior year's financial statements. Had such leasehold building been carried at cost less accumulated depreciation, the carrying value of such leasehold building would have been stated at approximately HK$2,254,000 (2007: HK$2,601,000).

於一九九零年，本集團其中一項租賃樓宇由獨立專業估值師Knight Frank Kan & Baillieu以當時公開市場價值及現時用途重估，估值為9,195,000港元。本集團採納了香港會計準則第16號第80A段之豁免條文，對該等根據往年於財務報表中以重估後之重估值列賬之資產不作定期重估。倘若該租賃樓宇以成本值減去累積折舊，則該租賃樓宇之賬面值將以約2,254,000港元（二零零七年：2,601,000港元）列出。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

6. Investment properties

6. 投資物業

	Group 集團	
	2008	2007
	HK$'000	HK$'000
	港幣千元	港幣千元
At 1 January 於一月一日	**1,040,100**	773,800
Additions 添置	**150**	-
Reclassification 重新分類	**27,000**	-
Fair value (loss)/gain 公平值（虧損）／收益	**(81,150)**	266,300
At 31 December 於十二月三十一日	**986,100**	1,040,100

Particulars of investment properties held by the Group

本集團所持投資物業詳情

Property 物業	Type 類別	Lease term 租期
(i) 20th and 21st Floors and Car Parking Spaces Nos. 21, 22 and 23 on 4th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong 香港中環夏愨道12號美國銀行中心20及21樓及4樓之21、22及23號泊車位	Offices and car parking spaces 辦公室及泊車位	Long 長期
(ii) The lobby on Ground Floor and the front portion of the 1st, 2nd and 3rd Floors, No. 1 Leighton Road and portion of the canopy on the 1st Floor level, Yue King Building, 26-30 Canal Road West, 1-7 Leighton Road and 41-47 Morrison Hill Road, Wanchai, Hong Kong 香港灣仔禮頓道1號之地下大堂，1、2及3樓之前部，位於堅拿道西26-30號、禮頓道1-7號及摩理臣山道41-47號之愉景樓1樓之部份簷篷	Retail shops, offices and advertising board spaces 零售店舖、辦公室及廣告牌位	Medium 中期
(iii) Ground Floor, Block B, Ko Fai Industrial Building, 7 Ko Fai Road, Yau Tong, Kowloon, Hong Kong 香港九龍油塘高輝道7號高輝工業大廈B座地下	Workshop unit 工場單位	Medium 中期
(iv) Clear Water Bay Studio, Clear Water Bay Road, A Kung Wan, Hang Hau, New Territories, Hong Kong 香港新界坑口亞公灣清水灣道之清水灣錄影廠	Vacant property 空置物業	Medium 中期
(v) 8th Floor of Block C, Sea View Estate, 8 Watson Road, North Point, Hong Kong 香港北角屈臣道8號海景大廈C座8樓	Industrial building 工業大廈	Medium 中期

The investment properties were valued by DTZ Debenham Tie Leung Limited, an independent professional valuer. The valuation represents the estimated amounts for which the properties should exchange between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. Properties (i), (ii), (iii) and (v) above have been valued by direct comparison approach by making reference to comparable sales transactions as available in the relevant market or where appropriate by investment method by capitalising the rental income derived from the existing tenancies with due provision for the reversionary income potential of the properties. Property (iv) has been valued by the Depreciated Replacement Costs ("DRC") approach. The DRC is the current cost of replacement (reproduction) less deductions for physical deterioration and all relevant forms of obsolescence and optimisation. The valuation determined by this approach has also been reviewed and analysed by the independent professional valuer against the sales transactions of industrial premises in comparable locations for referencing purpose.

該等投資物業已由獨立專業估值師戴德梁行有限公司進行估值。該估值乃由自願的買方與賣方，經雙方在彼此知情、審慎及並無被強逼情況下，以及進行適當之市場推廣後，在公平交易中就交換物業而應支付之估計款額。上述第(i)、(ii)、(iii)及(v)項物業已參照相關市場之可比較銷售交易按直接比較法，或（如適用）採用投資法，將源自現有租約之租金收入資本化，並為有關物業租約期滿後之潛在收入作出適當調整。第(iv)項物業已參照折舊重置成本法作估值。折舊重置成本為目前重置（或重建）成本，減去實際損耗及一切相關形式之老化及優化。以該方法釐定的估值亦已由獨立專業估值師參照其他可比較地區的工業物業銷售交易進行審閱及分析，以作參考。

For the year ended 31 December 2008, direct operating expenses of HK$1,061,000 (2007: HK$1,117,000) arising from investment properties that generated rental income and HK$3,740,000 (2007: HK$3,487,000) arising from investment properties that did not generate rental income were charged to the consolidated income statement.

於截至二零零八年十二月三十一日止年度，綜合收益表已扣除由產生租金收入之投資物業引致之直接營運費用1,061,000港元（二零零七年：1,117,000港元），及由不產生租金收入之投資物業引致之直接營運費用3,740,000港元（二零零七年：3,487,000港元）。

As at 31 December 2008, the Group's total future minimum rental receivables under non-cancelable operating leases for its investment properties are as follows:

於二零零八年十二月三十一日，本集團根據其投資物業之不可撤銷經營租賃之未來最低租賃應收款項總額如下：

	Group 集團	
	2008	2007
	HK$'000	HK$'000
	港幣千元	港幣千元
Not later than one year 不超過一年	**14,751**	20,187
Later than one year but not later than five years 超過一年但不超過五年	**13,267**	27,178
	28,018	47,365

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

7. Lease premium for land 7. 土地租金

	Group 集團 2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
At 1 January 於一月一日	**31,588**	32,609
Revaluation 重估	**8,436**	-
Reclassification 重新分類	**(25,470)**	-
Amortisation 攤銷	**(585)**	(1,021)
At 31 December 於十二月三十一日	**13,969**	31,588

The Group's interests in leasehold land represent prepaid operating lease payment and their net book value are analysed as follows:

本集團之租賃土地權益乃指預付經營租賃款項，其賬面淨值分析如下：

	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
In Hong Kong held on: 於香港持有之物業：		
Leases of between 10 to 50 years 租期介乎十年至五十年	**13,969**	31,588

8. Intangible assets 8. 無形資產

	Group 集團				
	Publishing titles 出版產權 HK$'000 港幣千元	Software costs 軟件成本 HK$'000 港幣千元	Other intangible assets 其他無形資產 HK$'000 港幣千元	Assets in progress 在建資產 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
Net book value at 1 January 2007 於二零零七年一月一日之賬面淨值	-	29,747	-	5,173	34,920
Additions 添置	-	822	-	1,868	2,690
Disposals 出售	-	-	-	(150)	(150)
Reclassification 重新分類	-	6,377	-	(6,377)	-
Amortisation 攤銷	-	(7,918)	-	-	(7,918)
Net book value at 31 December 2007 於二零零七年十二月三十一日之賬面淨值	-	29,028	-	514	29,542
At 31 December 2007 於二零零七年十二月三十一日					
Cost 成本	1,820,000	57,097	-	514	1,877,611
Accumulated amortisation 累積攤銷	(1,820,000)	(28,069)	-	-	(1,848,069)
Net book value 賬面淨值	-	29,028	-	514	29,542

	Group 集團 Publishing titles 出版產權 HK$'000 港幣千元	Software costs 軟件成本 HK$'000 港幣千元	Other intangible assets 其他無形資產 HK$'000 港幣千元	Assets in progress 在建資產 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
At 1 January 2008 於二零零八年一月一日					
Cost 成本	1,820,000	57,097	-	514	1,877,611
Accumulated amortisation 累積攤銷	(1,820,000)	(28,069)	-	-	(1,848,069)
Net book value 賬面淨值	-	29,028	-	514	29,542
Net book value at 1 January 2008 於二零零八年一月一日之賬面淨值	-	29,028	-	514	29,542
Additions 添置	-	62	-	1,770	1,832
Reclassification/transfer 重新分類／轉撥	-	1,158	1,320	(1,158)	1,320
Amortisation 攤銷	-	(7,645)	(321)	-	(7,966)
Translation differences 匯兌差異	-	2	-	(1)	1
Net book value at 31 December 2008 於二零零八年十二月三十一日之賬面淨值	-	22,605	999	1,125	24,729
At 31 December 2008 於二零零八年十二月三十一日					
Cost 成本	1,820,000	58,317	1,320	1,125	1,880,762
Accumulated amortisation 累積攤銷	(1,820,000)	(35,712)	(321)	-	(1,856,033)
Net book value 賬面淨值	-	22,605	999	1,125	24,729

9. Interests in subsidiaries

9. 附屬公司之權益

	Company 公司 2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Unlisted shares, at costs 非上市股份成本值	-	-
Amounts due from subsidiaries 應收附屬公司賬款	1,384,747	1,359,248
	1,384,747	1,359,248

The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

應收附屬公司賬款為無抵押，免息且無固定還款期。

Details of the principal subsidiaries are set out in Note 33 to the financial statements.

主要附屬公司之詳情載於財務報表附註33。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

10. Interests in associates 10. 聯營公司之權益

	Group 集團 2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Associates 聯營公司		
Share of net assets other than goodwill: 應佔資產淨值(不包括商譽):		
Shares listed overseas 海外上市股份	**42,673**	45,879
Unlisted shares 非上市股份	**5,455**	4,612
	48,128	50,491
Goodwill 商譽	**6,047**	6,346
Amounts due to associates 應付聯營公司款項	**(841)**	(949)
	53,334	55,888
Fair value of shares held in a listed associate 所持上市聯營公司股份之公平值	**139,331**	126,406

The amounts due to associates are unsecured, interest-free and have no fixed terms of repayment.

應付聯營公司款項為無抵押,免息且無固定還款期。

Summarised financial information in respect of the Group's associates is set out below:

本集團聯營公司之財務資料概要載列如下:

	Group 集團 2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Total assets 總資產	**465,794**	438,086
Total liabilities 總負債	**(253,612)**	(213,966)
Net assets 淨資產	**212,182**	224,120
Group's share of associates' net assets 本集團應佔聯營公司淨資產	**48,128**	50,491
Revenue 收益	**409,287**	415,263
Profit for the year 本年度盈利	**4,814**	11,246
Group's share of associates' profits for the year 年內本集團應佔聯營公司盈利	**1,187**	3,380

Details of the principal associates are set out in Note 33 to the financial statements.

主要聯營公司之詳情載於財務報表附註33。

11. Available-for-sale financial assets
11. 可供出售之金融資產

	Group 集團 2008 HK$'000 港幣千元	Group 集團 2007 HK$'000 港幣千元
Listed equity shares, at fair value 上市股份之公平值		
Hong Kong 香港	**105,074**	292,722

12. Inventories
12. 存貨

	Group 集團 2008 HK$'000 港幣千元	Group 集團 2007 HK$'000 港幣千元
Raw materials 原料	**38,904**	22,487
Work in progress 在製品	**-**	548
Finished goods 製成品	**-**	41
	38,904	23,076

The amount of inventories recognised as expense during the year was HK$98,268,000 (2007: HK$107,481,000).

年內確認為開支之存貨金額為98,268,000港元（二零零七年：107,481,000港元）。

13. Accounts receivable
13. 應收款項

The Group allows an average credit period of 7 to 90 days to its trade customers and an ageing analysis of accounts receivable is as follows:

本集團給予其貿易客戶的平均信用期限為七日至九十日，應收款項之賬齡分析如下：

	Group 集團			
	2008		2007	
	Balance 結餘 HK$'000 港幣千元	Percentage 百分比 % %	Balance 結餘 HK$'000 港幣千元	Percentage 百分比 % %
Current 現期	**108,971**	**57.6**	149,374	63.7
Less than 30 days past due 逾期少於30日	**12,341**	**6.5**	22,184	9.5
31 to 60 days past due 逾期31日至60日	**40,221**	**21.3**	45,832	19.5
61 to 90 days past due 逾期61日至90日	**20,344**	**10.8**	15,599	6.7
Over 90 days past due 逾期多於90日	**7,226**	**3.8**	1,505	0.6
Total 總額	**189,103**	**100.0**	234,494	100.0
Less: Allowance for impairment 減：減值撥備	**(1,675)**		(3,190)	
	187,428		231,304	

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

The carrying amounts of the accounts receivable are reasonable approximation of their fair values.

應收款項之賬面值乃與其公平值相若。

Accounts receivable that are neither past due nor impaired amounted to HK$108,870,000 (2007: HK$149,374,000). These balances relate to a wide range of customers for whom there was no recent history of default.

無逾期及無出現減值之應收款項為108,870,000港元(二零零七年:149,374,000港元)。該等結餘涉及眾多近期無拖欠記錄之客戶。

Below is an ageing analysis of accounts receivable that are past due as at the reporting date but not impaired:

於報告日期已逾期但未出現減值之應收款項之賬齡分析如下:

	Group 集團	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Less than 30 days past due 逾期少於30日	**12,248**	20,778
31 to 60 days past due 逾期31日至60日	**40,120**	45,525
61 to 90 days past due 逾期61日至90日	**20,288**	15,526
Over 90 days past due 逾期多於90日	**5,902**	101
Total accounts receivable past due but not impaired 已逾期但未出現減值之應收款項總額	**78,558**	81,930

Accounts receivable past due but not impaired represent balances that the Group considered to be fully recoverable based on past experience. A portion of these balances is secured by cash deposit placed by customers or bank guarantees.

已逾期但未出現減值之應收款項指本集團根據以往經驗認為可悉數收回之結餘。該等結餘部份由顧客之現金按金或銀行擔保作為抵押。

The movements in the allowance for impairment during the year are as follows:

年內,減值撥備之變動如下:

	Group 集團	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
At 1 January 於一月一日	**3,190**	3,571
Impairment provision made 已作出減值撥備	**2,095**	2,430
Amounts written off as uncollectible 於不可收回時予以撇銷之金額	**(664)**	(633)
Amounts recovered during the year 年內已收回金額	**7**	24
Impairment provision reversed 已撥回減值撥備	**(2,953)**	(2,202)
At 31 December 於十二月三十一日	**1,675**	3,190

The Group assesses its accounts receivable individually to determine their recoverability and the allowance for impairment account is used to record the provision made as a result of such assessments. The ending balance of the allowance for impairment represents accounts that were past due over an extended period of time and the Group considers that they may not be recoverable.

本集團會個別評估其應收款項以確定其可收回性，而賬款減值撥備乃用作記錄因該等評估所作出之撥備。減值撥備之期末結餘指於一段長時間內逾期未付之賬款，而本集團認為該等賬款可能無法收回。

14. Share capital 14. 股本

	Group and Company 集團及公司	
	2008	2007
	HK$'000	HK$'000
	港幣千元	港幣千元
Authorised 法定股本：		
5,000,000,000 shares of HK$0.10 each 5,000,000,000股每股面值0.10港元	**500,000**	500,000
Issued and fully paid 已發行及實收股本：		
1,560,945,596 (2007: 1,560,945,596) shares of HK$0.10 each 1,560,945,596股（二零零七年：1,560,945,596股）每股面值0.10港元	**156,095**	156,095

During the year, the Company had a share option scheme (the "Scheme") which was approved at the annual general meeting of the Company held on 25 May 2006 (the "Adoption Date").

年內，本公司設有一項購股權計劃。該項購股權計劃（「計劃」）於二零零六年五月二十五日（「採納日期」）在本公司股東週年大會上獲通過。

Under the Scheme, the Board of Directors of the Company may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries (the "Executive"). No consideration is required to be paid by the Executive upon acceptance of the options. Under the Scheme, no option may be exercised earlier than one year after it has been granted or later than ten years after the Adoption Date, i.e. 25 May 2016.

根據計劃，本公司董事會可授出購股權予本公司或其任何附屬公司之任何全職僱員或執行董事（「行政人員」），以認購本公司股份。行政人員毋須就接納購股權而支付任何代價。根據計劃，購股權不可於授出後一年內或採納日期十年屆滿（即二零一六年五月二十五日）後行使。

During the year, no share option was granted, exercised, cancelled or lapsed under the Scheme. No share option was outstanding under the Scheme as at 31 December 2008.

年內，根據計劃並無任何購股權授出、行使、註銷或失效。於二零零八年十二月三十一日，計劃下並無任何尚未行使之購股權。

15. Reserves 15. 儲備

(a) Group (a) 集團

Movements of the Group's reserves for the year ended 31 December 2008 and 2007 are presented in the consolidated statement of changes in equity on page 66.

本集團截至二零零八年及二零零七年十二月三十一日止年度之儲備變動情況載於第66頁之綜合權益變動表內。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

The contributed surplus of the Group represents the excess of the nominal value of the shares of subsidiaries acquired over the nominal value of the Company's shares issued in exchange therefor during the Group reorganisation in 1990 less dividend distributions.

本集團之繳入盈餘乃指一九九零年集團重組時購入附屬公司之股份面值超出本公司所發行之交換股份的面值，減除股息分派之數額。

(b) Company

(b) 公司

	Share premium 股份溢價 HK$'000 港幣千元	Contributed surplus 繳入盈餘 HK$'000 港幣千元	Retained profits 保留盈利 HK$'000 港幣千元	Total 總計 HK$'000 港幣千元
At 1 January 2007 於二零零七年一月一日	40,971	1,143,550	20,415	1,204,936
Profit for the year 本年盈利	-	-	326,625	326,625
2006 final dividend distribution 二零零六年末期股息分派	-	-	(202,923)	(202,923)
2007 interim dividend distribution 二零零七年中期股息分派	-	-	(124,876)	(124,876)
At 31 December 2007 於二零零七年十二月三十一日	40,971	1,143,550	19,241	1,203,762
At 1 January 2008 於二零零八年一月一日	**40,971**	**1,143,550**	**19,241**	**1,203,762**
Profit for the year 本年盈利	-	-	**275,252**	**275,252**
2007 final dividend distribution 二零零七年末期股息分派	-	-	**(156,095)**	**(156,095)**
2008 interim dividend distribution 二零零八年中期股息分派	-	-	**(93,657)**	**(93,657)**
At 31 December 2008 於二零零八年十二月三十一日	**40,971**	**1,143,550**	**44,741**	**1,229,262**

The contributed surplus of the Company arose as a result of the Group reorganisation in 1990 and represents the difference between the nominal value of the Company's shares so allotted and the consolidated net asset value of the acquired subsidiaries and associate less dividends distribution. Under Bermudan law, the contributed surplus is distributable to shareholders under certain circumstances.

本公司之繳入盈餘乃因一九九零年本集團重組所產生，指本公司配發之股份面值與所收購之附屬公司及聯營公司之合併資產淨值之差額，及減除股息分派後之數額。根據百慕達法例，繳入盈餘可於若干情況下分派予股東。

In addition, the Company's share premium of HK$40,971,000 (2007: HK$40,971,000) can be distributed as fully paid-up bonus shares or applied towards eliminating the retained losses of the Company.

此外，本公司之股份溢價40,971,000港元（二零零七年：40,971,000港元）可悉數作繳付紅利股份分派，或用於撇銷本公司之保留虧損。

16. Capital management

The Group's primary objective when managing capital is to safeguard the Group's ability to continue its businesses as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Group structures its capital with due consideration to risk. The Group manages and adjusts its capital structure in the light of the changes in economic conditions and risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, repurchase shares of the Company from shareholders, issue new shares, or increase or reduce borrowings.

As at 31 December 2008, the Group's net debt-to-capital ratio is zero (2007: zero). For the purpose of calculating the net debt-to-capital ratio, the Group defines net debt as total debt (which includes bank overdrafts) less cash and bank balances, and capital as all components of equity.

16. 資本管理

本集團管理資本之首要目標乃確保本集團有能力持續經營其業務，從而使其能夠繼續為股東提供回報及為其他利益相關人士提供利益。

本集團經審慎考慮風險後方確定其資本結構。本集團視乎經濟狀況之變化及相關資產之風險特徵管理及調整其資本架構。為維持或調整其資本架構，本集團會調整派付予股東之股息金額、向股東購回本公司股份、發行新股或增加或減少貸款。

於二零零八年十二月三十一日，本集團淨負債資本比率為零（二零零七年：零）。就計算淨負債資本比率而言，本集團將淨負債定義為債務總額（包括銀行透支）減現金及銀行結餘，而資本之定義為權益之所有組成部份。

17. Deferred income tax liabilities

Deferred income tax liabilities are calculated in full on temporary differences under the liability method using a principal taxation rate of 16.5% (2007: 17.5%).

The movement on the deferred income tax liabilities account is as follows:

17. 遞延所得稅負債

遞延所得稅負債採用負債法就暫時差異按主要稅率16.5%（二零零七年：17.5%）作全數計算。

遞延所得稅負債賬之變動如下：

	Group 集團	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
At 1 January 於一月一日	**151,408**	111,833
(Credit)/charge to income statement for the year (note 23) 本年度於收益表（計入）／扣除（附註23）	**(26,898)**	39,575
Charge to equity 自權益扣除	**1,351**	-
At 31 December 於十二月三十一日	**125,861**	151,408

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

The movements in deferred income tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year are as follows:

遞延所得稅資產及負債（未抵銷於同一稅務司法權區之結餘）於年內之變動如下：

	Group 集團							
Deferred income tax liabilities 遞延所得稅負債	**Accelerated tax depreciation 加速稅項折舊**		**Fair value gains on investment properties 投資物業公平值收益**		**Others 其他**		**Total 合計**	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元	**2008 HK$'000 港幣千元**	2007 HK$'000 港幣千元	**2008 HK$'000 港幣千元**	2007 HK$'000 港幣千元	**2008 HK$'000 港幣千元**	2007 HK$'000 港幣千元
At 1 January 於一月一日	**99,140**	102,443	**56,079**	11,089	**1,998**	2,076	**157,217**	115,608
(Credit)/charge to income statement 於收益表（計入）／扣除	**(9,231)**	(3,303)	**(15,893)**	44,990	**(526)**	(78)	**(25,650)**	41,609
Charge to equity 自權益扣除	**-**	-	**1,351**	-	**-**	-	**1,351**	-
At 31 December 於十二月三十一日	**89,909**	99,140	**41,537**	56,079	**1,472**	1,998	**132,918**	157,217

	Group 集團							
Deferred income tax assets 遞延所得稅資產	**Provisions 撥備**		**Tax losses 稅項虧損**		**Others 其他**		**Total 合計**	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元	**2008 HK$'000 港幣千元**	2007 HK$'000 港幣千元	**2008 HK$'000 港幣千元**	2007 HK$'000 港幣千元	**2008 HK$'000 港幣千元**	2007 HK$'000 港幣千元
At 1 January 於一月一日	**(507)**	(429)	**(5,236)**	(3,280)	**(66)**	(66)	**(5,809)**	(3,775)
Charge/(credit) to income statement 於收益表扣除／(計入)	**58**	(78)	**(1,372)**	(1,956)	**66**	-	**(1,248)**	(2,034)
At 31 December 於十二月三十一日	**(449)**	(507)	**(6,608)**	(5,236)	**-**	(66)	**(7,057)**	(5,809)

	Group 集團	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Deferred income tax liabilities 遞延所得稅負債	**132,918**	157,217
Deferred income tax assets 遞延所得稅資產	**(7,057)**	(5,809)
	125,861	151,408

Deferred income tax assets are recognised for tax loss carry forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group has unrecognised tax losses of HK$245,147,000 (2007: HK$275,011,000) to carry forward against future taxable income; the expiry dates of these tax losses are shown as follows:

僅當與結轉之稅項虧損相關之稅項利益很可能會透過未來應課稅盈利來實現時，遞延所得稅資產方會被確認。本集團可結轉用作與未來應課稅收入抵銷之未確認稅項虧損為245,147,000港元（二零零七年：275,011,000港元）；該等稅項虧損之屆滿日期如下：

	Group 集團	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Expiring within one year 一年內屆滿	4,309	1,998
Expiring in the second to fifth year 第二年至第五年屆滿	53,075	40,694
After the fifth year 第五年後	187,763	232,319
	245,147	275,011

18. Accounts payable and accrued liabilities

18. 應付款項及應計負債

Included in accounts payable and accrued liabilities are the following accounts payable:

應付款項及應計負債包括以下應付款項：

	Group 集團			
	2008		2007	
	Balance 結餘 HK$'000 港幣千元	Percentage 百分比 % %	Balance 結餘 HK$'000 港幣千元	Percentage 百分比 % %
0 to 30 days 零至30日	26,643	77.1	20,114	86.2
31 to 60 days 31日至60日	4,121	11.9	947	4.1
61 to 90 days 61日至90日	2,208	6.4	241	1.0
Over 90 days 多於90日	1,595	4.6	2,025	8.7
Total accounts payable 應付款項總額	34,567	100.0	23,327	100.0
Accrued liabilities 應計負債	107,899		130,075	
Total accounts payable and accrued liabilities 應付款項及應計負債總額	142,466		153,402	

The carrying amounts of accounts payable are reasonable approximation of their fair values.

應付款項之賬面值乃與其公平值相若。

19. Bank overdraft, secured

19. 有抵押銀行透支

The Group's bank overdraft as at 31 December 2007 was repayable within one year. The carrying amount of the bank overdraft is reasonable approximation of its fair value.

本集團於二零零七年十二月三十一日之銀行透支須於一年內償還。銀行透支之賬面值乃與其公平值相若。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

20. Staff costs 20. 員工成本

	Group 集團 2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Staff costs for continuing operations (including directors' remuneration (note (a))) **持續經營業務之員工成本(包括董事酬金(附註(a)))**		
Wages and salaries 工資及薪金	350,751	376,188
Unutilised leave pay 未動用之有薪假期	1,812	1,954
Pension costs – defined contribution plans 退休金成本－定額供款計劃	16,182	14,296
Less: Forfeited contributions 減:已沒收供款	(1,040)	(1,412)
Net pension costs – defined contribution plans 淨退休金成本－定額供款計劃	15,142	12,884
Pension income – defined benefit plan (note 28) 退休金收入－界定利益計劃(附註28)	(12,296)	(8,197)
	355,409	382,829

(a) Directors' remuneration (a) 董事酬金

The aggregate amounts of remuneration paid or payable to Directors of the Company during the year are as follows:

年內已付及應付予本公司董事之酬金總額如下:

	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Fees 袍金:		
Executive 執行董事	-	-
Non-executive 非執行董事	910	1,153
Other emoluments 其他酬金:		
Salaries, allowances and benefits in kind 薪金、津貼及非現金利益	1,518	443
Retirement scheme contributions 退休計劃供款	60	30
Bonuses paid and payable 已付及應付花紅	405	146
	2,893	1,772

The remuneration of the above Directors fell within the following band:

上述董事之酬金介乎下列範圍:

	2008	2007
HK$Nil – HK$1,000,000 零港元－1,000,000港元	8	8
HK$1,500,001 – HK$2,000,000 1,500,001港元－2,000,000港元	1	-
	9	8

Mr. Kuok Khoon Ean informed the Company that, with effect from 1 April 2003, he would waive his entitlements to basic salary and housing allowances until he informs the Company otherwise. Mr. Kuok continued to waive his said entitlements in the year 2008. Due to Mr. Kuok's re-designation as Non-executive Director, his contract for services as Executive Chairman of the Company was terminated with effect from 1 January 2009. No discretionary bonus was paid to Mr. Kuok in the years 2007 and 2008.

郭孔演先生已通知本公司，自二零零三年四月一日起，彼自動放棄其應收取之基本薪金及房屋津貼，直至另行通知本公司為止。於二零零八年，郭先生仍繼續放棄上述權利。由於郭先生轉任非執行董事，彼任職本公司執行主席之服務合約已於二零零九年一月一日終止。於二零零七年及二零零八年，並無向郭先生發放任何酌情花紅。

All Non-executive Directors of the Company, including Independent Non-executive Directors, proposed to voluntarily waive 30% of their directors' fees and, where applicable, emoluments for serving on the Audit Committee, Remuneration Committee and Nomination Committee for the year ended 31 December 2008.

本公司所有非執行董事（包括獨立非執行董事）建議自願放棄截至二零零八年十二月三十一日止年度董事袍金及參與審核委員會、薪酬委員會及提名委員會之酬金（如適用）之30%。

Save from the aforesaid, there was no arrangement under which a Director waived or agreed to waive any remuneration in respect of the year.

除上文所述者外，概無董事根據任何安排放棄或同意放棄彼等年內之酬金。

Directors' fees paid or payable to Independent Non-executive Directors during the year were HK$700,000 (2007: approximately HK$905,000). Directors' fees received or receivable by other Non-executive Directors during the year amounted to HK$210,000 (2007: approximately HK$248,000). Save from the aforesaid, there were no other emoluments paid or payable to Non-executive Directors in 2008.

年內已付或應付予獨立非執行董事之董事袍金為700,000港元（二零零七年：約905,000港元）。年內其他非執行董事已收取或應收取之董事袍金為210,000港元（二零零七年：約248,000港元）。除上文所述者外，於二零零八年概無已付或應付其他酬金予非執行董事。

No options were granted to Directors of the Company to acquire share of the Company in 2007 and 2008.

於二零零七年及二零零八年，本公司並無授予董事購股權以認購本公司之股份。

The details of the remuneration of each of the Directors for the year ended 31 December 2008 are set out below:

截至二零零八年十二月三十一日止年度各董事之酬金詳情如下：

Name of Director 董事姓名		Directors' fees 董事袍金 HK$'000 港幣千元	Salaries, allowances and benefits in kind 薪金、津貼及非現金利益 HK$'000 港幣千元	Retirement scheme contributions 退休計劃供款 HK$'000 港幣千元	Bonuses paid and payable 已付及應付花紅 HK$'000 港幣千元	Total 總額 HK$'000 港幣千元
David J. Pang*	彭定中*	70	-	-	-	70
Roberto V. Ongpin*	Roberto V. Ongpin*	70	-	-	-	70
Ronald J. Arculli#	夏佳理#	210	-	-	-	210
Khoo Kay Peng*	邱繼炳*	70	-	-	-	70
Kuok Hui Kwong	郭惠光	-	1,518	60	405	1,983
Kuok Khoon Ean**	郭孔演**	-	-	-	-	-
Peter Lee Ting Chang#	利定昌#	210	-	-	-	210
David Li Kwok Po#	李國寶#	140	-	-	-	140
Wong Kai Man#	黃啟民#	140	-	-	-	140
		910	1,518	60	405	2,893

* Non-executive Director
\# Independent Non-executive Director
** Mr. Kuok Khoon Ean was re-designated as Non-executive Director with effect from 1 January 2009.

* 非執行董事
\# 獨立非執行董事
** 由二零零九年一月一日起，郭孔演先生轉任非執行董事。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

Executive Directors serving on the Board and Board Committees have not drawn any directors' fee in the year. The director's fee of each of the Non-executive Directors, including Independent Non-executive Directors, (2008: HK$70,000; 2007: HK$100,000) is approved by the Board of Directors pursuant to the authority granted by the shareholders at the Company's annual general meeting. Each Non-executive Director, including Independent Non-executive Director, serving on the Audit Committee, the Remuneration Committee and the Nomination Committee receives an additional fee (Audit Committee: 2008: HK$70,000; 2007: HK$100,000; Remuneration Committee: 2008: HK$35,000; 2007: HK$50,000; Nomination Committee: 2008: HK$35,000; 2007: HK$50,000). The directors' remunerations are determined with reference to directors' remunerations paid by other companies in Hong Kong which are of comparable size and business nature. In addition to the aforesaid, the emolument payable to Executive Directors is also determined with reference to the individual's performance and the Company's financial performance.

參與董事會及其轄下委員會之執行董事，於年內概無收取任何董事袍金。每位非執行董事（包括獨立非執行董事）之董事袍金（二零零八年：70,000港元；二零零七年：100,000港元）由董事會根據股東於本公司股東週年大會授予釐定董事酬金之權力所批准。參與審核委員會、薪酬委員會及提名委員會之每位非執行董事（包括獨立非執行董事）可收取額外袍金（審核委員會：二零零八年：70,000港元；二零零七年：100,000港元；薪酬委員會：二零零八年：35,000港元；二零零七年：50,000港元；提名委員會：二零零八年：35,000港元；二零零七年：50,000港元）。董事薪酬乃參照香港其他類似規模和業務性質的公司所付董事薪酬而釐定。此外，於釐定應付予執行董事之薪酬時，同時會參考個人表現及本公司之財務表現。

(b) Five highest paid individuals

The five highest paid individuals during the year include one (2007: none) of the Directors, details of whose remuneration are set out above. The details of the remuneration of the remaining four (2007: five) highest paid individuals are set out below:

(b) 五位最高薪酬人士

年內五位最高薪酬人士包括一位董事（二零零七年：無），其酬金詳情已載列於上文。餘下四位（二零零七年：五位）最高薪酬人士之酬金詳情如下：

	2008 **HK$'000** **港幣千元**	2007 HK$'000 港幣千元
Salaries, allowances and benefits in kind 薪金、津貼及非現金利益	**6,096**	9,286
Retirement scheme contributions 退休計劃供款	**180**	250
Bonuses paid and payable 已付及應付花紅	**712**	2,405
Compensation for loss of office 離職補償金	**37**	2,575
	7,025	14,516

The remuneration of the four (2007: five) highest paid individuals fell within the following bands:

四位（二零零七年：五位）最高薪酬人士之酬金介乎下列範圍：

		2008	2007
HK$1,500,001 - HK$2,000,000	1,500,001港元 – 2,000,000港元	4	-
HK$2,000,001 - HK$2,500,000	2,000,001港元 – 2,500,000港元	-	1
HK$2,500,001 - HK$3,000,000	2,500,001港元 – 3,000,000港元	-	2
HK$3,000,001 - HK$3,500,000	3,000,001港元 – 3,500,000港元	-	2
		4	5

The Company's remuneration policy is established to attract, motivate and retain high performing individuals so that they are committed to the success of our business, thereby enhancing shareholder value.

本公司訂定薪酬政策，以招攬、激勵及挽留出色人才，使其為本公司業務竭盡所能，從而為股東增值。

The Company has a share option scheme. The Remuneration Committee approves the granting of share options and reports such grants to the Board of Directors. The grant is made based on individual's performance and contributions.

本公司設有一項購股權計劃。薪酬委員會批准授出購股權，並向董事會報告授出情況。本公司根據個別員工之表現及貢獻授予購股權。

21. Operating profit

21. 經營盈利

Operating profit from continuing operations is stated after charging and crediting:

來自持續經營業務之經營盈利經扣除及計入下列各項後列賬：

	Group 集團	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Charging 經扣除		
Operating lease rentals on land and buildings 土地及樓宇之經營租賃租金	18,109	17,690
Loss on disposal of property, plant and equipment 出售物業、機器及設備之虧損	-	385
Auditors' remuneration 核數師酬金	2,836	2,820
Crediting 經計入		
Dividend income from listed investments 上市投資股息收入	3,342	3,129
Net rental income from investment properties 投資物業租金淨收入	27,248	19,357
Gain on disposal of property, plant and equipment 出售物業、機器及設備之收益	3	-

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

22. Net interest income/(expense) 22. 淨利息收入／(支出)

	Group 集團	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Continuing operations 持續經營業務		
Interest income on bank deposits 銀行存款之利息收入	3,195	7,665
Interest expense on bank loans and overdraft 銀行貸款及透支之利息支出	(1,054)	(968)
	2,141	6,697

23. Income tax expense 23. 所得税開支

Hong Kong profits tax has been provided for at the rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which Group operates.

香港利得稅乃以年內估計應課稅盈利按16.5% (二零零七年：17.5%) 稅率撥備。海外地區所得盈利之稅項乃根據年內估計應課稅盈利，按本集團經營業務所在國家之適用稅率計算。

	Group 集團	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Current income tax 現期所得税		
- Hong Kong profits tax － 香港利得税	48,294	78,975
- Overseas taxation － 海外税項	161	197
Deferred income tax 遞延所得税		
- Resulting from a decrease in tax rate － 税率調低所產生	(8,531)	-
- Deferred tax with respect to fair value (loss)/gain on investment properties － 投資物業公平值（虧損）／收益之遞延税項	(13,390)	44,990
- Other deferred tax credits － 其他遞延税項收益	(4,977)	(5,415)
	21,557	118,747

The taxation on the Group's profit before income tax differs from the theoretical amount that would arise using the taxation rate applicable to the places of operation of the Company and its subsidiaries as follows:

本集團之除所得稅前盈利所產生之稅項與假若採用本公司及其附屬公司經營地點適用稅率計算所產生之理論性金額有所不同，詳情如下：

	Group 集團	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Profit before income tax 除所得稅前盈利：		
- from continuing operations － 來自持續經營業務	**155,459**	677,379
- from discontinued operations － 來自已終止經營業務	**51,413**	2,131
Profit before income tax 除所得稅前盈利	**206,872**	679,510
Calculated at a taxation rate of 16.5% (2007: 17.5%) 按稅率16.5%（二零零七年：17.5%）計算	**34,134**	118,914
Income not subject to taxation 毋須課稅收入	**(10,684)**	(4,832)
Recognition of previously unrecognised temporary difference 確認過往未確認之暫時差異	**(55)**	(3,416)
Effect of different taxation rates in other countries 其他國家不同稅率之影響	**(2,718)**	(1,922)
Utilisation of previously unrecognised tax losses 動用以往未確認之稅項虧損	**-**	(632)
Over provision in prior year 過往年度超額撥備	**(63)**	(140)
Temporary difference recognised on undistributed profit in associates 就聯營公司未分配盈利確認之暫時差異	**(461)**	(78)
Effect of change in taxation rate 稅率變動之影響	**(8,531)**	-
Tax losses not recognised 未確認之稅項虧損	**7,849**	6,015
Expenses not deductible for taxation purposes 未能作出稅項扣減之開支	**1,423**	4,550
Withholding tax 預扣稅	**156**	268
Temporary difference not recognised 未確認之暫時差異	**507**	20
Income tax expense 所得稅開支	**21,557**	118,747

During the year, as a result of the change in the Hong Kong corporation tax rate from 17.5% to 16.5% that will be effective from 1 April 2008, the opening balances of net deferred tax liabilities have been remeasured.

年內，由於香港企業稅率由17.5%下調至16.5%（自二零零八年四月一日起生效），故遞延稅項負債之期初結餘已重新計量。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

24. Discontinued operations

The Group has disposed of its entire interest in the video and film post-production operation and music publishing operation during the year. Accordingly, the results of these operations are presented as discontinued operations in the consolidated income statement. An analysis of the results of the discontinued operations is as follows:

24. 已終止經營業務

本集團於年內已出售其於錄像及影片後期製作業務及音樂出版業務之所有權益，因此，該等業務之業績於綜合收益表內列作已終止經營業務。已終止經營業務之業績分析如下：

	Group 集團	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Revenue 收益	**7,528**	19,809
Other income 其他收入	**267**	10
Staff costs 員工成本	**(5,074)**	(8,643)
Cost of production materials 生產原料成本	**(2,753)**	(4,174)
Rental and utilities 租金及設施	**(526)**	(1,926)
Depreciation and amortisation 折舊及攤銷	**(62)**	(124)
Advertising and promotion 廣告及宣傳	**(21)**	(32)
Other operating expenses 其他經營開支	**(361)**	(2,100)
Net interest income/(expenses) 淨利息收入／(開支)	**7**	(689)
(Loss)/profit of discontinued operations 已終止經營業務(虧損)／盈利	**(995)**	2,131
Gain on disposal of discontinued operations 出售已終止經營業務之收益	**52,408**	-
Profit for the year from discontinued operations 全年已終止經營業務盈利	**51,413**	2,131

Staff costs for discontinued operations:

已終止經營業務之員工成本：

	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Wages and salaries 工資及薪金	**4,800**	8,125
Unutilised leave pay 未動用之有薪假期	**76**	(19)
Pension costs - defined contribution plans 退休金成本－定額供款計劃	**198**	579
Less: Forfeited contributions 減：已沒收供款	**-**	(42)
Net pension costs - defined contribution plans 淨退休金成本－定額供款計劃	**198**	537
	5,074	8,643

Profit of discontinued operations is stated after charging: **已終止經營業務之盈利經扣除下列各項後列賬：**

	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Operating lease rentals on land and buildings 土地及樓宇之經營租賃租金	97	719
Auditors' remuneration 核數師酬金	-	157

Cash flows from discontinued operations are as follows: **已終止經營業務之現金流量如下：**

	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Net cash (used in)/generated from operating activities 營運活動（所用）╱產生之淨現金	(3,459)	21,678
Net cash used in investing activities 投資活動所用之淨現金	(28)	(406)
Net cash used in financing activities 融資活動所用之淨現金	-	(19,719)
Net (decrease)/increase in cash and cash equivalents 現金及現金等值之淨（減少）╱增加	(3,487)	1,553

25. Profit attributable to shareholders

The profit of HK$172,768,000 (2007: HK$548,084,000) attributable to shareholders included profit of HK$275,252,000 (2007: HK$326,625,000) dealt with in the Company's own financial statements.

25. 股東應佔盈利

股東應佔盈利172,768,000港元（二零零七年：548,084,000港元），包括已記入本公司財務報表之盈利275,252,000港元（二零零七年：326,625,000港元）。

26. Dividends

(a) Dividends attributable to the year:

26. 股息

(a) 年內應佔股息：

	Company 公司	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Interim dividend paid, HK6 cents (2007: HK8 cents) per share 已付中期股息，每股6港仙（二零零七年：8港仙）	93,657	124,876
Final dividend proposed but not yet recognised, HK2 cents (2007: HK10 cents) per share 擬派末期股息但尚未確認，每股2港仙（二零零七年：10港仙）	31,219	156,095
	124,876	280,971

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

(b) Dividends paid during the year:

(b) 年內已付股息：

	Company 公司	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Interim dividend in respect of 2008, HK6 cents per share 二零零八年中期股息，每股6港仙	**93,657**	-
Interim dividend in respect of 2007, HK8 cents per share 二零零七年中期股息，每股8港仙	**-**	124,876
Final dividend in respect of 2007, HK10 cents per share 二零零七年末期股息，每股10港仙	**156,095**	-
Final dividend in respect of 2006, HK13 cents per share 二零零六年末期股息，每股13港仙	**-**	202,923
	249,752	327,799

27. Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the year attributable to shareholders of HK$172,768,000 (2007: HK$548,084,000) and 1,560,945,596 (2007: 1,560,945,596) shares in issue during the year.

Profit/(loss) attributable to shareholders:

27. 每股盈利

每股基本及攤薄盈利乃根據本年度股東應佔盈利172,768,000港元（二零零七年：548,084,000港元）及年內已發行之股份1,560,945,596股（二零零七年：1,560,945,596股）計算。

股東應佔盈利／(虧損)：

	Group 集團	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Continuing operations 持續經營業務	**121,355**	548,305
Discontinued operations 已終止經營業務	**51,413**	(221)
	172,768	548,084

As at 31 December 2008, there was no share options outstanding that enable the holders to subscribe for shares (2007: NIL) in the Company.

於二零零八年十二月三十一日，並沒有尚未行使之購股權使其持有人可認購本公司股份（二零零七年：無）。

28. Employee retirement schemes

The Group continues to operate a DB scheme, a DC scheme and a Top-up scheme. These schemes are exempted recognised occupational retirement schemes under the MPF Ordinance. The assets of these schemes are held separately from those of the Group in two administered trust funds. Schemes assets are managed by independent professional investment managers. The Group also operates a MPF scheme which is a master trust scheme established under trust arrangement.

(a) Defined benefit scheme

The defined benefit scheme is a final salary defined benefit plan.

Pension costs are assessed using the projected unit credit method. The pension costs are charged to the income statement so as to spread the regular cost over the service lives of employees. A full valuation based on the projected unit credit method has been carried out by Watson Wyatt Hong Kong Limited, an independent qualified actuary, and the pension costs are charged to the income statement in accordance with their advice. The actuarial valuations indicate that the Group's obligations under this defined benefit scheme is 91% (2007: 136%) covered by plan assets held by the trustees.

Changes in the present value of the defined benefit obligations are as follows:

28. 僱員退休計劃

本集團繼續提供界定利益計劃、定額供款計劃及補足計劃。該等計劃乃根據強積金條例規定之獲豁免認可職業退休計劃。該等計劃下之資產由兩項管理信託基金持有，與本集團資產獨立分開。該等計劃之資產由獨立專業投資經理管理。本集團亦實行一項強積金計劃，屬於根據信託安排成立之集成信託計劃。

(a) 界定利益計劃

界定利益計劃為最終薪酬界定利益計劃。

退休金成本採用預期累積單位法評估及在收益表中扣除，令經常性成本於僱員服務年期內分攤。獨立合資格精算師華信惠悅顧問有限公司根據預期累積單位法作出全面評估，根據精算師意見作出之退休金成本已在收益表中扣除。精算評估顯示本集團於該界定利益計劃下之責任獲得由受託人所持之計劃資產所覆蓋達91%（二零零七年：136%）。

界定利益責任之現值變動如下：

	Group 集團	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
At 1 January 於一月一日	**323,462**	279,674
Current service cost 現時服務成本	**14,312**	12,769
Interest cost 利息成本	**10,674**	10,271
Contributions by plan participants 計劃參與人之供款	**3,588**	3,782
Actuarial (gains)/losses 精算（收益）／損失	**(35,832)**	40,561
Benefits paid 已付利益	**(31,072)**	(23,595)
At 31 December 於十二月三十一日	**285,132**	323,462

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

Changes in the fair value of the plan assets are as follows: 計劃資產之公平值變動如下：

	Group 集團 2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
At 1 January 於一月一日	**440,856**	373,104
Expected return on plan assets 計劃資產之預期回報	**30,323**	25,855
Actuarial (losses)/gains 精算（損失）／收益	**(184,052)**	61,710
Contributions by plan participants 計劃參與人之供款	**3,588**	3,782
Benefits paid 已付利益	**(31,072)**	(23,595)
At 31 December 於十二月三十一日	**259,643**	440,856

The amounts recognised in the balance sheet are as follows: 於資產負債表確認之金額如下：

	Group 集團 2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Fair value of plan assets 計劃資產之公平值	**259,643**	440,856
Present value of funded obligations 注資責任之現值	**(285,132)**	(323,462)
	(25,489)	117,394
Unrecognised actuarial losses/(gains) 未確認精算損失／（收益）	**85,593**	(69,586)
Net asset 淨資產	**60,104**	47,808

The amounts recognised in the income statement are as follows: 於收益表確認之金額如下：

	Group 集團 2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Current service cost 現時服務成本	**14,312**	12,769
Interest cost 利息成本	**10,674**	10,271
Expected return on plan assets 計劃資產之預期回報	**(30,323)**	(25,855)
Net actuarial gains 精算收益淨額	**(6,959)**	(5,382)
Total income, included in staff costs (Note 20) 總收入，已計入員工成本內（附註20）	**(12,296)**	(8,197)

The plan assets are invested in unit trusts managed by independent investment managers. The approximate asset allocation as at the balance sheet date is as follows:

計劃資產以獨立投資經理管理之單位信託形式投資。於結算日之資產大致分配如下：

	Group 集團	
	2008	2007
	%	%
Equity instruments 股本工具	**67**	71
Debt instruments 債務工具	**27**	23
Cash 現金	**6**	6
	100	100

The expected rate of return on plan assets is based on market expectation, at the beginning of the period, for returns net of administration costs, over the entire life of the related obligations.

計劃資產之預期回報率乃按期初市場對相關責任於整段有效期內之預期回報經扣除行政開支後計算。

The plan has a benchmark asset mix of roughly 70% in global equities and 30% in bonds and cash. Based on current market expectation of long-term returns, the Group has decided to adopt an expected rate of return of 7%.

該計劃之基準資產組合包括約70%之全球股票及30%之債券及現金。基於現時市場對長期回報之預期，本集團決定採納7%之預期回報率。

The actual return on plan assets was a loss of HK$153,729,000 (2007: gain of HK$87,565,000).

計劃資產之實際回報為虧損153,729,000港元（二零零七年：收益87,565,000港元）。

The principal actuarial assumptions were as follows:

主要精算假設如下：

	Group 集團	
	2008	2007
	%	%
Discount rate 貼現率	**1.30**	3.40
Expected rate of return on plan assets 計劃資產預期回報率	**7.00**	7.00
Expected rate of future salary increases 未來薪酬預期增長率	**4.00**	4.00

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

Amounts for the current and previous three years are as follows:

本年度及過往三個年度之金額如下：

	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元	2006 HK$'000 港幣千元	2005 HK$'000 港幣千元
Fair value of plan assets 計劃資產之公平值	259,643	440,856	373,104	317,269
Present value of defined benefit obligation 界定利益責任之現值	(285,132)	(323,462)	(279,674)	(235,126)
(Deficit)/Surplus (虧絀)／盈餘	(25,489)	117,394	93,430	82,143
Experience (losses)/gains on plan assets 計劃資產之經驗(虧損)／收益	(184,052)	61,710	41,797	6,782
Experience gains/(losses) on plan liabilities 計劃負債之經驗收益／(虧損)	93,608	(29,180)	(17,357)	(2,506)

Based on an actuarial valuation of the plan as at 1 April 2008, the Group was recommended by the actuary to suspend contribution to the DB scheme until 31 March 2011. The next actuarial valuation that will determine the level of the Group's future contribution will be conducted not later than 1 April 2011.

根據一項於二零零八年四月一日對該計劃進行之精算估值，精算師建議本集團於二零一一年三月三十一日之前暫停向該界定利益計劃供款。下次精算估值將不遲於二零一一年四月一日進行，並將釐定本集團之未來供款水平。

(b) MPF scheme

The Group makes regular contributions of 5% of the employees' relevant income (which is subject to a cap of HK$20,000) to the MPF scheme ("MPF Contribution").

(b) 強積金計劃

本集團按僱員有關收入(上限為20,000港元)之5%就強積金計劃作出定期供款(「強積金計劃供款」)。

(c) Top-up scheme

The Group makes regular contribution of 10% of the employees' monthly basic salary (which is subject to a cap of HK$50,000). Out of the 10% contribution, it is firstly applied to MPF Contribution and the balance will be made to the Top-up Scheme.

There were no material forfeited pension scheme contributions during the current and prior year to reduce contributions in future years.

(c) 補足計劃

本集團按僱員每月基本薪金(上限為50,000港元)之10%作出定期供款。在10%之供款當中，首先應用於強積金計劃供款，而餘額則用於補足計劃。

本年度及上一年度概無任何重大已沒收之退休金計劃供款可用以減少日後之供款。

(d) Defined contribution scheme

The contributions to the defined contribution pension scheme are currently at 10-15% of the employees' monthly salaries.

There were no material forfeited pension scheme contributions during the current and prior year to reduce contributions in future years.

(d) 定額供款計劃

定額供款退休金計劃之供款目前為僱員月薪之10%至15%。

本年度及上年度概無任何重大已沒收之退休金計劃供款可用以減少日後之供款。

29. Operating lease commitments

29. 經營租賃承擔

As at 31 December 2008, the Group had future minimum lease payment under non-cancelable operating leases for land and buildings as follows:

於二零零八年十二月三十一日，本集團根據土地及樓宇之不可撤銷經營租賃之未來最低租賃付款如下：

	Group 集團	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Not later than one year 不超過一年	**16,585**	18,060
Later than one year but not later than five years 超過一年但不超過五年	**1,088**	14,883
	17,673	32,943

30. Capital Commitments

30. 資本承擔

	Group 集團	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Capital commitments for property, plant and equipment 物業、機器及設備之資本承擔		
Contracted, but not provided for 已訂約但未撥備	**7,898**	6,068
Authorised, but not contracted for 已批准但未訂約	**50,518**	33,388
	58,416	39,456

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

31. Notes to the Consolidated Cash Flow Statement 31. 綜合現金流量表附註

(a) Reconciliation of operating profit to cash generated from operations:

(a) 經營盈利與營運產生之現金對賬表：

	Group 集團 2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Operating profit from: 經營盈利來自：		
continuing operations 持續經營業務	**152,131**	667,302
discontinued operations 已終止經營業務	**51,406**	2,820
	203,537	670,122
Gain on disposal of available-for-sale financial assets 出售可供出售之金融資產收益	**-**	(1,370)
Fair value loss/(gain) on investment properties 投資物業公平值虧損／(收益)	**81,150**	(266,300)
Depreciation and amortisation 折舊及攤銷	**53,869**	57,437
Dividend income from listed investments 上市投資股息收入	**(3,341)**	(3,129)
(Gain)/loss on disposal of property, plant and equipment 出售物業、機器及設備(收益)／虧損	**(3)**	385
Pension income 退休金收入	**(12,296)**	(8,197)
(Decrease)/increase in amounts due to associates 應付聯營公司款項(減少)／增加	**(108)**	31
(Increase)/decrease in inventories 存貨(增加)／減少	**(16,590)**	6,176
Decrease in accounts receivable 應收款項減少	**41,171**	50,467
(Increase)/decrease in prepayments, deposits and other receivables 預付費用、按金及其他應收款項(增加)／減少	**(8,077)**	604
(Decrease)/increase in accounts payable and accrued liabilities 應付款項及應計負債(減少)／增加	**(7,181)**	2,847
(Decrease)/increase in subscriptions in advance 預收訂閱費(減少)／增加	**(1,245)**	2,758
Gain on disposal of subsidiaries 出售附屬公司之收益	**(52,408)**	-
Cash generated from operations 營運產生之現金	**278,478**	511,831

(b) Disposal of subsidiaries:

(b) 出售附屬公司：

	Group 集團 2008 HK$'000 港幣千元
Aggregate net asset at date of disposal (excluding cash and cash equivalents):	
於出售日期之淨資產總額（不包括現金及現金等值）：	
Property, plant and equipment 物業、機器及設備	**515**
Inventories 存貨	**762**
Accounts receivable 應收款項	**2,705**
Prepayments, deposits and other receivables 預付費用、按金及其他應收款項	**1,071**
Accounts payable and accrued liabilities 應付款項及應計負債	**(3,974)**
Translation reserve 匯兌儲備	**(594)**
	485
Gain on disposal of subsidiaries 出售附屬公司之收益	**52,408**
	52,893
Satisfied by: 支付方式：	
Cash consideration 現金代價	**55,472**
Less: Cash and cash equivalents disposed of 減：出售之現金及現金等值	**(654)**
Direct cost incurred 產生之直接成本	**(1,925)**
Total net cash consideration 淨現金代價總額	**52,893**
Less: Amount to be received in the year ended 31 December 2009	
減：截至二零零九年十二月三十一日止年度之應收款項	**(1,472)**
Proceeds from disposal of subsidiaries 出售附屬公司所得款項	**51,421**

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

(c) Analysis of changes in financing during the year:

(c) 本年度融資變動分析：

	Group 集團		
	Short-term Bank loans 短期銀行貸款 HK$'000 港幣千元	Long-term Bank loans 長期銀行貸款 HK$'000 港幣千元	Minority interests 少數股東權益 HK$'000 港幣千元
Balance at 1 January 2007 於二零零七年一月一日之結餘	1,990	17,000	11,832
Non cash movements 非現金變動			
Share of profits 應佔盈利	-	-	12,679
Exchange difference 匯兌差額	-	-	(144)
Cash movements 現金變動			
Dividend paid to a minority shareholder of a subsidiary 向一間附屬公司之少數股東支付股息	-	-	(7,800)
Repayment of bank loans 償還銀行貸款	(1,990)	(17,000)	-
Balance at 31 December 2007 於二零零七年十二月三十一日之結餘	-	-	16,567
Balance at 1 January 2008 於二零零八年一月一日之結餘	-	-	**16,567**
Non cash movements 非現金變動			
Share of profits 應佔盈利	-	-	**12,547**
Cash movements 現金變動			
Dividend paid to a minority shareholder of a subsidiary 向一間附屬公司之少數股東支付股息	-	-	**(9,000)**
Balance at 31 December 2008 於二零零八年十二月三十一日之結餘	-	-	**20,114**

(d) Cash and bank balances

(d) 現金及銀行結餘

	Group 集團		Company 公司	
	2008 HK$'000 港幣千元	2007 HK$'000 港幣千元	**2008 HK$'000 港幣千元**	2007 HK$'000 港幣千元
Cash at bank and in hand 銀行及手頭現金	**108,675**	125,882	**610**	609
Short-term bank deposits 短期銀行存款	**163,340**	131,803	**-**	-
	272,015	257,685	**610**	609

32. Financial instruments

The Group's activities expose it to a variety of financial risks, particularly interest rate, currency, price, liquidity and credit risks. Where appropriate, the Group's risk management policies seek to minimise potential adverse effects of these risks on the financial performance of the Group. The policies for managing these risks are summarised below.

(a) Interest rate risk

The Group has cash balances placed with authorised financial institutions, which generate interest income for the Group. The Group manages its interest rate risk by placing such balances on various maturities and interest rate terms.

All of the Group's bank loans and overdraft are arranged at floating interest rates and exposed to interest rate risk. The Group manages the risk by setting roll-over periods of various duration after due consideration of market conditions and expectation of future interest rate.

The following table details the interest rate profile of the Group's short-term bank deposits and interest-bearing borrowings:

32. 金融工具

本集團之業務面對多種財務風險，特別是利率、貨幣、價格、流動資金及信貸等風險。本集團之風險管理政策旨在適當情況下，尋求把該等風險潛在之負面因素對本集團財務表現之影響降至最低。該等風險管理政策概述如下。

(a) 利率風險

本集團之現金結餘存放於認可金融機構，可為本集團帶來利息收入。本集團透過將該等結餘以不同到期日及利率條款存放之方式管理其利率風險。

本集團之所有銀行貸款及透支均以浮動利率安排，故須承擔利率風險。本集團透過審慎考慮市場條件情況及未來利率趨勢後，設定多個不同期限之滾動式貸款，以控制此風險。

下表列示本集團短期銀行存款及附息借款之利率詳情：

	Group 集團			
	2008		2007	
	Effective interest rate 實際利率 %	HK$'000 港幣千元	Effective interest rate 實際利率 %	HK$'000 港幣千元
Short-term bank deposits 短期銀行存款	**0.92**	**163,340**	3.51	131,803
Bank overdraft 銀行透支	**-**	**-**	6.57	(19,172)
Net exposure 淨風險		**163,340**		112,631

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

At 31 December 2008, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would increase/decrease the Group's profit for the year and total equity by approximately HK$1,633,000 (2007: HK$1,126,000).

於二零零八年十二月三十一日，倘利率整體調高／調低100個基點，而所有其他變數維持不變，則估計本集團年度盈利及總權益將增加／減少約1,633,000港元（二零零七年：1,126,000港元）。

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the interest-bearing financial instruments in existence at that date. The 100 basis points increase or decrease represents management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2007.

上述敏感度分析乃假設利率變動已於結算日發生，並已應用於在該日已存在之計息金融工具。調高或調低100個基點乃管理層對截至下年度結算日止期間的利率之合理可能變動之估計。上述分析乃按與二零零七年相同之基準進行。

(b) Currency risk

(b) 貨幣風險

The currency risk of the Group arises mainly from its purchases of raw material and capital expenditure and sales transactions denominated in currencies other than its functional currency. In addition, the Group also has foreign currency deposits and foreign currency borrowings that are exposed to currency risk. The currencies giving rise to this risk are primarily Renminbi and Euros.

本集團之貨幣風險主要源自以非功能貨幣為結算貨幣之原材料採購及資本開支及銷售交易。此外，本集團亦須承受外幣存款及外幣貸款之貨幣風險。產生該等風險之貨幣主要為人民幣及歐元。

The Group closely monitors the changes in foreign currency exchange rates, and hedging strategies will be adopted where appropriate. The Group did not adopt any hedging strategies during the year as currency risk was considered to be insignificant.

本集團密切注意外幣匯率之變動，並會在適當情況下採用對沖策略。由於認為貨幣風險並不重大，故本集團於本年度並無採用任何對沖策略。

The Group's exposure to currency risk at the balance sheet date is summarised as follows:

本集團於結算日所面臨之貨幣風險概要如下：

	Group 集團			
	2008		2007	
	Renminbi '000 人民幣千元	Euros '000 千歐元	Renminbi '000 人民幣千元	Euros '000 千歐元
Accounts receivable 應收款項	12,114	-	3,299	-
Accounts payable 應付款項	(4,612)	(9)	(1,007)	(31)
Cash and bank balances 現金及銀行結餘	6,433	-	2,933	-
Bank overdraft 銀行透支	-	-	(18,000)	-
Net exposure 淨風險	13,935	(9)	(12,775)	(31)

The following table indicates the approximate changes in the Group's profit for the year (and retained profits) and total equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date.

下表載述各種本集團於結算日承擔重大貨幣風險的主要外幣，其匯率在合理可能之變動下，對本集團之年度盈利（及保留盈利）及總權益之概約影響。

	Group 集團							
	2008				2007			
	Increase/(decrease) in foreign exchange rates 外幣匯率上升／(下跌)	Increase/(decrease) in profit for the year and retained profits 年度盈利及保留盈利增加／(減少) HK$'000 港幣千元	Increase/(decrease) in translation reserve 匯兌儲備增加／(減少) HK$'000 港幣千元	Increase/(decrease) in total equity 總權益增加／(減少) HK$'000 港幣千元	Increase/(decrease) in foreign exchange rates 外幣匯率上升／(下跌)	Increase/(decrease) in profit for the year and retained profits 年度盈利及保留盈利增加／(減少) HK$'000 港幣千元	(Decrease)/increase in translation reserve 匯兌儲備(減少)／增加 HK$'000 港幣千元	(Decrease)/increase in total equity 總權益(減少)／增加 HK$'000 港幣千元
Renminbi 人民幣	10%	3	1,574	1,577	10%	9	(1,380)	(1,371)
	(10%)	(3)	(1,574)	(1,577)	(10%)	(9)	1,380	1,371
Euros 歐元	10%	(6)	(2)	(8)	10%	(29)	-	(29)
	(10%)	6	2	8	(10%)	29	-	29

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to each of the Group entities' exposure to currency risk for financial instruments in existence at that date; and that all other variables, in particular interest rates, remain constant.

此敏感度分析乃假設外幣匯率變動已於結算日發生，並已應用於本集團各企業在該日已存在之金融工具之貨幣風險，而所有其他變數（特別是利率）保持不變。

The stated changes represent management's assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. In this respect, it is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would not be materially affected by any changes in movement in value of the United States dollar against other currencies. Results of the analysis as presented in the above table represent an aggregation of the effects on each of the Group entities' profit for the year and total equity measured in the respective functional currencies, translated into Hong Kong dollars at the exchange rate ruling at the balance sheet date for presentation purposes. The analysis is performed on the same basis for 2007.

上述變動乃管理層對截至下年度結算日止期間的外幣匯率之合理可能變動之估計。就此而言，假設港元與美元之聯繫匯率不會因美元兌其他貨幣之匯率之任何變動而遭受重大影響。上表所呈列之分析結果乃對本集團各企業以各自功能貨幣計算之全年盈利及總權益，為呈報目的而按結算日之適用匯率換算為港元時所產生的影響之總和。上述分析乃按與二零零七年相同之基準進行。

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

(c) Equity price risk

The Group has investments in shares of companies listed on the Stock Exchange of Hong Kong Limited which are classified as available-for-sale financial assets in the financial statements. These shares are mainly constituents of the Hang Seng Hong Kong Composite Index. The market values of these investments are affected by, amongst others, changes in market prices as a result of changes in global economic conditions, macro and micro economic factors affecting the country where the investments are quoted, and factors specific to the investee companies.

The fluctuations in market prices due to the above factors are unforeseen. The Group monitors changes in these factors, and responds to them as and when appropriate and necessary.

At 31 December 2008, it is estimated that a 10% increase/decrease in Hang Seng Hong Kong Composite Index, with all other variables held constant, the Group's investment revaluation reserve and total equity would increase by approximately HK$5,811,000 and decrease by HK$32,095,000 (2007: increase of HK$33,158,000 and decrease of HK$45,624,000 respectively).

The sensitivity analysis has been determined assuming that the reasonably possible changes in the stock market index had occurred at the balance sheet date and had been applied to the available-for-sale financial assets in existence at that date. It is also assumed that the fair values of the Group's investments would change in accordance with the historical correlation with the relevant stock market index and that none of the Group's investments would be considered impaired as a result of a reasonably possible decrease in the relevant stock market index. The stated changes represent management's assessment of reasonably possible changes in the relevant stock market index over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2007.

(c) 股價風險

本集團持有在香港聯合交易所有限公司上市之公司之股份，於財務報表中被歸類為可供出售之金融資產。該等股份主要為恒生香港綜合指數之成份股。該等投資之市值乃受各種因素影響，其中包括：由全球經濟情況變化而導致之市場價格變化、影響投資所在國家之宏觀及微觀經濟因素以及所投資公司之特定因素。

由上述因素導致之市場價格波動難以預料，惟本集團會密切注意該等因素之變化，以在適當及需要時作出回應。

於二零零八年十二月三十一日，倘恒生香港綜合指數上升／下跌10%，而所有其他變數維持不變，則本集團之投資重估儲備及總權益將分別增加約5,811,000港元及減少32,095,000港元（二零零七年：分別增加33,158,000港元及減少45,624,000港元）。

該敏感度分析乃假設證券市場指數於結算日已發生合理可能變動，並已應用於在該日已存在之可供出售金融資產。另外亦假設本集團之投資之公平值會根據與相關證券市場指數之歷史關連而變動，而本集團之投資並無因相關證券市場指數之合理可能下跌而被認為減值。上述變動乃管理層對截至下年度結算日止期間的相關證券市場指數之合理可能變動之估計。該分析乃按與二零零七年相同之基準進行。

(d) Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulty in meeting its obligations associated with financial liabilities. The Group's objective in managing this risk is to maintain a balance between the continuity and the flexibility of funding through the use of bank loans and overdraft. In addition, banking facilities have been put in place for contingency purposes.

The following table details the remaining contractual maturities at the balance sheet date of the Group's financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates as at the balance sheet date) and the earliest date on which the Group can be required to pay:

(d) 流動資金風險

流動資金風險指本集團於履行與金融負債相關之義務時遭遇困難之風險。本集團管理該風險之目標乃透過使用銀行貸款及透支，維持資金連續性與靈活性之平衡。此外，本集團亦已安排銀行信貸以應不時之需。

下表列示於結算日本集團金融負債之餘下合約期限詳情，乃基於按合約未貼現之現金流量（包括採用合約利率計算之利息付款，或若為浮動利率，則基於結算日之利率）及本集團須支付款項之最早日期：

	Group 集團			
	2008		2007	
	Accounts payable 應付款項 HK$'000 港幣千元	**Bank overdraft 銀行透支 HK$'000 港幣千元**	Accounts payable 應付款項 HK$'000 港幣千元	Bank overdraft 銀行透支 HK$'000 港幣千元
Within 1 year or on demand 一年內或按要求	**34,567**	**-**	23,327	19,172
More than 1 year but less than 2 years 超過一年但少於兩年	**-**	**-**	-	-
More than 2 years but less than 5 years 超過兩年但少於五年	**-**	**-**	-	-
Total contractual undiscounted cash flow 按合約未貼現之現金流量總額	**34,567**	**-**	23,327	19,172
Carrying amount 賬面值	**34,567**	**-**	23,327	19,172

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

(e) Credit risk

The Group's credit risk arises mainly from its bank deposits and accounts receivable. To mitigate the risk arising from banks, the Group places its deposits with a number of authorised financial institutions.

The Group manages its credit risk associated with accounts receivable through the application of credit approvals, credit ratings and monitoring procedures. The Group also obtains bankers' guarantees or cash deposits as collateral from certain customers.

Credit sales are only made to customers with appropriate credit history or high credit standing while sales to new customers or customers of low credit standing are usually made on an advance payment or cash on delivery basis.

The maximum exposure to credit risk without taking account of any collateral held is represented by the carrying amount of bank balances and accounts receivable after deducting any impairment allowance.

At the balance sheet date, there is no concentration of credit risk as the Group's five largest customers accounted for 35% (2007: 26%) of total accounts receivable balance only.

Further quantitative disclosures in respect of the Group's exposure to credit risk arising from accounts receivable are set out in note 13 to the financial statements.

(e) 信貸風險

本集團之信貸風險主要來自其銀行存款及應收款項。本集團將其存款存放於數間認可之金融機構，以減低來自銀行之風險。

本集團透過採用信貸審批、信貸評級及監控程序等措施，管理其應收款項相關之信貸風險。本集團亦取得銀行擔保或現金按金作為若干客戶所欠款項之抵押。

本集團僅允許具有良好信貸記錄或較高信貸評級之客戶進行賒購，對於新客戶或信貸評級較低之客戶，通常採用預先付款或貨到付款方式進行交易。

本集團所面臨之最大信貸風險（未計及所持有之任何抵押）為扣除任何減值撥備後之銀行結餘及應收款項之賬面值。

於結算日，由於本集團五位最大客戶僅佔應收款項結餘總額之35%（二零零七年：26%），故並無信貸集中風險。

有關本集團所面臨之應收款項之信貸風險，於財務報表附註13有以數量形式的進一步披露。

33. Subsidiaries and Associates

Particulars of the Company's principal subsidiaries and the Group's principal associates at 31 December 2008 are as follows:

Subsidiaries

33. 附屬公司及聯營公司

於二零零八年十二月三十一日，本公司之主要附屬公司及本集團之主要聯營公司之詳情如下：

附屬公司

Company 公司名稱	Place of incorporation/ registration and operations (Kind of legal entity) 成立／註冊及營業地區（法定企業類別）	Nominal value of issued/ registered share capital 已發行／註冊股本面值	Proportion held 持有比率 Direct 直接	 Indirect 間接	Nature of business 業務性質
Coastline International Limited	The Commonwealth of The Bahamas 巴哈馬共和國	Ordinary US$2 普通股 2美元	-	100%	Property holding 物業持有
Lyton Investment Limited	The Commonwealth of The Bahamas 巴哈馬共和國	Ordinary US$2 普通股 2美元	-	100%	Property holding 物業持有
Macheer Properties Limited	The British Virgin Islands 英屬維爾京群島	Ordinary US$1 普通股 1美元	-	100%	Property holding 物業持有
Mai Xin Advertising Communications (Beijing) Co., Ltd. 邁新廣告傳播（北京）有限公司	The People's Republic of China (Wholly Foreign-owned Enterprise) 中華人民共和國（外商獨資企業）	Registered capital US$2,100,000 註冊資本 2,100,000美元	-	100%	Advertising agent 廣告代理
SCMP (1994) Limited	Hong Kong 香港	Ordinary HK$2 普通股 2港元	100%	-	Investment holding 投資控股

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

Company 公司名稱	Place of incorporation/ registration and operations (Kind of legal entity) 成立／註冊及營業地區（法定企業類別）	Nominal value of issued/ registered share capital 已發行／註冊股本面值	Proportion held 持有比率 Direct 直接	Proportion held 持有比率 Indirect 間接	Nature of business 業務性質
SCMP Book Publishing Limited 博益出版（集團）有限公司	Hong Kong 香港	Ordinary HK$2,000,000 普通股 2,000,000港元	-	100%	Book publishing 書籍出版
SCMP Hearst Publications Limited	Hong Kong 香港	Ordinary HK$10,000 普通股 10,000港元	-	70%	Magazine publishing 雜誌出版
SCMP Magazines Publishing (HK) Limited	Hong Kong 香港	Ordinary HK$10,000 普通股 10,000港元	-	100%	Magazine publishing 雜誌出版
SCMP Magazines Publishing Limited 南華早報刊物出版有限公司	Hong Kong 香港	Ordinary HK$10,000 普通股 10,000港元	-	100%	Publication and advertising 出版及廣告
SCMP Maxim Limited	Hong Kong 香港	Ordinary HK$2 普通股 2港元	-	100%	Magazine publishing 雜誌出版
SCMP.com Holdings Limited#	The British Virgin Islands 英屬維爾京群島	Ordinary US$1 普通股 1美元	100%	-	Investment holding 投資控股
Shanghai Hu Ying Advertising Co., Ltd.# 上海滬盈廣告有限公司#	The People's Republic of China (Wholly Foreign-owned Enterprise) 中華人民共和國（外商獨資企業）	Registered capital US$2,100,000 註冊資本 2,100,000美元	-	100%	Advertising agent 廣告代理

Company 公司名稱	Place of incorporation/ registration and operations (Kind of legal entity) 成立／註冊及營業地區（法定企業類別）	Nominal value of issued/ registered share capital 已發行／註冊股本面值	Proportion held 持有比率 Direct 直接	 Indirect 間接	Nature of business 業務性質
Shanghai Nan Hong Information Services Co., Ltd. 上海南鴻信息服務有限公司	The People's Republic of China (Wholly Foreign-owned Enterprise) 中華人民共和國（外商獨資企業）	Registered capital US$5,500,000 註冊資本 5,500,000美元	-	100%	Provision of consulting and advisory service 提供諮詢及顧問服務
South China Morning Post Publishers Limited 南華早報出版有限公司	Hong Kong 香港	Ordinary HK$201,000,000 普通股 201,000,000港元	-	100%	Newspaper and magazine publishing 報章及雜誌出版
South China Morning Post (S) Pte Ltd	Singapore 新加坡	Ordinary S$3 普通股 3新加坡元	-	100%	Advertising agent 廣告代理
Sunny Bright Development Limited 新利輝發展有限公司	Hong Kong 香港	Ordinary HK$2 普通股 2港元	-	100%	Property holding 物業持有
Sunny Success Development Limited 新利成發展有限公司	Hong Kong 香港	Ordinary HK$2 普通股 2港元	-	100%	Property holding 物業持有

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

Associates **聯營公司**

Company 公司名稱	Place of incorporation and operations 成立及營業地區	Nominal value of issued share capital 已發行股本面值	Percentage of equity attributable to the Group 本集團應佔股本百分比	Nature of business 業務性質
Dymocks Franchise Systems (China) Limited#	Hong Kong 香港	Ordinary HK$7,700,000 普通股 7,700,000港元	45%	Bookshop operation 經營書店
The Post Publishing Public Company Limited#	Thailand 泰國	Ordinary Baht500,000,000 普通股 500,000,000泰銖	21.3%	Newspaper and magazine publishing 報章及雜誌出版

The accounts of these companies were not audited by PricewaterhouseCoopers Hong Kong or other PricewaterhouseCoopers International member firms.

該等公司之賬目並非由香港羅兵咸永道會計師事務所，或其他羅兵咸永道會計師事務所國際成員公司審核。

The above table lists the subsidiaries of the Company and associates of the Group which, in the opinion of the Directors, principally affected the results of the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

董事認為，以上表列之本公司附屬公司及本集團之聯營公司對本集團年內業績有重大影響，或佔本集團資產淨值重大比例。董事認為，載列其他附屬公司及聯營公司之詳細資料會使所需篇幅過份冗長。

34. Related Party Transactions

On 11 February 2008, Kerry Media Limited, a company incorporated in the British Virgin Islands, became the immediate holding company of the Company. Kerry Group Limited, a company incorporated in the Cook Islands, is the ultimate holding company of Kerry Media Limited. The directors regard Kerry Group Limited as the ultimate holding company of the Company as of the balance sheet date.

(a) Transactions with Kerry Group

Significant transactions with Kerry Group Limited and its group of subsidiaries ("Kerry Group") since its becoming the Group's holding company are as follows:

34. 關連人士交易

於二零零八年二月十一日，Kerry Media Limited（一間於英屬維爾京群島註冊成立之公司）成為本公司之直接控股公司。Kerry Group Limited（一間於科克群島註冊成立之公司）為Kerry Media Limited之最終控股公司。於結算日，董事視Kerry Group Limited為本公司之最終控股公司。

(a) 與Kerry Group之交易

自成為本集團之控股公司後，Kerry Group Limited及其附屬公司（「Kerry Group」）與本公司之重大交易如下：

	Group 集團 2008 HK$'000 港幣千元
Rendering of services 提供服務	
– Advertising revenue 廣告收益	2,168
– Magazine production service fee 雜誌製作之服務費	1,701
	3,869

(b) Balances arising from transactions with Kerry Group

(b) 與Kerry Group進行交易之結餘

	Group 集團 2008 HK$'000 港幣千元
Receivables arising from advertising services 廣告服務所產生之應收賬款	132
Receivables arising from magazine production services 雜誌製作服務所產生之應收賬款	636
	768

NOTES TO THE FINANCIAL STATEMENTS 財務報表附註

(c) Key management personnel compensation **(c) 主要管理人員之酬金**

	Group 集團 2008 HK$'000 港幣千元	2007 HK$'000 港幣千元
Salaries and other short-term employee benefits 薪金及其他短期僱員福利	**19,199**	22,068
Post-employment benefits 退休後福利	**500**	537
Termination benefits 解僱補償	**239**	-
	19,938	22,605

35. Approval of the Financial Statements

The financial statements were approved by the Board of Directors on 30 March 2009.

35. 財務報表之批准

本財務報表已於二零零九年三月三十日獲董事會批准。

Five-year Financial Summary 五年財務概要

SELECTED FINANCIAL DATA 經揀選財務數據

(in HK$ millions, except per share amounts) (百萬港元，每股金額除外)	Year ended 31 December 截至十二月三十一日止年度 2008	2007	2006	2005	2004
OPERATING RESULTS 經營業績					
Revenue 收益	**1,045**	1,252	1,213	1,120	1,375
Operating profit from principal activities 主要業務之經營盈利	**226**	398	378	287	264
Fair value gain/(loss) on investment properties 投資物業公平值收益／(虧損)	**(81)**	266	40	50	18
Operating profit 經營盈利	**204**	670	420	306	363
Share of profits/(losses) of associates and a jointly controlled entity 應佔聯營公司及共同控制企業盈利／(虧損)	**1**	3	6	4	8
Income tax expense 所得稅開支	**(22)**	(119)	(80)	(59)	(48)
Net profit attributable to shareholders 股東應佔盈利淨額	**173**	548	339	246	317
PER SHARE OF COMMON STOCK 普通股每股					
Operating profit from principal activities per share (in HK cents) 主要業務之每股經營盈利（港仙）	**14.50**	25.48	24.19	18.41	16.92
Basic earnings per share (in HK cents) 每股基本盈利（港仙）	**11.07**	35.11	21.69	15.78	20.32
Diluted operating profit from principal activities per share (in HK cents) 主要業務之每股攤薄經營盈利（港仙）	**N/A 不適用**	N/A 不適用	N/A 不適用	N/A 不適用	N/A 不適用
Diluted earnings per share (in HK cents) 每股攤薄盈利（港仙）	**N/A 不適用**	N/A 不適用	N/A 不適用	N/A 不適用	N/A 不適用
Dividend per share (in HK cents) 每股股息（港仙）	**8.00**	18.00	19.00	15.00	15.00
Net asset value per share (in HK$) 每股資產淨值（港元）	**1.22**	1.39	1.21	1.10	1.08
FINANCIAL POSITION 財務狀況					
Property, plant and equipment 物業、機器及設備	**503**	534	567	623	602
Total assets 資產總值	**2,268**	2,560	2,293	2,138	2,207
Bank loans 銀行貸款	**-**	-	(19)	(69)	(247)
Total liabilities 負債總額	**(337)**	(372)	(398)	(407)	(509)
Net assets attributable to shareholders 股東應佔之資產淨值	**1,910**	2,172	1,883	1,721	1,685
Number of shares in issue 已發行股份數目	**1,560,945,596**	1,560,945,596	1,560,945,596	1,560,945,596	1,560,945,596
KEY RATIOS 重要比率					
Operating profit from principal activities to revenue 主要業務經營盈利佔收益	**22%**	32%	31%	26%	19%
Return on average equity 平均股本回報率	**8%**	27%	19%	14%	20%
Return on average total assets 平均資產總值回報率	**7%**	23%	15%	11%	15%
Gearing 資產負債比率	**-**	-	-	-	-
Current assets to current liabilities 流動資產比流動負債	**2.47**	2.40	2.16	1.71	1.58
FULL TIME EMPLOYEES 全職僱員人數	**943**	1,032	1,016	1,044	1,035

Corporate Information 公司資料

Shareholder Information Online
www.scmpgroup.com
Our website has up-to-date information about our company including financial information, press releases and other corporate information

Investor Relations
Ponch Poon
(852) 2565 2319
investor.relations@scmp.com

Corporate Communications
Michael McComb
(852) 2250 3130
communications@scmp.com

Company Secretary
Vera Leung
(852) 2680 8805
corporatesecretarial@scmp.com

Career Opportunities
We offer career opportunities in journalism, advertising, circulation, marketing, production, human resources, finance and information technology. Applicants can send their applications to career@scmp.com

Share Registrars
Computershare Hong Kong Investor Services Limited
46/F, Hopewell Centre,
183 Queen's Road East, Hong Kong

Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke HM08, Bermuda

Registered Office
Canon's Court, 22 Victoria Street,
Hamilton HM12, Bermuda

Head Office and Principal Place of Business
Morning Post Centre, 22 Dai Fat Street,
Tai Po Industrial Estate, New Territories,
Hong Kong
(852) 2680 8888

15-16/F, Somerset House, 979 King's Road,
Quarry Bay, Hong Kong
(852) 2565 2565
(852) 2565 2222

網上股東資料
www.scmpgroup.com
本公司網頁已登載有關本公司之最新資料，包括財務資料、新聞稿及其他公司資料

投資者關係聯絡人
潘志偉
(852) 2565 2319
investor.relations@scmp.com

企業傳訊聯絡人
Michael McComb
(852) 2250 3130
communications@scmp.com

公司秘書
梁慧寶
(852) 2680 8805
corporatesecretarial@scmp.com

事業發展機會
本公司在新聞工作、廣告、發行、市場推廣、製作、人力資源、財務及資訊科技領域提供事業發展機會。有意申請者可將應聘資料傳送至career@scmp.com

股票過戶登記處
香港中央證券登記有限公司
香港皇后大道東183號
合和中心46樓

Butterfield Fulcrum Group (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road,
Pembroke HM08, Bermuda

註冊辦事處
Canon's Court, 22 Victoria Street,
Hamilton HM12, Bermuda

總辦事處及主要營業地點
香港
新界大埔工業邨
大發街22號南華早報中心
(852) 2680 8888

香港鰂魚涌
英皇道979號常盛大廈15樓及16樓
(852) 2565 2565
(852) 2565 2222

Stock Listing
Listed on the main board of
the Hong Kong Stock Exchange
Ticker: 0583.HK

Annual General Meeting
The annual general meeting will be held
on 25 May 2009 at 11:00 a.m. at
Island Ballroom A, Level 5, Island Shangri-La Hotel,
Pacific Place, Supreme Court Road, Hong Kong

Company Listings

Newspaper Publishing
South China Morning Post Publishers Limited
Morning Post Centre, 22 Dai Fat Street,
Tai Po Industrial Estate, New Territories,
Hong Kong
(852) 2680 8888

Magazine Publishing
SCMP Hearst Publications Limited
SCMP Maxim Limited
SCMP Magazines Publishing (HK) Limited
15/F, Somerset House, 979 King's Road,
Quarry Bay, Hong Kong
(852) 2565 2565

Principal Banker
The Hongkong and Shanghai Banking Corporation Limited
1 Queen's Road Central, Hong Kong

Legal Advisers
Clifford Chance
28/F, Jardine House,
One Connaught Place, Hong Kong

Deacons
5/F, Alexandra House,
18 Chater Road,
Central, Hong Kong

Appleby
8/F, Bank of America Tower,
12 Harcourt Road,
Central, Hong Kong

股份上市資料
在香港聯合交易所主板上市
股份代號：0583.HK

股東週年大會
股東週年大會將於二零零九年五月二十五日
上午十一時正假座香港法院道太古廣場
港島香格里拉大酒店五樓香島殿舉行

集團資料

報章出版
南華早報出版有限公司
香港
新界大埔工業邨
大發街22號南華早報中心
(852) 2680 8888

雜誌出版
SCMP Hearst Publications Limited
SCMP Maxim Limited
SCMP Magazines Publishing (HK) Limited
香港鰂魚涌
英皇道979號常盛大廈15樓
(852) 2565 2565

主要往來銀行
香港上海滙豐銀行有限公司
香港皇后大道中1號

法律顧問
高偉紳律師事務所
香港康樂廣場一號
怡和大廈28樓

的近律師行
香港中環
遮打道18號
歷山大廈5樓

Appleby
香港中環
夏愨道12號
美國銀行中心8樓

Auditors
PricewaterhouseCoopers
Certified Public Accountants
22/F, Prince's Building,
Central, Hong Kong

核數師
羅兵咸永道會計師事務所
香港執業會計師
香港中環
太子大廈22樓

Board of Directors
Non-Executive Directors
Dr. David J. Pang, Chairman
Roberto V. Ongpin, Deputy Chairman
Tan Sri Dr. Khoo Kay Peng
Kuok Khoon Ean

董事會
非執行董事
彭定中博士，主席
Roberto V. Ongpin，副主席
邱繼炳博士
郭孔演

Independent Non-executive Directors
The Hon. Ronald J. Arculli
Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po
Wong Kai Man

獨立非執行董事
夏佳理
利定昌
李國寶爵士
黃啟民

Executive Director
Kuok Hui Kwong

執行董事
郭惠光

Audit Committee
Peter Lee Ting Chang, Chairman
The Hon. Ronald J. Arculli
Dr. The Hon. Sir David Li Kwok Po
Wong Kai Man

審核委員會
利定昌，主席
夏佳理
李國寶爵士
黃啟民

Remuneration Committee
Peter Lee Ting Chang, Chairman
The Hon. Ronald J. Arculli
Kuok Khoon Ean

薪酬委員會
利定昌，主席
夏佳理
郭孔演

Nomination Committee
Peter Lee Ting Chang, Chairman
The Hon. Ronald J. Arculli
Dr. David J. Pang

提名委員會
利定昌，主席
夏佳理
彭定中博士

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of SCMP Group Limited will be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 25 May 2009 at 11:00 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Directors' Report and Independent Auditor's Report for the year ended 31 December 2008.

2. To approve the payment of a final dividend.

3. To re-elect the following retiring Directors:

   (a) Ms. Kuok Hui Kwong as Executive Director

   (b) Dr. The Hon. Sir David Li Kwok Po as Independent Non-executive Director

   (c) Tan Sri Dr. Khoo Kay Peng as Non-executive Director

4. To authorise the Board to fix Directors' fee.

5. To re-appoint PricewaterhouseCoopers as Auditor and authorise the Board to fix their remuneration.

6. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

   "THAT:

   (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into such Shares or options or warrants or similar rights to subscribe for any Shares and to make or grant offers, agreements and options which would or might require Shares to be allotted and issued be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require Shares to be allotted and issued during and/or after the end of the Relevant Period;

(c) the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the approval in paragraphs (a) and (b) above, otherwise than pursuant to or in consequence of:

(i) a Rights Issue (as hereinafter defined); or

(ii) the exercise of the conversion rights under the terms of any securities which are convertible into Shares; or

(iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

(iv) the exercise of rights of subscription under the terms of any warrants issued by the Company; or

(v) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-Laws of the Company;

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting.

"Rights Issue" means an offer of Shares, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the Directors to holders of Shares on the Register of Members of the Company on a fixed record date and, where appropriate, the holders of other equity securities of the Company entitled to be offered therein, in proportion to their then holdings of such Shares or other equity securities (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its Shares, subject to and in accordance with all applicable laws and/or requirements of the Listing Rules be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period should not exceed 10 per cent. of the aggregate nominal amount of Shares in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting."

8. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

"**THAT**, subject to the passing of the resolutions 6 and 7 above, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and deal with additional Shares pursuant to resolution 6 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of Shares repurchased by the Company under the authority granted pursuant to resolution 7 above, provided that such amount of Shares so repurchased shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution."

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 21 April 2009

As at the date hereof, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

Notes:

(1) A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote in his or her stead and any such member who is a holder of two or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his or her stead. A proxy need not be a member of the Company.

(2) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

(3) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands will for this purpose be deemed joint holders thereof.

(4) To be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be lodged at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and, in any event, not less than 48 hours before the time appointed for the holding of the above meeting. Completion and deposit of the form of proxy will not preclude a member from attending and voting in person at the above meeting if the member so wishes.

(5) The register of members of the Company will be closed from Tuesday, 19 May 2009 to Friday, 22 May 2009, both dates inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Monday, 18 May 2009 so as to qualify for the proposed final dividend and attending the above meeting.

(6) Members of the Company are advised to read the circular to shareholders dated 21 April 2009 which contains information concerning the resolutions to be proposed in this notice.

* *For identification purpose only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SCMP Group Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SCMP Group Limited

SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

Proposal for Grant of General Mandates to Issue and Repurchase Shares and Notice of Annual General Meeting

A notice convening the annual general meeting of SCMP Group Limited to be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 25 May 2009 at 11:00 a.m. is set out on pages 7 to 11 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy enclosed with this circular in accordance with the instructions printed thereon and return it to the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

21 April 2009

* *For identification purpose only*

CONTENTS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at 11:00 a.m. on Monday, 25 May 2009 at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong
"AGM Notice"	the notice convening the Annual General Meeting as set out on pages 7 to 11 of this circular
"Board"	the Board of Directors
"Bye-Laws"	the Bye-Laws adopted by the Company on 4 November 1996 as amended, supplemented or modified from time to time
"Company"	SCMP Group Limited, an exempted company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Latest Practicable Date"	15 April 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange for the time being in force
"Securities and Futures Ordinance"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	the ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Share(s) in issue
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"subsidiary"	means a company which is for the time being and from time to time a subsidiary (within the meaning of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong) or the Companies Act 1981 of Bermuda (as amended) or the local companies law, act and/or ordinance where the subject company was incorporated)
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers

SCMP Group Limited
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

Directors:
Non-executive Directors
Dr. David J. Pang *(Chairman)*
Roberto V. Ongpin *(Deputy Chairman)*
Tan Sri Dr. Khoo Kay Peng
Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli
Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po
Wong Kai Man

Executive Director
Kuok Hui Kwong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM12
Bermuda

Principal Place of Business:
Morning Post Centre
22 Dai Fat Street
Tai Po Industrial Estate
New Territories
Hong Kong

21 April 2009

To Shareholders

Dear Sir or Madam,

Proposal for Grant of General Mandates to Issue and Repurchase Shares and Notice of Annual General Meeting

1. Introduction

The purpose of this letter is to provide information to Shareholders regarding the proposal to grant the Directors general mandates to issue and repurchase Shares at the Annual General Meeting. Set out in Appendix 1 to this letter is the AGM Notice convening the Annual General Meeting at which Shareholders will be requested to consider and, if they think fit, adopt resolutions relating to the grant of general mandates to issue and repurchase Shares and certain other resolutions as ordinary businesses of the Annual General Meeting.

* *For identification purpose only*

2. General Mandate to Issue Shares

At the last annual general meeting of the Company held on 26 May 2008, the Directors were granted a general mandate to allot, issue and deal with additional Shares up to a maximum of 20 per cent. of the share capital of the Company in issue as at the date of the passing of the relevant resolution. Such general mandate will cease to be effective at the conclusion of the Annual General Meeting.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass an ordinary resolution as set out in resolution 6 in the AGM Notice to renew the mandate to give the Directors power to allot, issue and deal with additional Shares with an aggregate nominal amount not exceeding 20 per cent. of the share capital of the Company in issue as at the date of the passing of the resolution. Based on the 1,560,945,596 Shares in issue as at the Latest Practicable Date and assuming no Shares are issued or repurchased before the Annual General Meeting, the Company would therefore be allowed under this mandate to issue a maximum of 312,189,119 Shares.

Such general mandate, if approved by the Shareholders, will be effective during the period from the date of the passing of the resolution until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held or the revocation or variation of the resolution by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest. Subject to Shareholders granting the Directors the general mandate to repurchase Shares as described below, Shareholders are also asked to extend the general mandate to issue Shares by an amount representing the aggregate nominal amount of the Shares repurchased by the Company under the general mandate to repurchase Shares such that the amount of Shares so repurchased does not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the resolution.

3. General Mandate to Repurchase Shares

At the last annual general meeting of the Company held on 26 May 2008, the Directors were granted a general mandate to repurchase Shares up to an aggregate nominal amount not exceeding 10 per cent. of the aggregate nominal amount of Shares in issue as at the date of the passing of the relevant resolution. Such general mandate will cease to be effective at the conclusion of the Annual General Meeting.

As part of the special businesses of the Annual General Meeting, Shareholders are asked to consider and if thought fit, to pass an ordinary resolution as set out in resolution 7 in the AGM Notice to renew the mandate to give the Directors power to repurchase Shares up to an aggregate nominal amount not exceeding 10 per cent. of the aggregate nominal amount of Shares in issue as at the date of the passing of the resolution. Based on the 1,560,945,596 Shares in issue as at the Latest Practicable Date and assuming no Shares are issued or repurchased before the Annual General Meeting, the Company would therefore be allowed under this mandate to repurchase a maximum of 156,094,559 Shares.

In accordance with the Listing Rules, Appendix 2 to this letter serves as an explanatory statement to provide Shareholders with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution to be proposed at the Annual General Meeting to renew the mandate to allow the Directors to repurchase Shares.

4. Re-election of Retiring Directors

In accordance with Bye-Law 99 of the Company's Bye-Laws, every Director shall retire from office no later than the third annual general meeting after he was last elected or re-elected. If the number of Directors so retiring is less than one-third (or the number nearest one-third if the total number of Directors is not three or a multiple of three) of the Directors for the time being, then additional Directors who have been longest in office since their last election or re-election shall retire from office by rotation to make up the shortfall so that one-third (or the number nearest one-third if the total number of Directors is not three or a multiple of three) of the Directors will retire at each annual general meeting.

Ms. Kuok Hui Kwong and Dr. The Hon. Sir David Li Kwok Po were last re-elected in 2006. Tan Sri Dr. Khoo Kay Peng was last re-elected in 2007. They will retire from office and are eligible for re-election at the Annual General Meeting. All the said Directors offer themselves for re-election.

Dr. The Hon. Sir David Li Kwok Po is an Independent Non-executive Director of the Company. The Company has received an annual confirmation of independence from Sir David in accordance with Rule 3.13 of the Listing Rules. Sir David has served in this capacity for more than nine years. The Directors are of the opinion that Sir David has been and continues to be independent. In reaching their opinion of Sir David's independence, the Directors were satisfied that there are no relationships or circumstances which are likely to affect Sir David's judgement and any relationships or circumstances which could appear to do so were considered not material. The Directors recommend Shareholders to vote for the re-election of Sir David as an Independent Non-executive Director of the Company.

Shareholders are requested to consider and vote on the re-election of Ms. Kuok Hui Kwong, Dr. The Hon. Sir David Li Kwok Po and Tan Sri Dr. Khoo Kay Peng, separately and individually, under resolution 3 of the AGM Notice. The biographies and details of interests in the Shares of the Directors to be re-elected at the Annual General Meeting are set out in Appendix 3 to this letter.

5. Annual General Meeting

Set out in Appendix 1 to this letter is the AGM Notice to convene the Annual General Meeting to be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 25 May 2009 at 11:00 a.m. to consider certain resolutions as ordinary businesses of the Annual General Meeting. In addition to this, Shareholders are requested to consider resolutions 6 to 8 in the AGM Notice relating to grant of the general mandates to the Directors to issue and repurchase Shares which are proposed as ordinary resolutions.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete the enclosed form of proxy and return the same to the Company at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong in accordance with the instructions printed thereon. The form of proxy is to be received by the Company not later than 11:00 a.m. on Saturday, 23 May 2009. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting should you so wish.

Rights to demand a poll on the proposed resolutions at the Annual General Meeting are set out in Appendix 4 to this letter.

6. Recommendation

The Directors are of the opinion that all the proposed resolutions are in the best interest of the Company and the Shareholders as a whole and recommend Shareholders to vote in favour of all the resolutions to be proposed at the Annual General Meeting: (i) to adopt the Audited Financial Statements and the Directors' Report and Independent Auditor's Report; (ii) to approve the payment of a final dividend; (iii) to re-elect the retiring Directors; (iv) to authorise the Board to fix Directors' fee; (v) to re-appoint Auditor; (vi) to grant a general mandate to issue Shares; (vii) to grant a general mandate to repurchase Shares; and (viii) to grant a general mandate to add repurchased Shares to the share issue general mandate.

7. Additional Information

Enclosed with this circular is a copy of the 2008 Annual Report of the Company. Shareholders are advised to have regard to the information contained in this Annual Report in arriving at their decision as to voting at the Annual General Meeting.

Yours faithfully,
David J. Pang
Chairman

SCMP Group Limited
SCMP 集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

Notice is hereby given that the Annual General Meeting of SCMP Group Limited will be held at Island Ballroom A, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Hong Kong on Monday, 25 May 2009 at 11:00 a.m. for the following purposes:

1. To receive and consider the Audited Financial Statements and the Directors' Report and Independent Auditor's Report for the year ended 31 December 2008.

2. To approve the payment of a final dividend.

3. To re-elect the following retiring Directors:

   (a) Ms. Kuok Hui Kwong as Executive Director

   (b) Dr. The Hon. Sir David Li Kwok Po as Independent Non-executive Director

   (c) Tan Sri Dr. Khoo Kay Peng as Non-executive Director

4. To authorise the Board to fix Directors' fee.

5. To re-appoint PricewaterhouseCoopers as Auditor and authorise the Board to fix their remuneration.

6. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

   "THAT:

   (a) subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares or securities convertible into such Shares or options or warrants or similar rights to subscribe for any Shares and to make or grant offers, agreements and options which would or might require Shares to be allotted and issued be and is hereby generally and unconditionally approved;

* *For identification purpose only*

(b) the approval in paragraph (a) above shall authorise the Directors to make or grant offers, agreements and options during the Relevant Period which would or might require Shares to be allotted and issued during and/or after the end of the Relevant Period;

(c) the aggregate nominal amount of Shares allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the approval in paragraphs (a) and (b) above, otherwise than pursuant to or in consequence of:

(i) a Rights Issue (as hereinafter defined); or

(ii) the exercise of the conversion rights under the terms of any securities which are convertible into Shares; or

(iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares; or

(iv) the exercise of rights of subscription under the terms of any warrants issued by the Company; or

(v) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Bye-Laws of the Company;

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting.

"Rights Issue" means an offer of Shares, or an offer of warrants, options or other securities giving rights to subscribe for Shares, open for a period fixed by the Directors to holders of Shares on the Register of Members of the Company on a fixed record date and, where appropriate, the holders of other equity securities of the Company entitled to be offered therein, in proportion to their then holdings of such Shares or other equity securities (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. As special business, to consider and if thought fit, pass the following resolution as an ordinary resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its Shares, subject to and in accordance with all applicable laws and/or requirements of the Listing Rules be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be repurchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period should not exceed 10 per cent. of the aggregate nominal amount of Shares in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held; and

(iii) the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the members of the Company in general meeting."

8. As special business, to consider and if thought fit, pass, with or without amendments, the following resolution as an ordinary resolution:

"**THAT**, subject to the passing of the resolutions 6 and 7 above, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and deal with additional Shares pursuant to resolution 6 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of Shares repurchased by the Company under the authority granted pursuant to resolution 7 above, provided that such amount of Shares so repurchased shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution."

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 21 April 2009

As at the date hereof, the Board comprises:
Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean
Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man
Executive Director
Ms. Kuok Hui Kwong

Notes:

(1) A member entitled to attend and vote at the above meeting is entitled to appoint a proxy or proxies to attend and vote in his or her stead and any such member who is a holder of two or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his or her stead. A proxy need not be a member of the Company.

(2) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

(3) Where there are joint registered holders of any share, any one of such persons may vote at the above meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands will for this purpose be deemed joint holders thereof.

(4) To be valid, the form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be lodged at Morning Post Centre, 22 Dai Fat Street, Tai Po Industrial Estate, New Territories, Hong Kong as soon as possible and, in any event, not less than 48 hours before the time appointed for the holding of the above meeting. Completion and deposit of the form of proxy will not preclude a member from attending and voting in person at the above meeting if the member so wishes.

(5) The register of members of the Company will be closed from Tuesday, 19 May 2009 to Friday, 22 May 2009, both dates inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Monday, 18 May 2009 so as to qualify for the proposed final dividend and attending the above meeting.

(6) Members of the Company are advised to read the circular to shareholders dated 21 April 2009 which contains information concerning the resolutions to be proposed in this notice.

This explanatory statement relates to resolution 7 proposed to be passed at the Annual General Meeting, which is an ordinary resolution to grant the Directors a general mandate to repurchase Shares through the Stock Exchange. It contains all the information required pursuant to Rule 10.06(1)(b) of the Listing Rules to be given to the Shareholders to enable them to make an informed decision on whether to vote for or against such ordinary resolution.

1. Share Repurchase Proposal

Under the Listing Rules, all the Shares proposed to be repurchased by the Company shall be fully paid up. All proposed repurchase of shares by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a specific transaction.

As at the Latest Practicable Date, the share capital of the Company in issue comprised 1,560,945,596 Shares. Assuming no Shares are issued or repurchased before the Annual General Meeting and the ordinary resolution authorising the Directors to repurchase Shares is passed at the Annual General Meeting, up to 156,094,559 Shares representing 10 per cent. of the share capital of the Company in issue as at the date of the passing of the resolution may be repurchased by the Company during the period from the date of the passing of the resolution until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable law to be held or the revocation or variation of the resolution by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest.

2. Reasons for Repurchase

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares in the market. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchase will benefit the Company and the Shareholders.

3. Funding of Repurchase

Under the Listing Rules, repurchases of Shares by the Company must be funded out of funds legally available for the purpose. The Company may only apply funds legally available for such purpose in accordance with its Memorandum of Association and Bye-Laws and the applicable laws of Hong Kong and Bermuda.

It is presently proposed that any repurchase of Shares would be paid out of capital paid up on the repurchased Shares, the profits of the Company which would otherwise be available for dividend, the Company's share premium account and/or its contributed surplus account.

In addition, on the basis of the consolidated financial position of the Company as at 31 December 2008 (being the date to which the latest published audited financial statements of the Company have been made up), the Directors consider that the exercise in full of the share repurchase mandate might have a material adverse impact on the working capital position of the Company as compared with its position as at 31 December 2008. No repurchase would be made in circumstances that might have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors considered that such repurchases were in the best interests of the Company notwithstanding such material adverse impact.

4. General

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) has any present intention, in the event that the resolution to grant the Directors a general mandate to repurchase Shares is approved by Shareholders, to sell any Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to the share repurchase mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

If, as a result of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, Kerry Group Limited (through its subsidiaries and controlled corporations) was interested in 1,155,061,308 Shares (which comprise both the interests in 930,061,308 Shares and the interests in 225,000,000 Shares from equity derivatives), representing approximately 74.00 per cent. of the total share capital of the Company in issue. In the event of the Directors exercising in full the power to repurchase Shares under the mandate, Kerry Group Limited would (assuming that there is no change in relevant facts and circumstances) hold approximately 82.22 per cent. of the total share capital of the Company in issue (assuming the said derivative interests in 225,000,000 Shares have become fully vested). Such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code but would reduce the number of Shares held by the public to less than 25%. The Directors have no present intention to repurchase Shares to such an extent which will result in the amount of Shares held by public being reduced to less than 25% of the total issued share capital of the Company.

Save as aforesaid, the Directors are not aware of any consequence that would arise under the Takeovers Code and the Hong Kong Code on Share Repurchases in the event of the exercise of the power to repurchase Shares pursuant to the share repurchase mandate.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

5. Share Repurchases Made by the Company

The Company has made no repurchase of its Shares (whether on the Stock Exchange or otherwise) in the past six months prior to the Latest Practicable Date.

6. Share Price

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the 12 months prior to the printing of this explanatory statement were as follows:

Year	Month	Highest Traded Price *(HK$)*	Lowest Traded Price *(HK$)*
2008	April – December *(Note)*	–	–
2009	January *(Note)*	–	–
	February *(Note)*	–	–
	March	2.50	0.96
	April (up to Latest Practicable Date)	1.16	0.99

Note:

The public float of the Company fell below 25% as from 25 February 2008 to 27 February 2009. Trading in the Shares was suspended as from 27 February 2008 and was resumed at 2:30 p.m. on 2 March 2009. Details of the public float arrangements have been disclosed in the Company's announcements dated 6 March 2008, 15 April 2008, 9 July 2008, 24 July 2008, 10 September 2008, 10 December 2008, 2 March 2009 and 3 March 2009.

Biographies of and interests in Shares held by Directors proposed to be re-elected at the Annual General Meeting:

1. Ms. Kuok Hui Kwong

Ms. Kuok Hui Kwong, aged 31, an Executive Director, joined the Board in February 2004 and became the Managing Director and Chief Executive Officer in January 2009. She is responsible for overseeing the management of the Group's businesses and operations. Prior to joining the SCMP Group in October 2003, Ms. Kuok worked in investment banking. She is also a director of The Post Publishing Public Company Limited (listed in Thailand). Ms. Kuok is a graduate of Harvard University.

As at the Latest Practicable Date, Ms. Kuok did not have any interest in any Shares within the meaning of the Securities and Futures Ordinance. Ms. Kuok has family/other interests in 23,899,988 shares of Kerry Group Limited, the ultimate holding company of the Company, which include 1,000,000 shares held by the spouse of Ms. Kuok and 22,899,988 shares held by Ms. Kuok through a discretionary trust of which she is a contingent beneficiary. Ms. Kuok has an interest in 1,252,048 shares of Kerry Properties Limited, an associated corporation of the Company (within the meaning of Securities and Futures Ordinance), which held by Ms. Kuok through a discretionary trust of which she is a contingent beneficiary. The spouse of Ms. Kuok has an interest in 400,000 underlying shares of Kerry Properties Limited held under equity derivatives within the meaning of Securities and Futures Ordinance.

Ms. Kuok has a written service contract with the Company. The appointment has no specified term and the service contract may be terminated by either the Company or Ms. Kuok with one month's notice. The annual emolument payable by the Company to Ms. Kuok for the year ended 31 December 2008 was approximately HK$1,983,000 which was determined with reference to the individual's performance and the Company's financial performance. Under Bye-Law 99 of the Company, Ms. Kuok will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Ms. Kuok is the sister of Mr. Kuok Khoon Ean, a Director of the Company. Other than the aforesaid, Ms. Kuok does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that needs to be brought to the attention of Shareholders.

2. Dr. The Hon. Sir David Li Kwok Po

Dr. The Hon. Sir David Li Kwok Po, GBM, GBS, OBE, MA Cantab. (Economics & Law), Hon. DSc. (Imperial), Hon. DBA (Napier), Hon. D.Hum.Litt. (Trinity, USA), Hon. DSocSc (Lingnan), Hon. LLD (Hong Kong), Hon. LLD (Warwick), Hon. LLD (Cantab), FCA, FCPA, FCPA (Aust.), FCIB, FHKIB, FBCS, CITP, FCIArb, JP, Officier de L'Ordre de la Couronne, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Legion d'Honneur, aged 70, an Independent Non-executive Director, joined the Board in April 1990. Sir David is Chairman and Chief Executive of The Bank of East Asia, Limited (listed in Hong Kong) and a director of numerous other companies in Hong Kong and overseas. Sir David is a Member of the Legislative Council of Hong Kong. He is the Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. He is also a member of the Banking Advisory Committee and the Council of the Treasury Markets Association. Sir David is an independent director of China Overseas Land & Investment Limited, COSCO Pacific Limited, Guangdong Investment Limited, The Hong Kong and China Gas Company Limited, The Hongkong and Shanghai Hotels, Limited, PCCW Limited, San Miguel Brewery Hong Kong Limited and Vitasoy International Holdings Limited (all listed in Hong Kong). He is a director of AFFIN Holdings Berhad and Criteria CaixaCorp, S.A., listed in Malaysia and Spain, respectively. Sir David was an independent director of AviChina Industry & Technology Company Limited and China Merchants China Direct Investments Limited (both listed in Hong Kong) and a director of Dow Jones & Company, Inc. (listed on the New York stock exchange). He was a Member of the Executive Council of Hong Kong.

As at the Latest Practicable Date, Sir David was interested in 4,778,000 Shares within the meaning of the Securities and Futures Ordinance representing approximately 0.31% of the share capital of the Company in issue. The Company has given a letter of appointment to Sir David pursuant to which Sir David is appointed for a term commencing on 25 May 2006 (the date of his latest re-election as Director of the Company) and ending at the conclusion of the annual general meeting in 2009. Sir David volunteered to waive 30% of his Director's fee and emolument for serving on the Audit Committee for the year ended 31 December 2008. In 2008, Sir David was entitled to a Director's fee of HK$70,000 and Director's emolument of HK$70,000 for serving on the Audit Committee which were approved by the Board of Directors pursuant to the authority granted by the Shareholders at the Company's annual general meeting. Under Bye-Law 99 of the Company, Sir David will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Other than the aforesaid, Sir David does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that needs to be brought to the attention of Shareholders.

3. Tan Sri Dr. Khoo Kay Peng

Tan Sri Dr. Khoo Kay Peng, aged 70, a Non-executive Director, joined the Board in June 1994. Dr. Khoo is the Chairman and Chief Executive of The MUI Group, which is a business corporation with diversified operations in the Asia Pacific, the United States of America ("USA") and the United Kingdom. He is the Chairman and Chief Executive of Malayan United Industries Berhad and MUI Properties Berhad (both listed in Kuala Lumpur). Dr. Khoo is also the Chairman of Laura Ashley Holdings plc (listed in London), Corus Hotels Limited (previously listed in London) and Morning Star Resources Limited (listed in Hong Kong). He is also a director of Pan Malaysian Industries Berhad (listed in Kuala Lumpur) and The Bank of East Asia, Limited (listed in Hong Kong). Dr. Khoo is a trustee of the Regent University, Virginia, USA and a board member of Northwest University, Seattle, USA. He also serves as a Council Member of the Malaysian-British Business Council, the Malaysia-China Business Council and the Asia Business Council.

As at the Latest Practicable Date, Dr. Khoo did not have any interest in any Shares within the meaning of the Securities and Futures Ordinance. The Company has given a letter of appointment to Dr. Khoo pursuant to which Dr. Khoo is appointed for a term commencing on 28 May 2007 (the date of his latest re-election as Director of the Company) and ending at the conclusion of the annual general meeting in 2010. Dr. Khoo volunteered to waive 30% of his Director's fee for the year ended 31 December 2008. In 2008, Dr. Khoo was entitled to a Director's fee of HK$70,000 which was approved by the Board of Directors pursuant to the authority granted by the Shareholders at the Company's annual general meeting. Under Bye-Law 99 of the Company, Dr. Khoo will be subject to retirement by rotation and eligible for re-election at the Company's annual general meeting every three years.

Other than the aforesaid, Dr. Khoo does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company, there is no other information to be disclosed under rule 13.51(2) of the Listing Rules and there is no other matter that needs to be brought to the attention of Shareholders.

Bye-Law 70 of the Bye-Laws sets out the procedures by which Shareholders may demand a poll:

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll). A poll may be demanded by:

(i) the chairman of the meeting;

(ii) at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting;

(iii) any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(iv) any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and holding shares in the Company, conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下SCMP集團有限公司之股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委託書交予買主或受讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

香港交易及結算所有限公司及香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

SCMP Group Limited
SCMP 集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

建議授予發行和購回股份之一般授權
及
股東週年大會通告

於本通函第7頁至第11頁載有召開SCMP集團有限公司將於二零零九年五月二十五日(星期一)上午十一時正假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東週年大會之通告。無論　閣下能否出席該大會，務請將隨附本通函之代表委託書按其印列之指示填妥，並於大會指定舉行時間48小時前交回本公司，地址為香港新界大埔工業邨大發街22號南華早報中心。填妥及交回代表委託書後，　閣下仍可親自出席大會，並在大會上投票。

二零零九年四月二十一日

* *僅供識別*

目 錄

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	本公司將於二零零九年五月二十五日（星期一）上午十一時正假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行之股東週年大會
「大會通告」	載於本通函第7頁至第11頁召開股東週年大會之通告
「董事會」	董事會
「公司細則」	本公司於一九九六年十一月四日採納並經不時修訂、補充或變更之公司細則
「本公司」	SCMP集團有限公司*，在百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	本公司之董事
「最後實際可行日期」	二零零九年四月十五日，即本通函付印前用以確認所載若干資料之最後實際可行日期
「上市規則」	現有生效之聯交所證券上市規則
「證券及期貨條例」	證券及期貨條例（香港法例第571章）
「股份」	本公司股本中每股面值0.10港元之普通股
「股東」	已發行股份之持有人
「聯交所」	香港聯合交易所有限公司

** 僅供識別*

「附屬公司」	指一間現時及不時根據香港公司條例（香港法例第32章）或百慕達公司法1981（經不時修訂）或該公司成立地點之當地公司法例、法令及/或條例之涵義之附屬公司
「收購守則」	香港公司收購及合併守則

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

董事：

非執行董事

彭定中博士*(主席)*

Roberto V. Ongpin *(副主席)*

邱繼炳博士

郭孔演

獨立非執行董事

夏佳理

利定昌

李國寶爵士

黃啟民

執行董事

郭惠光

註冊地址：

Canon's Court

22 Victoria Street

Hamilton, HM12

Bermuda

主要營業地點：

香港新界

大埔工業邨

大發街22號

南華早報中心

敬啟者：

建議授予發行和購回股份之一般授權
及
股東週年大會通告

1. 緒言

本函件旨在向股東提供有關提呈即將於股東週年大會建議通過授予董事發行和購回股份之一般授權的資料。本函件附件一載有股東週年大會通告。在該大會上，股東將被邀考慮及酌情通過有關授予董事發行和購回股份之一般授權之決議案，以及作為股東週年大會一般事項之若干其他決議案。

* *僅供識別*

2. 發行股份之一般授權

於二零零八年五月二十六日舉行之本公司上屆股東週年大會上，董事獲授予一項一般授權，授權董事可配發、發行及處理不超過本公司於通過有關決議案之日已發行股本20%之新股份。該項一般授權將於股東週年大會結束後失效。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告關於將上述授權展期之第6項普通決議案，授權董事可配發、發行及處理總面值不超過本公司於通過決議案之日已發行股本20%之新股份。按截至最後實際可行日期本公司已發行股份1,560,945,596股計算，並假設於股東週年大會前並無發行或購回任何股份，本公司將可根據此授權發行最多312,189,119股股份。

該一般授權（如獲股東批准）將在由通過該決議案之日起至本公司下屆股東週年大會結束之時，或按照本公司之公司細則或任何適用法例規定本公司下屆股東週年大會召開期限屆滿之日，或本公司股東在股東大會上通過一項普通決議案撤銷或修改該項決議案之日（以其中的最早日期為準）止的期間內有效。在股東如以下所述授予董事購回股份一般授權之前提下，還請股東擴大上述發行股份之一般授權，以包括根據購回股份一般授權購回之股份總面值等額之股份，惟購回股份數額不得超過本公司於通過決議案之日已發行股本總面值之10%。

3. 購回股份之一般授權

於二零零八年五月二十六日舉行之本公司上屆股東週年大會上，董事獲授予一項一般授權，授權董事可購回總面值不超過本公司於通過有關決議案之日已發行股份總面值10%之股份。該項一般授權將於股東週年大會結束後失效。

作為股東週年大會的一項特別事項，謹請股東考慮並酌情通過載於大會通告關於將上述授權展期之第7項普通決議案，授權董事可購回總面值不超過於通過決議案之日已發行股份總面值10%之股份。按截至最後實際可行日期已發行股份1,560,945,596股計算，並假設於股東週年大會前並無發行或購回任何股份，本公司將可根據此授權購回最多156,094,559股股份。

根據上市規則，本函件附件二為一份說明文件，向股東提供所有合理所需之資料，使股東能在充分掌握有關資料之情況下，決定是否投票同意或反對將在股東週年大會上提呈將該授權展期以使董事可購回股份之決議案。

4. 重新選舉退任之董事

按本公司之公司細則第99條，每位董事須不遲於其上次獲選或重選後的第三次股東週年大會上退任。若須退任之董事人數少於當時董事人數的三分之一（如董事人數並非三或三之倍數，則最接近三分之一的人數），額外董事自其上次獲選或重選後而任期最長者須輪值退任，以填補不足，以使每年股東週年大會均有三分之一（如董事人數並非三或三之倍數，則最接近三分之一）的董事輪值退任。

郭惠光女士及李國寶爵士均於二零零六年獲重選。邱繼炳博士於二零零七年獲重選。彼等將輪值告退，並可於股東週年大會膺選連任。上述所有董事均願意膺選連任。

李國寶爵士為本公司的獨立非執行董事。本公司已收到李爵士根據上市規則第3.13條所載指引每年確認其獨立性的確認函。李爵士出任獨立非執行董事已超過九年。董事認為李爵士為及將繼續為獨立人士。於確定李爵士為獨立人士時，董事相信並無任何可能會影響李爵士之判斷的關係或情況，而倘出現此種關係或情況，其影響亦並不重大。董事建議股東投票重選李爵士為本公司的獨立非執行董事。

謹請股東考慮及按大會通告第3項決議案分別及個別投票重新選舉郭惠光女士、李國寶爵士和邱繼炳博士為董事。將於股東週年大會上重新選舉之董事的簡歷和持有本公司股份之資料載於本函件附件三。

5. 股東週年大會

本函件附件一載有召開將於二零零九年五月二十五日（星期一）上午十一時正假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行股東週年大會之通告。該大會將考慮作為股東週年大會一般事項之若干決議案。此外，亦請股東考慮載於大會通告有關授予董事一般授權以發行及購回股份之第6項至第8項普通決議案。

無論　閣下能否出席股東週年大會，務請　閣下將隨附之代表委託書按其印列之指示填妥並交回本公司，地址為香港新界大埔工業邨大發街22號南華早報中心。填妥之代表委託書須於二零零九年五月二十三日（星期六）上午十一時前交回本公司。填妥及交回代表委託書後，　閣下仍可親自出席股東週年大會，並在大會上投票。

股東於股東週年大會對建議的決議案要求以投票方式表決之權利，載於本函件附錄四。

6.　推薦意見

董事認為所有建議之決議案皆符合本公司及股東之整體最佳利益，並建議股東投票贊成將在股東週年大會上提呈之各項決議案：(i)採納經審核財務報表及董事會報告與獨立核數師報告；(ii)通過派發末期股息；(iii)重選退任之董事；(iv)授權董事會釐訂董事酬金；(v)重新委聘核數師；(vi)授予一般性授權以發行股份；(vii)授予一般性授權以購回股份；及(viii)授予一般性授權使發行股份之授權加上購回股份之數額。

7.　其他資料

茲隨本通函附上本公司二零零八年年報，請股東參考該年報所載之資料，以作出如何在股東週年大會上投票之決定。

此致　*股東台照*

主席
彭定中
謹啟

二零零九年四月二十一日

SCMP Group Limited
SCMP 集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

茲通告SCMP集團有限公司股東週年大會謹訂於二零零九年五月二十五日(星期一)上午十一時正，假座香港法院道太古廣場港島香格里拉大酒店五樓香島殿舉行，以處理下列事項：

1. 省覽截至二零零八年十二月三十一日止年度之經審核財務報表及董事會報告與獨立核數師報告。

2. 通過派發末期股息。

3. 重新選舉下列退任之董事：

   (a) 郭惠光女士為執行董事

   (b) 李國寶爵士為獨立非執行董事

   (c) 邱繼炳博士為非執行董事

4. 授權董事會釐訂董事酬金。

5. 重新委聘羅兵咸永道會計師事務所為核數師，並授權董事會釐訂其酬金。

6. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

   「**動議**：

   (a) 在下文(c)項之規限下，一般及無條件批准董事於有關期間(按下文之定義)內行使本公司所有權力，以配發、發行及處理額外股份或可兑換為股份或購股權或認股權證或可認購任何股份之類似權利之證券，並訂立或授出須要或可能須要配發及發行股份之建議、協議或購股權；

* *僅供識別*

(b) 上文(a)項之批准可授權董事在有關期間內訂立或授出須要或可能須要於有關期間內及/或結束後配發及發行股份之建議、協議或購股權；

(c) 董事依據上文(a)項及(b)項之批准所配發或同意有條件或無條件配發之股本總面額，不包括根據或由於下列作出者：

(i) 供股（按下文之定義）；或

(ii) 根據可兑換為股份之任何證券之條款行使兑換權；或

(iii) 任何購股權計劃或本公司當時採納以向本公司及/或其任何附屬公司之行政人員及/或僱員授出或發行股份或可認購股份之權利之類似安排；或

(iv) 根據本公司已發行之任何認股權證的條款行使認股權；或

(v) 任何代息股份或類似安排，以便根據本公司之公司細則配發股份以取代全部或部份股息；

不得超過在本決議案通過之日本公司已發行之股本面值總額之20%；及

(d) 就本決議案而言：

「有關期間」指由本決議案獲通過之日至下述各項中最早之日期：

(i) 本決議案獲通過後之本公司下屆股東週年大會結束之時；及

(ii) 本公司之公司細則或適用之法例規定須舉行本公司下屆股東週年大會期限屆滿之時；及

(iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日。

「供股」指於董事所訂定之期間內，向於指定記錄日期名列股東名冊之股份持有者（及如適用時，持有本公司其他股本證券，並有權獲配售相關股本證券的人士）按其當時持有該等股份或其他股本證券的比例配售新股之建議或有權認購股份之認股權證、購股權或其他證券之建議（惟董事有權就零碎股份或因香港以外任何地區之法律或任何認可監管機構或任何證券交易所規定下之限制或責任，作出其認為必須或權宜的豁免或其他安排）。」

7. 作為特別事項，考慮並酌情通過下列決議案為普通決議案：

「**動議**：

(a) 在下文(b)項之規限下，一般及無條件批准董事於有關期間（按下文之定義）內及在遵守所有適用法例及/或上市規則之要求，行使本公司之所有權力以購回股份；

(b) 本公司依據上述(a)項之批准可於有關期間內購回股份之面值總額，不得超過在本決議案通過之日本公司已發行股本面值總額之10%，而上述批准亦受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案獲通過之日至下列各項中最早之日期：

(i) 本決議案獲通過後之本公司下屆股東週年大會結束之時；及

(ii) 本公司之公司細則或適用之法例規定須舉行本公司下屆股東週年大會期限屆滿之時；及

(iii) 本公司股東在股東大會上通過普通決議案以撤銷或修訂本決議案之授權之日。」

8. 作為特別事項，不論作出修訂與否，考慮並酌情通過下列決議案為普通決議案：

「**動議**在上文第6項及第7項決議案獲通過後，擴大根據上文第6項決議案授予董事行使本公司權力以配發、發行及處理額外股份之一般授權，加入相等於本公司根據上文第7項決議案所購回股份面值總額之數額，惟此等數額不得超過本決議案通過之日本公司已發行股本面值總額之10%。」

承董事會命
公司秘書
梁慧寶

香港，二零零九年四月二十一日

於本通告日期，董事會成員包括：
非執行董事
彭定中博士（主席）、Roberto V. Ongpin先生（副主席）、邱繼炳博士及郭孔演先生
獨立非執行董事
夏佳理先生、利定昌先生、李國寶爵士及黃啟民先生
執行董事
郭惠光女士

附註：

(1) 凡有權出席上述大會及投票之股東，均有權委派一位或多位代表代其出席及投票，持有兩股或以上本公司股份之股東，有權委派超過一位代表代其出席及投票，受委託代表無須為本公司股東。

(2) 委任代表之文據必須由委任人或其正式授權之代表書寫，或倘委任人為一法團，則必須蓋上公司印章或由獲正式授權之行政人員或代理人簽署。

(3) 如屬任何股份之聯名登記持有人，則任何一位該等人士可就該等股份親自或委派代表在上述大會上投票，猶如彼為唯一有權投票之人士；若超過一位聯名股份持有人親自或委派代表出席大會，則出席者中只有在本公司之股東名冊上就該等股份排名較先之聯名股份持有人，方有權就有關股份在大會上投票。已身故之股東的遺囑執行人或遺產管理人將就此被視作有關股份的聯名持有人。

(4) 代表委託書連同經簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書之副本，須於上述大會指定舉行時間不少於48小時前送達香港新界大埔工業邨大發街22號南華早報中心，方為有效。填妥及交回代表委託書後，股東仍可親自出席大會，並在會上投票。

(5) 本公司將由二零零九年五月十九日（星期二）至二零零九年五月二十二日（星期五），首尾兩天包括在內，暫停辦理股份過戶登記手續。為確保符合資格收取擬派發之末期股息，並出席上述大會，所有過戶文件連同有關股票必須於二零零九年五月十八日（星期一）下午四時三十分前送達本公司在香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。

(6) 務請本公司股東細閱日期為二零零九年四月二十一日致股東之通函，當中載有關於本通告所提呈之決議案的資料。

本説明文件是關於擬在股東週年大會上通過的第7項決議案，該決議案為一項普通決議案，授予董事一項一般授權，可透過聯交所購回股份。本文件包含依據上市規則第10.06(1)(b)條規定須提供給股東的一切資料，以便彼等決定對該項普通決議案投贊成或反對票。

1. 股份購回建議

根據上市規則，本公司擬購回的所有股份必須已經繳足股本。一間在聯交所作主要上市的公司，其股份的一切購回建議，必須預先獲一項普通決議案批准，以一般授權或特別批准之特定交易進行。

於最後實際可行日期，本公司之已發行股本包括1,560,945,596股股份。假設於股東週年大會前並無發行或購回股份，以及在股東週年大會上通過普通決議案授權董事購回股份，則本公司可在由通過此決議案之日起至本公司下屆股東週年大會結束之時，或按照本公司之公司細則或任何適用法例規定本公司下屆股東週年大會召開期限屆滿之日，或本公司股東在股東大會上通過一項普通決議案撤銷或修改此項決議案之日（以其中的最早日期為準）止的期間內，最多可購回156,094,559股股份，相當於本公司於決議案通過之日已發行股本之10%。

2. 購回股份的理由

董事相信，由股東授予董事一般權力在市場上購回股份乃符合本公司及股東的最佳利益。該等股份回購，依據當時的市場情況及融資安排，可能會增加本公司的資產淨值及本公司每股資產值及/或盈利。股份回購亦只會在董事相信有利於本公司及股東的情況下方會進行。

3. 購回股份所需款項的來源

根據上市規則，本公司於股份回購時必須使用可為此目的而合法動用的資金。本公司只可使用按其組織章程大綱及公司細則以及香港和百慕達適用法律的規定可為此目的而合法使用的資金。

現時建議之任何股份回購應動用該購回股份的已繳股款、本公司可用作派息的盈利、本公司的股份溢價賬及/或繳入盈餘賬支付。

此外，基於本公司截至二零零八年十二月三十一日（即最近期刊發的本公司經審核財務報表之結算日）的綜合財務狀況，董事認為全面行使購回股份授權將可能會對本公司的流動資金狀況（與其於二零零八年十二月三十一日的狀況比較）產生重大不利影響。在可能會對本公司的流動資金狀況或資產負債比率狀況（與於最近期刊發的本公司經審核財務報表中披露的狀況比較）產生重大不利影響的情況下，本公司不會購回股份，除非董事認為，儘管會產生重大不利影響，購回股份仍符合本公司的最佳利益。

4. 一般說明

各董事（在作出一切合理查詢後，就彼等所知）或彼等之聯繫人士（如上市規則所釋義），現時並無意在股東通過決議案授予董事一般授權購回股份之情況下，向本公司出售任何股份。

董事已向聯交所作出承諾，在適用的情況下，彼等將按照上市規則和百慕達適用的法律根據購回股份的授權行使本公司回購股份的權力。

倘若由於根據購回股份授權而行使權力回購股份，導致某一股東在本公司投票權上的權益比例增加，則有關增加將視作收購論，並可能引致須根據收購守則第26條提出強制性收購建議的責任。

於最後實際可行日期，Kerry Group Limited（透過其附屬公司及控制的公司）擁有合共1,155,061,308股股份之權益（其中包括930,061,308股股份及於225,000,000股股份中股本衍生工具權益），佔本公司已發行股本總額約74.00%。倘若董事根據授權全面行使權力回購股份，並假設有關之事實及情況不變，則Kerry Group Limited將持有本公司已發行股本總額約82.22%（假設該等於225,000,000股股份中股本衍生工具權益全部歸屬）。該項權益之增加將不會引致須根據收購守則第26條提出強制性收購建議的責任，但將減少公眾人士持股數量至25%以下。董事目前並無意回購股份，致使公眾人士持股數量下降至本公司已發行股本總額之25%以下。

除上文所述者外，董事並無察覺根據購回股份授權而行使權力回購股份，將產生任何須遵照收購守則及香港公司股份購回守則而承擔之後果。

概無關連人士（如上市規則所釋義）通知本公司，其現時有意在本公司獲授權購回股份之情況下出售股份予本公司，或作出不出售股份之承諾。

5. 本公司作出之股份購回

本公司在最後實際可行日期前六個月內並無（不論是否在聯交所）購回股份。

6. 股價

在本說明文件付印前十二個月期間的每一個月，股份在聯交所交易之最高及最低價格如下：

年份	月份	最高交易價 *(港元)*	最低交易價 *(港元)*
二零零八	四月 － 十二月 *(附註)*	–	–
二零零九	一月 *(附註)*	–	–
	二月 *(附註)*	–	–
	三月	2.50	0.96
	四月（直至最後實際可行日期）	1.16	0.99

附註：

本公司之公眾持股量自二零零八年二月二十五日起至二零零九年二月二十七日止跌至少於25%。股份自二零零八年二月二十七日起暫停買賣，並於二零零九年三月二日下午二時三十分起恢復買賣。公眾持股量的安排之詳情已於二零零八年三月六日、二零零八年四月十五日、二零零八年七月九日、二零零八年七月二十四日、二零零八年九月十日、二零零八年十二月十日、二零零九年三月二日及二零零九年三月三日刊發之本公司公佈中披露。

建議於股東週年大會上重新選舉之董事的簡歷和股份權益資料：

1. 郭惠光女士

郭惠光女士，三十一歲，執行董事，於二零零四年二月加入董事會，並於二零零九年一月擔任董事總經理及行政總裁。彼負責監督本集團業務及營運之管理。於二零零三年十月加入本集團之前，郭女士曾從事投資銀行業務。彼亦為The Post Publishing Public Company Limited（在泰國上市）之董事。郭女士畢業於哈佛大學。

於最後實際可行日期，就證券及期貨條例所指，郭女士並無於本公司股份中擁有權益。郭女士透過家屬／其他權益持有本公司之最終控股公司Kerry Group Limited 23,899,988股股份，其中包括郭女士之配偶所持有之1,000,000股股份及郭女士透過其為或然受益人之全權信託持有之22,899,988股股份。郭女士透過其為或然受益人之全權信託持有本公司之相聯法團（定義見證券及期貨條例）嘉里建設有限公司1,252,048股股份之權益。郭女士之配偶持有根據證券及期貨條例所指與400,000股嘉里建設有限公司股份相關之股本衍生工具之權益。

郭女士與本公司訂有書面服務合約，其委任並無固定期限，而該服務合約可由本公司或郭女士以一個月通知予以終止。於截至二零零八年十二月三十一日止年度，本公司應付郭女士年度酬金約為1,983,000港元，此乃按其個人表現及本公司之財務表現而釐定。按本公司之公司細則第99條，郭女士將須每三年輪值退任，並可於本公司股東週年大會膺選連任。

郭女士為本公司董事郭孔演先生的胞妹。除上述者外，郭女士與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係，並無其他資料須根據上市規則第13.51(2)條的規定而披露，以及並無其他事項須提請股東注意。

2.　李國寶爵士

李國寶爵士，GBM、GBS、OBE、MA Cantab. (Economics & Law)、Hon. DSc. (Imperial)、Hon. DBA (Napier)、Hon. D.Hum.Litt. (Trinity, USA)、Hon. DSocSc (Lingnan)、Hon. LLD (Hong Kong)、Hon. LLD (Warwick)、Hon. LLD (Cantab)、FCA、FCPA、FCPA (Aust.)、FCIB、FHKIB、FBCS、CITP、FCIArb、太平紳士、Officier de L'Ordre de la Couronne、Grand Officer of the Order of the Star of Italian Solidarity、The Order of the Rising Sun、Gold Rays with Neck Ribbon、Officier de la Legion d'Honneur，七十歲，獨立非執行董事，於一九九零年四月加入董事會。李爵士為東亞銀行有限公司（在香港上市）的主席兼行政總裁，並為香港及海外多間其他公司之董事。李爵士為香港立法會議員。彼為香港華商銀行公會有限公司及香港管理專業協會之主席。彼亦為銀行業務諮詢委員會及財資市場公會之議會成員。李爵士為中國海外發展有限公司、中遠太平洋有限公司、粵海投資有限公司、香港中華煤氣有限公司、香港上海大酒店有限公司、電訊盈科有限公司、香港生力啤酒廠有限公司及維他奶國際集團有限公司（上述公司均在香港上市）之獨立董事。彼為AFFIN Holdings Berhad（在馬來西亞上市）及Criteria CaixaCorp, S.A.（在西班牙上市）之董事。李爵士曾為中國航空科技工業股份有限公司及招商局中國基金有限公司（上述公司均在香港上市）之獨立董事以及Dow Jones & Company, Inc.（在紐約證券交易所上市）之董事。彼曾為香港行政會議成員。

於最後實際可行日期，就證券及期貨條例所指，李爵士持有4,778,000股本公司股份，約佔本公司已發行股本之0.31%。本公司已向李爵士出具委任函件，據此，李爵士之任期由二零零六年五月二十五日（彼上一次獲重選為本公司董事之日期）至二零零九年股東週年大會結束。李爵士自願放棄截至二零零八年十二月三十一日止年度董事袍金及參與審核委員會酬金之30%。於二零零八年，李爵士有權收取董事袍金70,000港元，及參與審核委員會之酬金70,000港元，上述袍金及酬金乃董事會根據股東於本公司股東週年大會授予之權力而批准。按本公司之公司細則第99條，李爵士將須每三年輪值退任，並可於本公司股東週年大會膺選連任。

除上述者外，李爵士與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係，並無其他資料須根據上市規則第13.51(2)條的規定而披露，以及並無其他事項須提請股東注意。

3. 邱繼炳博士

邱繼炳博士，七十歲，非執行董事，於一九九四年六月加入董事會。邱博士為The MUI Group之主席兼行政總裁，其為一間業務多元化之企業集團，業務遍及亞太區、美國及英國。彼為Malayan United Industries Berhad及MUI Properties Berhad（均在吉隆坡上市）之主席及行政總裁。邱博士亦為Laura Ashley Holdings plc（在倫敦上市）、Corus Hotels Limited（曾經於倫敦上市）及星晨集團有限公司（在香港上市）之主席。彼亦為Pan Malaysian Industries Berhad（在吉隆坡上市）以及東亞銀行有限公司（在香港上市）之董事。邱博士為美國維吉尼亞Regent University之信託人及美國西雅圖Northwest University之校董。彼亦為Malaysian-British Business Council、Malaysia-China Business Council及Asia Business Council之委員。

於最後實際可行日期，就證券及期貨條例所指，邱博士並無於本公司股份中擁有權益。本公司已向邱博士出具委任函件，據此，邱博士之任期由二零零七年五月二十八日（彼上一次獲重選為本公司董事之日期）至二零一零年股東週年大會結束。邱博士自願放棄截至二零零八年十二月三十一日止年度董事袍金之30%。於二零零八年，邱博士有權收取董事袍金70,000港元，上述袍金乃董事會根據股東於本公司股東週年大會授予之權力而批准。按本公司之公司細則第99條，邱博士將須每三年輪值退任，並可於本公司股東週年大會膺選連任。

除上述者外，邱博士與本公司任何董事、高層管理人員、主要股東或控股股東概無任何關係，並無其他資料須根據上市規則第13.51(2)條的規定而披露，以及並無其他事項須提請股東注意。

本公司之公司細則第70條載有股東要求以投票方式表決的程序：

於任何股東大會，提呈大會表決之決議案均以舉手方式表決，除非要求以投票方式表決（在宣布以舉手方式表決之結果時或之前或於撤銷任何其他以投票方式表決之要求時）。下列人士可要求以投票方式表決：

(i) 會議主席；

(ii) 最少三名親自出席並於當時有權於會議上投票之股東或法團授權代表或受委託代表；

(iii) 任何親自出席之一位或多位股東或法團授權代表或受委託代表，彼等須代表不少於全體有權於會議上投票之股東之總投票權十分之一；或

(iv) 任何親自出席之一位或多位股東或法團授權代表或受委託代表，彼等持有獲賦予於會議上投票權力之本公司股份，而該等股份之實繳股款總額不少於全部賦予該項權利之股份實繳股款總額十分之一。

除非要求以投票方式表決及未有撤銷該要求，會議主席宣布決議案以舉手方式表決通過、或一致通過、或以大比數通過或否決，並在本公司會議記錄內載錄該表決結果，儘管未有載錄贊成或反對該決議的票數或比例，該記錄為決議案最終表決結果。